FILE NO. 1-3431 REGULATION BW RULE 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to one or more proposed issues

of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation BW

Dated:  September 27, 2012

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

Items 1-6. Not yet known. This information will be included in the prospectus for a particular issue.

Item 7. Exhibit

Exhibit A: Information Statement dated September 19, 2012.

Information Statement

International Bank for Reconstruction

and Development

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements—Note A and (2) all information is given as of June 30, 2012.

AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgar.shtml.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD’s main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Capital Markets Department, tel: (202) 477-2880, or to IBRD’s Tokyo office at Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100-0011, Japan, tel: (813) 3597-6650.

The Information Statement is also available on IBRD’s Investor Relations website at http://www.worldbank.org/debtsecurities/. Other documents and information on IBRD’s website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental information statement issued after the date hereof will refer to this Information Statement for a description of IBRD and its financial condition, until a subsequent information statement is filed.

September 19, 2012

SUMMARY INFORMATION

As of June 30, 2012, unless otherwise indicated

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. As a global development cooperative owned by 188 member countries, IBRD’s purpose is to work with its borrowing members so that they can achieve equitable and sustainable economic growth in their national economies and find effective solutions to pressing regional and global problems in economic development and environmental sustainability, all with a view to overcoming poverty and improving standards of living. It pursues this goal primarily by providing financing, risk management products, and other financial services, access to experts and a pool of knowledge in development-related disciplines, so that borrowing members can pool, administer and prioritize resources they dedicate to development-related objectives. The five largest of IBRD’s 188 shareholders are the United States (with 15.63% of the total voting power), Japan (9.21%), Germany (4.60%), France (4.12%) and the United Kingdom (4.12%).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. To enhance IBRD’s financial capacity following its response to the global economic crisis, on March 16, 2011, three resolutions increasing IBRD’s authorized capital were approved by the Board of Governors. The total increase in authorized capital was $87.6 billion. Under the terms of the resolutions, subscribed capital is expected to increase by $86.2 billion over the next five years, of which $5.1 billion will be paid-in. As of June 30, 2012, $917 million has been paid in. In addition to the resources provided by shareholders, IBRD’s financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk.

Results of Operations

IBRD has earned operating profits in every year since 1948 on a reported basis. IBRD’s operating income was $783 million for the fiscal year ended June 30, 2012. On a reported basis, the borrowing and investment portfolios are carried at fair value, while the loan portfolio is carried at amortized cost (except for loans with embedded derivatives which are reported at fair value). Net income on a reported basis was a loss of $676 million.

Equity and Borrowings

Equity.    IBRD’s shareholders have subscribed to $205.4 billion of capital, $12.4 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD’s obligations for borrowings or guarantees; it may not be used for making loans. IBRD’s equity also included $29 billion of retained earnings. The equity-to-loans ratio was 26.98% on a reported basis.

Borrowings.    IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world’s major capital markets, as well as directly from member governments and central banks. IBRD’s outstanding borrowings totaled $145.3 billion, and are denominated in 32 currencies.

Assets

Loans.    Most of IBRD’s assets are loans outstanding. As of June 30, 2012, on a reported basis, the net loan portfolio was $134.2 billion. IBRD’s loan commitments in FY 2012 totaled $20.6 billion. In accordance with the Articles of Agreement (Articles), all of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. IBRD’s Articles also limit the total amount of loans and guarantees IBRD can extend. IBRD loans are made only to countries deemed creditworthy. Although IBRD may make new loans to members with outstanding loans, it is IBRD’s practice not to reschedule interest or principal payments on its loans.

Loans in nonaccrual status totaled 0.3% of IBRD’s loan portfolio and represented loans made to or guaranteed by one borrower country. IBRD’s accumulated loan loss provision was equivalent to 1.2% of its total loans outstanding at June 30, 2012.

Liquid Asset Portfolio.    IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing of its market borrowings. As of June 30, 2012, its liquid asset portfolio totaled $34.2 billion. Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. This minimum is equal to the highest consecutive six months of projected debt service obligations plus one-half of projected net loan disbursements on approved loans (if positive) for the relevant fiscal year. The FY 2013 prudential minimum liquidity level has been set at $22 billion, reflecting an increase of $1 billion from FY 2012.

Asset / Liability Management

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also seeks to limit its interest rate risk in its loans and liquidity portfolio. IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to better manage balance sheet risks. The amounts receivable and payable under outstanding currency and interest rate swaps totaled $160.8 billion and $144.8 billion, respectively. The notional principal amount of outstanding interest rate swaps totaled $212 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

Throughout the Information Statement, terms in boldface type are defined in the Glossary of Terms on page 61.

The Information Statement contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations and that are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.

Box 1: Five-Year Summary of Selected Financial Data

As of or for the fiscal years ended June 30

In millions of U.S. dollars, except ratio and return data which are in percentages

Lending (Discussed in Section 2)	2012	2011	2010	2009	2008
Commitments[a]	$20,582	$26,737	$44,197	$32,911	$13,468
Gross disbursements[b]	19,777	21,879	28,855	18,565	10,490
Net disbursements[b]	7,798	7,994	17,230	8,345	(2,129)

Reported Basis
Income statement (Discussed in Section 6)
Operating income[c]	$783	$1,023	$800	$572	$2,271
Board of Governors-approved transfers	(650)	(513)	(839)	(738)	(740)
Net (loss) income	(676)	930	(1,077)	3,114	1,491
Balance sheet (Discussed in Section 6)
Total assets	$338,178	$314,211	$282,137	$277,008	$231,965
Net Investment Portfolio	35,119	30,324	36,114	38,210	23,008
Net loans outstanding	134,209	130,470	118,104	103,657	97,268
Borrowing portfolio[d]	133,075	122,501	119,775	103,568	88,284
Total equity	36,685	39,683	36,261	38,659	39,973
Performance Ratios (Discussed in Section 5)
Return on equity
Based on operating income	2.04%	2.77%	2.21%	1.59%	6.39%
Based on net (loss) income	(1.73)	2.44	(2.88)	8.35	3.97
Equity-to-Loans ratio[e]	26.98	28.59	29.37	34.28	37.62

Fair Value Basis
Income statement (Discussed in Section 7)
Net (loss) income[f]	$(4,679)	$1,704	$(870)	$(225)	$1,135
Net (loss) income excluding Board of Governors-approved transfers	(4,029)	2,217	(31)	513	1,875
Balance sheet (Discussed in Section 7)
Total assets	$336,167	$313,188	$281,969	$275,269	$233,089
Net Investment Portfolio	35,119	30,324	36,114	38,210	23,008
Net loans outstanding	132,198	129,447	117,936	101,918	98,392
Borrowing portfolio[d]	133,073	122,482	119,761	103,550	90,828
Total equity	34,676	38,679	36,107	36,938	38,553
Performance Ratios (Discussed in Section 5)
Return on equity
Based on net (loss) income excluding Board of Governors-approved transfers	(10.79)%	5.87%	(0.09)%	1.46%	5.28%
Equity-to-Loans ratio[e]	25.95	28.99	29.97	35.00	36.71

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC), capitalized front-end fees and interest.
c.	Operating income is defined as Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers.
d.	Net of derivatives.
e.	As defined in Table 10: Equity used in Equity-to-Loans Ratio.
f.	Fair value net income on a comprehensive basis comprises net income on a reported basis, additional fair value adjustment on the loan portfolio, and changes in AOCI.

1. EXECUTIVE SUMMARY

Introduction

The International Bank for Reconstruction and Development (IBRD), an international organization established in 1945, is owned by its member countries. IBRD’s main goals are promoting sustainable economic development and reducing poverty in its developing member countries. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs for economic reform. IBRD’s ability to intermediate funds from the international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD’s financial objective is not to maximize profit, but to earn adequate income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it has received from its shareholders and on its financial policies and practices. Shareholder support for IBRD is reflected in the capital subscriptions it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD’s financial policies and practices have led it to build reserves, diversify its funding sources, hold a large portfolio of liquid investments, and limit a variety of risks, including credit, market and liquidity risks.

Basis of Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement. The loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). Due to this asymmetry under the reported basis, IBRD also provides its financial statements on a fair value basis. Under the fair value basis, the loan portfolio is also reported at fair value. See Section 7: Fair Value Analysis for details.

When making decisions on income allocation and distribution, reported net income is adjusted to exclude certain items in order to arrive at amounts realized during the year and that are available for use (referred to as Allocable Income). For further discussion on income allocation see page 9.

Certain reclassifications of prior year’s information have been made to conform to the current year’s presentation. See Note A—Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements.

Reported Basis Balance Sheet

The following table is a condensed version of IBRD’s reported basis balance sheet.

Reported Basis Condensed Balance Sheets

In millions of U.S. dollars

As of June 30,	2012	2011	Variance
Investments and due from banks	$39,481	$35,107	$4,374
Net loans outstanding	134,209	130,470	3,739
Receivable from derivatives	160,814	144,711	16,103
Other assets	3,674	3,923	(249)

Total Assets	$338,178	$314,211	$23,967

Borrowings	$145,339	$135,242	$10,097
Payable for derivatives	144,837	130,429	14,408
Other liabilities	11,317	8,857	2,460
Equity	36,685	39,683	(2,998)

Total Liabilities and Equity	$338,178	$314,211	$23,967

During FY 2012, IBRD experienced an increase in the borrowing, investment and loan portfolios. These are discussed further on the following pages.

Lending Activities Highlights (Discussed in Section 2)

IBRD’s principal assets are its loans to member countries.

•	Since July 1, 2008 (FY 2009), in response to the global financial crisis, IBRD’s commitments totaled approximately $124 billion, in comparison to $54 billion in the proceeding four year period.

•

For the fiscal year ended June 30, 2012 (FY 2012), loan commitments were $20,582 million, a decrease of $6,155 million compared to the fiscal year ended June 30, 2011 (FY 2011). Despite the downward trend in annual commitments after peaking in the fiscal year ended June 30, 2010 (FY 2010), demand for IBRD’s loan products still remains strong and substantially above pre-FY 2009 levels.

•

As of June 30, 2012, on a reported basis, IBRD’s net loan portfolio increased by $3,739 million over June 30, 2011, primarily due to $7,798 million in net loan disbursements made in FY 2012, partially offset by currency translation losses of $3,939 million, consistent with the depreciation of the euro against the U.S. dollar in FY 2012.

During FY 2012, the Board of Executive Directors approved the following:

•

A new lending instrument called Program-for-Results that links the disbursement of funds directly to the delivery of defined, verifiable results. FY 2012 commitments under this new lending instrument totaled $300 million.

•

Extending the interest rate and currency risk management features, previously offered by IBRD on loans with a fixed spread, to new and existing loans with a variable spread, without first converting such loans to a fixed spread.

•

A new pricing structure for Development Policy Loans with a Deferred Drawdown Option (DPL-DDO), with the objective of aligning the charges for undrawn balances with the actual period for which the DPL-DDO remains undrawn. Under the new pricing terms: (a) front-end fees have been reduced, (b) the renewal fee has been eliminated and (c) an annual stand-by fee on undisbursed balances has been introduced.

Investment Activities Highlights (Discussed in Section 3)

Until April 24, 2012, IBRD managed its investments in two portfolios: a liquid asset portfolio and a Long-Term Income Portfolio (LTIP).

Liquid asset portfolio:    The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments. This portfolio is comprised of three sub portfolios: stable, operational and discretionary. The discretionary portfolio was re-activated on November 30, 2011.

As of June 30, 2012, the liquid asset portfolio totaled $34,189 million, an increase of $6,035 million compared to June 30, 2011, primarily reflecting Management’s decision to bolster liquidity.

The prudential minimum liquidity level has been set at $22 billion for FY 2013, reflecting an increase of $1.0 billion from FY 2012. As of June 30, 2012, the liquid asset portfolio was 163% of the prudential minimum liquidity level in effect for FY 2012.

LTIP:    The objective of this portfolio was to seek enhanced returns by investing part of IBRD’s equity that was not needed to support its lending activities, in a portfolio of fixed income instruments and listed equities. Following the global financial crisis, IBRD experienced an increase in lending activity. In order to maximize resources available for its lending activities, on April 24, 2012, the Board of Executive Directors approved the liquidation of LTIP. At the time of liquidation, the market value of this portfolio was $1.4 billion, compared with the $1 billion initial investment. As of June 30, 2012, LTIP was fully liquidated.

Funding Activities Highlights (Discussed in Section 4)

IBRD’s lending and investment activities, as well as general operations, are funded by equity and proceeds from debt issuances.

•

Equity:    IBRD’s equity is primarily comprised of paid-in capital and retained earnings. Following the Board of Governors’ approval of the General and Selective Capital Increase (GCI/SCI) resolutions in FY 2011, $15,278 million had been subscribed as of June 30, 2012, resulting in additional paid-in capital of $917 million as of that date.

In addition, during FY 2012, IBRD’s Board of Governors approved an amendment to its Articles of Agreement to change the number of basic votes of each member. This was part of the reforms to enhance the voice and participation of Developing and Transition Countries (DTCs) in IBRD. This amendment, along with the SCI will result in an increase in voting power of the DTCs to 47.19%, an increase of 4.59% since 2008.

•

Borrowings:    To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During FY 2012, IBRD raised medium- and long-term debt of $38,406 million, an increase of $9,616 million from FY 2011, in part reflecting Management’s decision to bolster IBRD’s liquidity levels. IBRD raised debt in FY 2012 in 23 different currencies.

Summary of Reported Basis Operating Income and Income Allocation

Reported Basis Operating Income (Discussed in Section 6)

The primary drivers of IBRD’s reported basis operating income are interest earned (net of funding cost) on the loan and investment portfolios, income from the equity duration extension strategy, net non-interest expense, and the provision for losses on loans and other exposures.

Reported basis operating income was lower in FY 2012 by $240 million as compared to FY 2011, primarily as a result of the following:

Provision for losses on loans and other exposures (Discussed in Sections 6 and 9)

For FY 2012, there was a $189 million provisioning charge due to the decline in the credit quality of the loan portfolio. In contrast, in FY 2011, there was a $45 million release of the provision due to the improvement in the credit quality of the loan portfolio.

LTIP (Discussed in Sections 3 and 6)

For FY 2012, the $138 million decrease in income from LTIP was primarily due to lower returns from the equity portfolio as compared to FY 2011.

Reported Basis Condensed Operating Income

In millions of U.S. dollars

For the fiscal years ended June 30,	2012	2011	Variance
Interest income, net of funding cost
Interest margin	$744	$556	$188
Equity-funded loans	196	196	—
Equity duration extension strategy	1,095	1,139	(44)
Investments	80	112	(32)

Net Interest Income	$2,115	$2,003	$112

Provision for losses on loans and other exposures[a] – (charge) release	(189)	45	(234)
LTIP income	31	169	(138)
Other income, net	38	39	(1)
Net non-interest expense	(1,212)	(1,233)	21

Reported Basis Operating Income	$783	$1,023	$(240)

Board of Governors-approved transfers	(650)	(513)	(137)
Fair value adjustments on non-trading portfolios, net	(809)	420	(1,229)

Reported Basis (Loss) Net Income	$(676)	$930	$(1,606)

a.	Other exposures include: deferred drawdown option, irrevocable commitments, exposures to member countries’ derivatives and guarantees.

These factors were partially offset by:

Interest income, net of funding cost (Discussed in Section 6)

One component of IBRD’s reported basis operating income is interest earned (net of funding cost) on the loan and investment portfolios. During FY 2012, there was an increase in interest income (net of funding cost) of $112 million as compared to FY 2011. This was primarily due to the $188 million increase in interest margin, reflecting higher spreads from the increased proportion of loans carrying the new loan pricing terms approved in FY 2010 and the increase in loan volume.

The shift by IBRD’s borrowers to variable rate loans over the last several years has increased the sensitivity of IBRD’s income to short-term interest rates. In order to reduce this sensitivity, IBRD implemented the equity duration extension strategy in FY 2008. Through this strategy, IBRD increased the duration of its equity from three months to approximately five years. This was achieved by entering into interest rate swaps with a 10-year ladder re-pricing profile. Income from this strategy was $1,095 million in FY 2012, compared with $1,139 million in FY 2011.

Income Allocation

It is Management’s practice to recommend each year the allocation of net income to augment reserves and support developmental activities. Net income allocation decisions are made on the basis of reported net income, adjusted to exclude certain items discussed below, in order to arrive at amounts realized during the year and that are available for use.

On August 9, 2012, the Executive Directors approved the allocation of $390 million out of FY 2012 net income to the General Reserve. In addition, the Executive Directors recommended to IBRD’s Board of Governors, the transfer from FY 2012 unallocated income of $608 million to the International Development Association (IDA).

With the approval of IBRD’s Executive Directors, the following are the adjustments made to reported net income to arrive at allocable income:

•	Board of Governors-approved transfers are excluded as they represent distributions from Surplus or prior year’s income.

•	Fair value adjustment on non-trading portfolios is excluded since the income allocation is based on realized amounts.

•

Pension adjustment reflects the difference between IBRD’s pension contributions and the accounting expense, as well as investment income earned on the Post-Employment Benefit Plan (PEBP) assets. Management believes the allocation decision should be based on actual cash contributions to the pension plans, as IBRD’s contributions are irrevocable and the assets are held in trust. In addition, Management believes that the PEBP investment income should be excluded from the allocation decision, since this income is only available to meet the PEBP liabilities.

The Board of Executive Directors approved a budget stabilization fund at the end of FY 2012 to stabilize IBRD’s contributions to the pension plans. Under the plan documents for these plans, IBRD is obligated to make contributions to the plans on the basis of funding requirements determined on an actuarial basis by the Pension Finance Committee, the governing body for the plans. While this governance process ensures that the plans are funded on an actuarially sound basis, it creates volatility in IBRD’s administrative budget. Once it has reached sufficient scale, the stabilization fund is designed to reduce such administrative budget volatility by partially funding the pension contribution in years in which the required amount is greater than a specified target. As a result, commencing in FY 2013, the pension adjustment will also include any contributions made to the stabilization fund, as well as any investment income earned on the fund. Draw downs from the fund will also be included in this adjustment.

•	Temporarily restricted income is excluded as IBRD has no discretion on the use of such funds.

•

Financial remedies are a new adjustment effective for FY 2012, and represent restitution and financial penalties from sanctions imposed by IBRD on debarred firms. Funds received by IBRD under this sanctions regime (including restitution payments and financial penalties) are reflected in income; however, Management believes that such funds should be excluded from the allocation decision, since this income is only available for specific purposes, such as fighting corruption and strengthening governance for the benefit of affected members.

•

Up until FY 2011, the LTIP adjustment reflected the difference between the actual portfolio return and a fixed draw amount, based on the long-term expected return on the portfolio. This adjustment was negative as the actual returns have been consistently higher than the fixed draw.

The liquidation of the LTIP in FY 2012 resulted in a positive adjustment reflecting the balance in the LTIP reserve as of June 30, 2012.

Income Allocation

In millions of U.S. dollars

	2012	2011
For the year ended June 30,
Reported net (loss) income	$(676)	$930
Board of Governors approved transfers	650	513
Fair value adjustment on non-trading portfolios, net	809	(420)

Reported operating income	783	1,023
Adjustments:
Pension	3	86
Temporary restricted income	(3)	(4)
LTIP	225	(109)
Financial remedies	(10)	—

Allocable Net Income	$998	$996

Recommended Allocations
General reserve	390	401
Surplus	—	75
Transfer to IDA	608	520

Total Allocations	$998	$996

Financial Risk Management (Discussed in Section 5)

IBRD uses its capital adequacy as a key indicator for financial risk management. The Executive Directors monitor IBRD’s capital adequacy based on a variety of metrics, including stress testing and the equity-to-loans ratio, within a Strategic Capital Adequacy Framework. IBRD’s equity-to-loans ratio decreased during FY 2012 from 28.59% at June 30, 2011 to 26.98% at June 30, 2012, due to the increase in the loan portfolio and decrease in usable equity.

IBRD is exposed to credit risk as well as various market risks, including interest, foreign exchange and liquidity. These risks are managed in a variety of ways, as discussed below:

Credit Risk:    IBRD is exposed to two primary types of credit risk, namely, country credit risk and commercial credit risk:

•

Country Credit Risk:    This risk includes potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages country credit risk through the use of individual country exposure limits. In particular, IBRD is exposed to portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding. This risk is managed by restricting IBRD’s exposure to any single borrower to the lower of the Single Borrower Limit or the Equitable Access Limit. The Single Borrower Limit for FY 2013 will remain unchanged from FY 2012; $17.5 billion for India and $16.5 billion for all other qualifying borrowers. The Equitable Access Limit at June 30, 2012 was $23 billion.

•

Commercial Credit Risk:    IBRD’s commercial credit exposure increased in FY 2012, consistent with the increase in IBRD’s liquidity levels. However, the credit quality of IBRD’s portfolio is still concentrated in the upper end of the credit spectrum, with 90% of the portfolio rated AA or above. This reflects IBRD’s continued preference for highly rated securities and counterparties across all categories of investments.

Market Risk:    IBRD uses various strategies to keep its exposure to market risk at a minimal level.

•

Interest Rate Risk:    IBRD seeks to match the interest-rate sensitivity of its assets (loan and investment portfolios) and its liabilities (borrowing portfolio) with the use of derivatives such as interest rate swaps. These derivatives effectively transform IBRD’s financial assets and liabilities to variable rate instruments. The interest rate risk attributable to IBRD’s equity earnings is managed through the equity duration extension strategy. While these strategies address most of IBRD’s interest rate risk, residual exposure to other interest rate risks still remains, including refinancing risk, interest rate lag risk and debt overhang risk.

•

Foreign Exchange Risk:    To minimize exchange rate risk in a multicurrency environment, IBRD periodically undertakes currency conversions to match its borrowing obligations in any one currency (after the use derivatives such as currency swaps) with assets in the same currency. In addition, to minimize the exchange rate sensitivity of its equity-to-loans ratio, IBRD aligns the currency composition of its loan portfolio with that of its equity through the use of derivatives. As a result, while the depreciation of the euro against the U.S. dollar during FY 2012 impacted the individual portfolios by currency, there was no material impact on the overall equity-to-loans ratio.

•

Liquidity Risk:    IBRD continues to maintain a high level of liquidity. Presently, IBRD’s liquid assets exceed the 150% prudential minimum guideline, in keeping with Management’s decision to increase liquidity.

Summary of Fair Value Results (Discussed in Section 7)

Fair value measures reflect short-term volatility based on the market environment. As a result, given that IBRD intends to hold its instruments to maturity (with the exception of the investment portfolio), these measures are not used for income allocation purposes. Rather, Management monitors the fair value results to assess the underlying trends in the market and the impact on its risk management policies. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value.

Net income on a fair value comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio, and changes in accumulated other comprehensive income (AOCI), which are related to currency translation adjustments and changes in the value of the pension plans.

The primary drivers of the fair value adjustments are the movements of the yield curves, the impact of IBRD’s own credit, and the credit quality of the loan portfolio as measured by Credit Default Swap (CDS) spreads after adjustments to reflect IBRD’s recovery experience.

Fair value net loss in FY 2012 was primarily due to the following:

•

The negative effect of the changes relating to AOCI of $2,931 million. The changes in AOCI related to the fair value adjustment on pension plans primarily due to the decrease in discount rate used to determine projected benefit obligations, and the negative currency translation adjustments resulting from the depreciation of the euro against the U.S. dollar.

•

A net negative fair value adjustment of $1,881 million on the non-trading and loan portfolios due to the changes in interest rates and credit. For further analysis on the movement in IBRD’s fair value income, see Section 7: Fair Value Analysis.

Condensed Net Income on a Comprehensive Basis

In millions of U.S. dollars

For the fiscal years ended June 30,	2012	2011	Variance
Reported Basis Operating Income	$783	$1,023	$(240)
Board of Governors-approved transfers	(650)	(513)	(137)
Fair value adjustments on non-trading portfolios, net	(809)	420	(1,229)

Reported Basis Net (Loss) Income	$(676)	$930	$(1,606)

Fair value adjustment on loans, net	(1,072)	(807)	(265)
Changes in accumulated other comprehensive income (loss)	(2,931)	1,581	(4,512)

Fair Value Net (Loss) Income	$(4,679)	$1,704	$(6,383)

2. LENDING AND OTHER DEVELOPMENT ACTIVITIES

Lending

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does Management believe there is a market for loans comparable to those made by IBRD.

From its establishment through June 30, 2012, IBRD’s approved loans, net of cancellations, totaled $505,742 million to 138 borrowing member countries. A summary of cumulative lending is presented in Table 1 below.

Table 1: Lending Status at June 30, 2012 and 2011

In millions of U.S. dollars

	2012	2011
Cumulative approvals[a]	$505,742	$486,480
Cumulative repayments[b]	307,934	296,082
Loans outstanding	136,325	132,459
Undisbursed amounts	62,916	64,435

a.	Net of cumulative cancellations of $71,830 million, as of June 30, 2012 ($70,724 million – June 30, 2011). Cumulative amount excludes guarantees.
b.	Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of repayment by borrowers.

Figure 1 presents the commitments and gross disbursements from FY 2008 to FY 2012. During FY 2012, new loan commitments were $20,582 million (including guarantees of $214 million), as compared to $26,737 million in FY 2011 (including guarantees of $400 million), a decrease of $6,155 million. Following the peak in FY 2010 of $44,197 million in new loan commitments in response to the global financial crisis, the declining commitment levels are in line with the expected reversion to pre-crisis levels of approximately $15 billion annually.

Figure 1: Commitments and Gross Disbursements

During the five-year period from FY 2008 to FY 2012, the Latin America and the Caribbean and Europe and Central Asia regions, combined, accounted for the largest share of commitments (See Figure 2).

Figure 2: Commitments by Region

Under IBRD’s Articles of Agreement (the Articles), as applied, the total amount outstanding of loans made by IBRD, including participation in loans and callable guarantees, may not exceed the statutory lending limit. At June 30, 2012, outstanding loans and callable guarantees totaled $136,325 million, equal to 59% of the statutory lending limit of $232,209 million.

Lending Cycle

The process of identifying and appraising a project, and approving and disbursing a loan, often extends over several years. However, on numerous occasions, IBRD has shortened the preparation and approval cycle in response to emergency situations (such as natural disasters) and crises (such as food, fuel and global economic crises). IBRD acts prudently and pays due regard to the prospects of repayment on its loans. IBRD’s decisions to make loans are based upon, among other things, studies of a member country’s economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations. With certain exceptions1, each loan must be approved by IBRD’s Executive Directors.

Loan disbursements are subject to the fulfillment of requirements set out in the loan agreement. The loan agreement requires borrowers to: (a) submit documentation establishing, to IBRD’s satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency. In addition, under pilot programs approved by the Executive Directors, IBRD considers the use of borrower country procurement, and environmental and social safeguard systems in selected operations where these systems are assessed by IBRD as being equivalent to IBRD’s systems and where the borrower’s policies and procedures, implementation practices, track record, fiduciary and safeguard risks and capacity are considered acceptable to IBRD.

During implementation of IBRD-supported operations, IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Executive Directors rather than to the President, evaluates the extent to which operations have met their major objectives.

Lending Instruments

IBRD lending generally falls into one of three categories: investment lending, development policy operations and Program-for-Results. IBRD’s loan terms are summarized in Table 2.

1.	For Adaptable Program Loans (APLs), the Executive Directors approve all first-phase APLs and delegate to Management the approval of subsequent phases subject to agreed procedures. In addition, Learning and Innovation Loans are loans of $5 million or less and are approved by Management.

Investment Lending

Investment lending2 is generally used to finance goods, works, and services in support of economic and social development projects and programs in a broad range of sectors. FY 2012 commitments under this lending instrument totaled $9,949 million (FY 2011: $17,213 million).

Development Policy Operations

Development policy operations are generally provided in exchange for commitments by borrowers to implement social, structural, and institutional reforms. FY 2012 commitments under this lending instrument totaled $10,334 million (FY 2011: $9,524 million).

Program-for-Results

On January 24, 2012, the Board of Executive Directors approved Program-for-Results, a new lending instrument that links the disbursement of funds directly to the delivery of defined, verifiable results. Through Program-for-Results, IBRD will help member countries improve the design and implementation of their development programs and increase accountability. The new instrument’s key features include: financing and support for borrower programs, disbursement of funds upon achievement of results, focus on strengthening institutional capacity, and providing assurance that IBRD’s financing is used appropriately and that the environmental and social impacts of the program are adequately addressed. FY 2012 commitments under this new lending instrument totaled $300 million.

Figure 3 shows the percentage of IBRD loans approved for investment lending, development policy operations and Program-for-Results over the past five years.

Figure 3: IBRD Lending Commitments

In FY 2012, new IBRD commitments for investment lending, development policy operations and Program-for-Results were 48% (FY 2011 – 64%), 50% (FY 2011 – 36%), and 2% (FY 2011 – nil), respectively.

Currently Available Loan Products

IBRD does not differentiate between the credit quality of member countries eligible for loans, with all member countries eligible for IBRD lending subject to the same pricing. As of June 30, 2012, 79 member countries were eligible to borrow from IBRD. Table 2 summarizes the currently available loan terms as of June 30, 2012.

2.	Investment lending loans include enclave loans which are made in exceptional cases to IDA qualifying member countries (who are not eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign exchange-related credit enhancements. These loans carry the same terms and conditions as IBRD loans. As of June 30, 2012 and June 30, 2011, IBRD’s enclave loans totaled $17 million and $23 million, respectively.

IBRD Flexible Loans

IBRD Flexible Loans (IFL) allow borrowers to customize the repayment terms (i.e., grace period, repayment period and amortization profile) to meet their debt management or project needs, and also include options to manage the currency and/or interest rate risk over the life of the loan. Final maturity of an IFL can be up to 30 years, provided that its weighted average maturity does not exceed 18 years.

Table 2: Currently Available Loan Terms

As of June 30, 2012

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL)		Special Development
	Fixed-spread Terms	Variable-spread Terms	Policy Loans (SDPL)
Final maturity	30 years	30 years	5 to 10 years
Maximum weighted average maturity	18 years	18 years	7.5 years
Reference market rate	Six-month floating rate index	Six-month floating rate index	Six-month floating rate index
Spread
Contractual lending spread	50	50	200[a]
Maturity premium	0-20[b]	0-20[b]	—
Market risk premium	10-15[c]	—	—
Funding cost margin	Projected funding spread to six-month floating rate index[d]	Actual funding spread to floating rate index of IBRD borrowings in the previous six-month period	—
Charges
Front-end fee[e]	25	25	100
Late service charge on principal payments received after 30 days of due date[f]	50	50	—
	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month floating rate index	Six-month floating rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	25	50
Renewal fee	—	25
Stand-by fee	50	—
Pricing for IBRD Partial Risk, Partial Credit, and Policy-Based Guarantees
Front-end fee		25
Guarantee fee		50-70[g]

a.	Minimum of 200 basis points.
b.	A maturity premium of nil is charged for loans with an average maturity less than 12 years, 10 basis points is charged for loans with an average maturity greater than 12 years and up to 15 years, and 20 basis points for loans with an average maturity greater than 15 years.
c.	A market risk premium of 10 basis points is charged for loans with an average maturity of up to 15 years, and 15 basis points for loans with an average maturity greater than 15 years.
d.	Projected funding spread to floating rate index (e.g. LIBOR) is based on the average repayment maturity of the loan.
e.	There are no waivers on interest and front-end fee under the current pricing terms.
f.	See Box 2 in Section 5 for treatment of overdue payments.
g.	A guarantee fee of 50 basis points is charged for guarantees with an average maturity less than 12 years, 60 basis points for guarantees with an average maturity of greater than 12 years and up to 15 years, and 70 basis points for guarantees with an average maturity greater than 15 years.

The IFL has the following two basic types of loan terms: variable-spread terms and fixed-spread terms. The spread on IBRD’s IFLs has four components: contractual lending spread, a maturity premium, a market risk premium, and a funding cost margin. The contractual lending spread and maturity premium, which apply to all IFLs, are subject to the Executive Directors’ annual pricing review. For fixed-spread IFLs, the projected funding cost and the market risk premium are reviewed and set by Management based on market conditions and are communicated quarterly to the Executive Directors.

The maturity premium was introduced as part of the loan maturity reform at the end of FY 2010 and is based on the cost of the incremental capital needed for the longer maturities. Since its introduction, the share of the longest average maturities (15 -18 years), which accounted for most of the new loan approvals prior to the introduction of the maturity premium, has declined from 90% in FY 2010 to 47% in FY 2012.

IFLs may be denominated in the currency or currencies chosen by the borrower provided that IBRD can efficiently intermediate in that currency. IFLs with variable-spread terms have a variable-spread over a floating rate index (e.g. LIBOR) that is adjusted every six months and IFLs with fixed-spread terms have a fixed-spread over a floating rate index (e.g. LIBOR) that is fixed for the life of the loan.

On March 12, 2012, the Executive Directors approved a proposal to extend the interest rate and currency risk management features previously offered by IBRD on loans with a fixed spread, to new and existing loans with a variable spread, without first having to convert such loans to a fixed spread.

Loans with a Deferred Drawdown Option

The Development Policy Loan Deferred Drawdown Option (DPL DDO) provides the borrower with the flexibility to rapidly fund its financing requirements, for example, following a shortfall in resources due to adverse economic events such as downturns in economic growth or unfavorable changes in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables the borrower to access an immediate source of funding to respond rapidly in the aftermath of a natural disaster. Under the DPL DDO, the borrower may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature; the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years.

On February 3, 2012, the Board of Executive Directors approved the following changes to DPL-DDO fees with the objective of aligning the charge for undrawn balances with the undrawn period: (a) reduction of the front-end fee from 75 to 25 basis points, (b) introduction of an annual stand-by fee of 50 basis points on undisbursed balances to accrue from the date of effectiveness of the loan, and (c) elimination of the 50 basis points renewal fee. These changes are applicable to all new DPL DDOs approved on or after February 3, 2012.

The terms of DPLs with regular terms and the CAT DDOs, remained unchanged. See Table 2 for currently available loan terms as of June 30, 2012.

As of June 30, 2012, the amount of DDOs disbursed and outstanding totaled $3,265 million ($2,732 million – June 30, 2011).

Special Development Policy Loans (SDPL)

SDPLs support structural and social reforms by credit worthy borrowers that are approaching a possible global financial crisis, or are already in a crisis and have extraordinary and urgent external financial needs. Borrowers seeking SDPLs must have a disbursing International Monetary Fund-supported program in place, and be seeking IBRD lending as part of a coordinated international support package.

In FY 2012, IBRD made no new SDPL commitments, compared to one SDPL committed in FY 2011 for $142 million.

Local Currency Loan Facility Agreement with IFC

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million, aimed at increasing the usability of local currency paid-in capital. Under this agreement, IBRD lends local currencies of its member countries, funded from paid-in capital, to IFC. These currencies are subsequently used by IFC to finance projects in those member countries. Loan commitments under this facility are subject to the consent of the respective IBRD member countries whose currency is involved. At June 30, 2012, loans outstanding under this facility were $42 million.

IBRD Discontinued Loan Products

IBRD no longer offers the following loan products: (i) Pre-pool Fixed Rate loans, (ii) Fixed Rate Currency Pool Loans, (iii) B-loans, (iv) Variable Rate Currency Pool Loans (v) Single Currency Pool loans, (vi) Fixed Rate Single Currency Loans, (vii) Variable-Spread Loans, and (viii) Fixed-Spread Loans.

Waivers

Waivers applicable to the previously available loan products include a portion of interest on loans and a portion of the commitment charge on undisbursed balances on all eligible loans, and are approved annually by the Executive Directors of IBRD. For FY 2012, the approved waiver rates were: 5 basis points on interest charges on loans for which the invitation to negotiate was issued prior to July 31, 1998 and 25 basis points on loans issued thereafter, but signed prior to the effectiveness of loan pricing terms introduced in September 2007; and 50 basis points on commitment charges. For FY 2013, the Executive Directors have approved the same waiver rates as FY 2012 for all eligible borrowers with eligible loans.

Risk management

For IBRD’s outstanding loans as of June 30, 2012, 80% carried variable interest rates and 20% carried fixed interest rates. IBRD uses derivatives to manage the re-pricing risks between loans and borrowings. After considering the effects of these derivatives, virtually the entire loan portfolio carried variable interest rates, as illustrated by Figure 4d. Other risk management techniques are discussed in Section 5, Financial Risk Management.

Figure 4 presents a breakdown of IBRD’s loan portfolio by loan product, undisbursed balances, currency composition, and interest rate structure. See the Notes to the Financial Statements-Note D-Loans and Other Exposures for more information.

Figure 4: Loan Portfolio

In millions of U.S. dollars

Figure 4a: Loans Outstanding by Loan Terms

Figure 4b: Undisbursed Balances by Loan Terms

Figure 4c: Loans Outstanding by Currency

Figure 4d: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio—June 30, 2012

a.	Includes IFL variable-spread loans.
b.	Includes IFL fixed-spread loans.
*	Denotes percentage less than 0.5%

Other Development Activities

IBRD offers derivatives, guarantees, and/or grants to its borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates. IBRD also provides technical assistance, advisory and other services to support poverty reduction. The section below discusses these products in more detail.

Derivatives

IBRD offers derivative products to its borrowing member countries, as well as affiliated and non-affiliated organizations as part of its financial intermediation services.

Borrowers:    IBRD is able to respond to borrowers’ needs for access to better risk management tools, by offering them derivative instruments; these include currency and interest rate swaps, and interest rate caps and collars. IBRD passes through its market cost of the instrument to the borrower, and charges a transaction fee comparable to the conversion fee charged on the fixed-spread loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements.

In addition, IBRD also offers its borrowers products to convert their IBRD loans into their domestic currencies to reduce their foreign currency exposure with respect to projects or programs that do not generate foreign currency revenues. These local currency loans carry fixed-spread terms. The balance of such loans outstanding at June 30, 2012 was $1,709 million ($1,794 million – June 30, 2011).

Affiliated Organizations:    To assist IDA with its asset/liability management strategy, IBRD executed a number of currency forward transactions with IDA. Concurrently, IBRD entered into offsetting transactions with market counterparties. IBRD charges an intermediation fee for these currency forward transactions.

Non-affiliated Organizations:    IBRD and the International Finance Facility for Immunisation (IFFIm), a non-affiliated organization, with whom IBRD has a master derivatives agreement and a treasury management contract, have entered into a number of currency swaps and interest rate swaps. Concurrently, IBRD entered into offsetting swap transactions with market counterparties. IBRD charges an intermediation fee for these derivative transactions.

Further details on derivatives for clients are provided in the Notes to Financial Statements-Note F-Derivative Instruments.

Guarantees

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. These guarantees can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. Each guarantee requires the counter-guarantee of the member government. Table 2 summarizes the guarantee pricing terms.

IBRD generally provides the following types of guarantees:

Partial risk guarantees:    These cover private lenders against the risk of a public entity or a government failing to perform its obligations with respect to a private project.

Partial credit guarantees:    These cover private lenders against nonpayment of the loans provided for public investments. Such guarantees allow public sector projects to raise financing, extend maturities and lower spreads.

Policy-based guarantees:    These extend the partial credit guarantee instrument beyond public investment projects to sovereign borrowings from private foreign creditors, in support of agreed structural, institutional, and social policies and reforms.

Enclave guarantees:    These partial risk guarantees are offered in exceptional cases to IDA qualifying member countries (who are not also eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign exchange-related credit enhancements. Fees and charges pertaining to enclave guarantees are higher than those charged for non-enclave guarantees.

Other Instruments:    As discussed in Other Activities below, IBRD has also committed to pay any donor shortfalls associated with the Advance Market Commitment (AMC) for Vaccines against Pneumococcal Diseases.

IBRD’s exposure at June 30, 2012 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in Table 3.

Table 3: Guarantee Exposure

In millions of U.S. dollars

	At June 30,
	2012	2011
Partial risk[a]	$116	$213
Partial credit	179	141
Policy based	470	359
Other instruments	880	986

Total	$1,645	$1,699

a.	Includes enclave guarantees totaling $8 million (June 30, 2011: $12 million).

For additional information see the Notes to Financial Statements-Note D-Loans and Other Exposures.

Grants

IBRD also supports development activities by making grants to various recipients through the Development Grant Facility and through mechanisms such as Board of Governors-approved transfers.

Other Activities

In addition to its financial operations, IBRD is also involved in the following other activities:

Consultation:    IBRD provides technical assistance to its member countries, both in connection with, and independent of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment, and assisting member countries in improving their asset and liability management techniques.

Research and Training:    To assist its developing member countries, IBRD, through the World Bank Institute and its partners, provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

Trust Fund Administration:    IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. These funds are held in trust and with the exception of third party contributions made to IBRD-executed trust funds which have not been disbursed, are not included on IBRD’s balance sheet.

Table 4 summarizes the cash and investment assets held in trust by IBRD as administrator and trustee, of which $155 million ($204 million—June 30, 2011), relates to IBRD’s contributions to these trust funds.

Table 4: Cash and Investment Assets held in Trust

In millions of U.S dollars

	At June 30,
Total fiduciary assets	2012	2011
IBRD-executed	$177	$197
Jointly executed with affiliated organizations	533	548
Recipient-executed	3,047	2,659
Financial intermediary funds	14,473	13,812
Execution not yet assigned[a]	3,521	3,206

Total	$21,751	$20,422

a.	These represent assets held in trust for which the agreement as to the type of execution is to be finalized jointly by the donors and IBRD.

During the fiscal year ended June 30, 2012, IBRD, as an executing agency, disbursed $341 million ($300 million—June 30, 2011) of trust fund program funds. For additional information, see the Notes to Financial Statements-Note I-Management of External Funds and Other Services.

Investment Management:    IBRD offers investment management services to several types of external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills. Under these arrangements, IBRD is responsible for managing investment assets on behalf of these institutions, and in return receives a fee based on the average value of the portfolios.

At June 30, 2012, the assets managed under these agreements had a value of $23,968 million ($21,324 million—June 30, 2011). These funds are not included in the assets of IBRD. For additional information, see the Notes to Financial Statements-Note I-Management of External Funds and Other Services.

Externally Financed Outputs (EFOs):    IBRD offers donors the ability to contribute to IBRD’s projects and programs. Contributions received must be utilized for the purposes specified by the donors and are therefore considered restricted until utilized for the donor-specified purposes.

Global Public Goods:    AMC is a multi-lateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for the AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization when the conditions of the AMC are met. In addition, should a donor fail to pay or delay in paying any amounts coming due, IBRD has committed to paying from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. For further details on AMC, see the Notes to Financial Statements-Note I-Management of External Funds and Other Services.

3. INVESTMENT ACTIVITIES

Up until April 24, 2012, IBRD managed its investments in two portfolios: a liquid asset portfolio and LTIP, both of which are designated as trading portfolios. LTIP was fully liquidated as of June 30, 2012. Box 3 in Section 5—Financial Risk Management, summarizes the eligibility criteria for IBRD’s investment securities.

The financial returns and average balances of IBRD’s investment portfolios in FY 2012 compared with FY 2011 are presented in Table 5. The returns of IBRD’s overall portfolio are lower than FY 2011, primarily due to the underperformance of the listed equities in the LTIP portfolio.

Table 5: Liquid Asset Portfolio and LTIP Returns and Average Balances

In millions of U.S. dollars

	Average Balances		Financial Returns (%)
	FY 2012	FY 2011	FY 2012	FY 2011
IBRD overall portfolio[a]	$35,571	$30,260	0.57%	1.18%
Liquid asset portfolio
Stable	20,850	20,964	0.60	0.78
Operational	9,758	8,009	0.18	0.29
Discretionary	3,770	—	0.72	—
LTIP	1,193	1,287	2.83	13.15

a.	Excludes PEBP and AMC holdings of $604 million (FY 2011: $531 million) and $326 million (FY 2011: 291 million), respectively.

Liquid Asset Portfolio

The objective of the liquid asset portfolio is to protect the principal amount of these investments and in doing so ensuring the availability of sufficient cash flows to meet all of IBRD’s financial commitments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. The General Investment Authorization for IBRD approved by the Executive Directors provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the Chief Financial Officer (CFO) and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including providing criteria for eligible instruments for investment, establishing risk parameters relative to benchmarks; such as an overall stop-loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as establishing clear lines of responsibility for risk monitoring and compliance.

IBRD’s liquid assets are held principally in highly-rated fixed income securities. These securities include government and agency obligations, time deposits and other unconditional obligations of banks and financial institutions. Additionally, IBRD holds currency and interest rate swaps (including currency forward contracts), asset-backed securities (including mortgage-backed securities), and futures, options and swaption contracts. IBRD only invests in exchange-traded options and futures. Figure 5 presents the liquid asset portfolio holdings at the end of FY 2012 and FY 2011.

Figure 5: Liquid Asset Portfolio at June 30, 2012 and 2011

In millions of U.S. dollars

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. This minimum is equal to the highest consecutive six months of projected debt service obligations plus one-half of projected net loan disbursements on approved loans (if positive) for the relevant fiscal year. The FY 2013 prudential minimum liquidity level has been set at $22 billion, reflecting an increase of $1 billion from FY 2012. In general, the size of the liquid asset portfolio should not exceed 150% of the prudential minimum liquidity level. From time to time, IBRD may, however, hold liquid assets over the specified maximum level to provide flexibility in timing its borrowing transactions and to meet working capital needs. At June 30, 2012, the liquid asset portfolio was 163% of the prudential minimum liquidity level.

As of June 30, 2012, the liquid assets were held in three sub-portfolios: stable, operational and discretionary, each with different risk profiles and performance guidelines. The discretionary portfolio was re-activated on November 30, 2011.

Stable Portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

Operational Portfolio provides working capital for IBRD’s day-to-day cash flow requirements.

Discretionary Portfolio provides flexibility for the execution of IBRD’s borrowing program and can be used to take advantage of attractive market opportunities.

Figure 6 represents IBRD’s liquid asset portfolio size and structure at the end of FY 2012 and FY 2011, excluding investment assets associated with PEBP and AMC.

Figure 6: Liquid Asset Portfolio Composition at June 30, 2012 and 2011

In millions of U.S. dollars

At June 30, 2012, the aggregate size of IBRD’s liquid asset portfolio was $34,189 million, reflecting an increase of $6,035 million from June 30, 2011. This increase reflects management’s decision to increase IBRD’s liquidity levels.

IBRD’s liquid asset portfolio is largely composed of assets denominated in or hedged into U.S. dollars, with net exposure to short-term interest rates. The debt funding these liquid assets has similar currency and duration profiles. This is a direct result of IBRD’s exchange rate and interest rate risk management policies, discussed further in Section 5—Financial Risk Management, combined with appropriate investment guidelines. In addition to monitoring gross investment returns compared to their benchmarks, IBRD also monitors overall investment earnings net of funding costs, discussed further in Section 6—Reported Basis Analysis.

Long-Term Income Portfolio (LTIP)

The LTIP program was adopted prior to the global financial crisis in November 2008 with the objective of seeking enhanced returns by investing part of IBRD’s equity that was not needed to support its lending activities, in a portfolio of fixed income instruments and listed equities. While the original program was approved for an investment of up to $3 billion, the program was capped at $1 billion at the end-FY 2009, following the onset of the global financial crisis, which resulted in a surge in IBRD’s lending volumes. In order to maximize IBRD’s lending capacity to borrowing member countries, on April 24, 2012, the Board of Executive Directors approved the liquidation of LTIP.

4. FUNDING ACTIVITIES

IBRD’s lending and investment activities, as well as general operations, are funded by equity and proceeds from debt issuance.

Equity:    IBRD’s equity is primarily comprised of paid-in capital and retained earnings.

Borrowings:    IBRD issues securities to institutional and retail investors around the world, both through global offerings and by way of bond issues designed to meet the needs of specific markets or types of investors. These funds are then used for lending to member countries.

Equity

IBRD’s equity base plays a critical role in securing its financial objectives. It enables IBRD to absorb risk through the use of its own resources and thereby protects shareholders from a possible call on callable capital. IBRD’s capital adequacy is judged on the basis of its ability to absorb potential risks and support normal loan growth.

In FY 2011, in order to enhance IBRD’s lending capacity following its response to the global economic crisis, the Board of Governors approved resolutions increasing IBRD’s authorized capital. Specifically; a General Capital Increase (GCI), a Selective Capital Increase (SCI), and additional shares to be held for new members. Under the terms of the resolutions, subscribed capital is expected to increase by $86.2 billion, of which $5.1 billion will be paid-in over a five year period.

The $86.2 billion expected capital increase comprises the following:

1.	A general capital increase of $58.4 billion, of which $3.5 billion will be paid-in – $698 million has been received as of June 30, 2012.

2.	A selective capital increase of $27.8 billion, of which $1.6 billion will be paid-in – $219 million has been received as of June 30, 2012.

The above capital increases, including additional shares to be held for new members, increased IBRD’s authorized capital to $278.4 billion. Total capital subscriptions received and paid-in as of June 30, 2012 relating to these increases were $15,278 million and $917 million, respectively. (See the Notes to the Financial Statements-Note B-Capital Stock, Maintenance of Value and Membership).

On March 26, 2012, the Board of Governors approved an amendment to IBRD’s Articles to change the basic votes of each member. Voting power for each member will now be determined as follows: one vote for each share held in IBRD plus their share of basic votes. Basic votes are calculated as the equal distribution of 5.55% of the aggregate sum of the voting power of all members. This amendment was part of the reforms to enhance the voice and participation of developing countries and countries in transition in IBRD. This amendment, as well as the SCI, will result in a shift of the voting power to DTCs to 47.19%, an increase of 4.59% since FY 2008. The amendment became effective on June 27, 2012.

As part of these reforms, 16 members are entitled to subscribe to additional shares. These members have until December 27, 2012 to subscribe to the additional shares.

Subscribed Capital

At June 30, 2012, the authorized capital of IBRD was $278,377 million, of which $205,394 million had been subscribed. Of the subscribed capital, $12,418 million had been paid-in with the remaining $192,976 million as the uncalled portion of subscriptions. See Table 6.

Table 6: Subscribed Capital

In millions of U.S. dollars

	FY 2012	FY 2011
Originally paid in national currencies
Of which:
Converted to U.S. dollars	$3,357	$2,551
Remaining in national currencies	7,819	7,997

Total	11,176	10,548
Originally paid in U.S dollars	1,242	1,172

Total paid-in capital	12,418	11,720
Uncalled portion of subscriptions	192,976	182,012

Total subscribed capital	$205,394	$193,732

The terms of payment of IBRD’s capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD’s Board of Governors are as follows:

Paid-in Capital

All of the $1,242 million of IBRD’s capital which was originally paid in gold or U.S. dollars may be freely used by IBRD in its operations.

Of the $3,357 million of IBRD’s capital, which was originally paid in national currency and subsequently converted into U.S. dollars or U.S. dollar denominated notes, $3,139 million was converted into cash and is freely available for use in IBRD’s operations, and $218 million was converted to U.S. denominated notes, which will become freely available upon encashment.

The remainder of IBRD’s paid in capital, $7,819 million, is in the national currencies of the subscribing members. Except for amounts used to fund administrative expenses and national currency expenses, paid in capital in national currency is subject to maintenance of value obligations. If the national currency is used to fund national currency lending, investments or swapped into another currency for investment or lending purposes, the maintenance of value obligation is deferred until such time as the national currency no longer funds these activities. At June 30, 2012, $1,496 million had been used to fund national currency administrative expenses and $6,086 million was being used in IBRD’s lending and investment operations, including $42 million under the local currency loan facility agreement with IFC. The remaining $237 million is subject to restriction and therefore, not available for lending or investment operations.

Under the current Board of Governors resolutions relating to the General and Selective Capital Increases, each subscription to shares is conditioned upon the free and immediate use of national currency paid-in capital. IBRD will accomplish this by converting members' paid-in capital in national currencies into U.S. dollars. By subscribing to shares, members will provide their irrevocable consent for the free and immediate use of their national currencies.

Uncalled portion of subscriptions

As of June 30, 2012, total uncalled portion of subscriptions was $192,976 million. Of this amount, $164,315 million may be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

The remaining uncalled portion of subscriptions of $28,661 million is to be called only when required to meet obligations for funds borrowed or on loans guaranteed by it, pursuant to resolutions of Board of Governors

(though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s capital. Any calls on capital are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2012, $116,249 million (60%) of the uncalled capital was callable from the member countries that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). Table 7 sets out the capital subscriptions of those countries and the callable amounts.

Table 7: Capital Subscriptions of DAC Members of OECD Countries — June 30, 2012

In millions of U.S. dollars

Member Country[a]	Total Capital Subscription	Uncalled Portion of Subscription
United States	$33,921	$31,805
Japan	19,958	18,736
Germany	9,946	9,331
France	8,890	8,339
United Kingdom	8,890	8,320
Canada	6,359	5,966
Italy	5,404	5,069
Netherlands	4,283	4,018
Belgium	3,496	3,281
Spain	3,809	3,576
Switzerland	3,453	3,241
Australia	3,168	2,973
Denmark	2,147	2,018
Korea, Republic of	1,908	1,793
Sweden	1,806	1,696
Austria	1,423	1,337
Norway	1,377	1,294
Finland	1,105	1,038
New Zealand	873	821
Portugal	659	620
Ireland	636	599
Greece	203	189
Luxembourg	199	189

Total	$123,913	$116,249

a.	See details regarding the capital subscriptions of all members of IBRD at June 30, 2012 in the Financial Statements-Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD’s largest shareholder. Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $24,142 million, has been authorized by the

U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies and Note B—Capital Stock, Maintenance of Value and Membership.

Borrowings

Funding

IBRD raises funds by offering its securities to institutional and retail investors around the world. Under its Articles, as applied, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction. IBRD issues short-term debt (debt issued with a maturity of one year or less), and medium- and long-term debt (debt issued with a maturity of more than one year). The average maturity to first call date of the medium- and long term debt issued during FY 2012 was approximately 4 years. In FY 2012, IBRD raised debt in 23 different currencies.

Short-term borrowings

IBRD’s short-term borrowings consist primarily of discount notes issued in U.S. dollars, as shown in Table 8.

Discount notes:    As of June 30, 2012, discount notes totaled $4,908 million, a decrease of $4,706 million from June 30, 2011; this decrease was primarily due to the higher amount of issuance of medium- and long-term borrowings. The average daily balance for the year was $9,814 million, with average maturities of less than one year.

Securities lent or sold under repurchase agreements:    These are secured predominantly by high quality securities collateral, including government issued debt. As of June 30, 2012, IBRD did not have any securities that where lent or sold under repurchase agreements.

Other short-term borrowings:    These instruments consist of borrowings with maturities of one year or less. As of June 30, 2012, these borrowings totaled $1,601 million, an increase of $1,032 million over June 30, 2011. The average and year-end balances have increased over FY 2011 mainly due to changes in investor demand and opportunities in newly developing currency markets.

Table 8: Short-term Borrowings

In millions of U.S. dollars, except rates in percentages

	June 30, 2012	June 30, 2011	June 30, 2010
Discount notes[a]
Balance at year-end	$4,908	$9,614	$18,183
Average daily balance during the fiscal year	$9,814	$11,836	$11,426
Maximum month-end balance	$14,495	$16,140	$18,355
Weighted-average rate at the end of fiscal year	0.10%	0.12%	0.34%
Weighted-average rate during the fiscal year	0.12%	0.28%	0.24%

Securities lent or sold under repurchase agreements[b]
Balance at year-end	$—	$232	$164
Average monthly balance during the fiscal year	$240	$198	$236
Maximum month-end balance	$790	$232	$564
Weighted-average rate at the end of fiscal year	—%	0.60%	0.17%
Weighted-average rate during the fiscal year	0.01%	0.48%	0.22%

Other short-term borrowings[a]
Balance at year-end	$1,601	$569	$793
Average daily balance during the fiscal year	$1,428	$836	$2,515
Maximum month-end balance	$1,601	$924	$3,905
Weighted-average rate at the end of fiscal year	0.44%	0.22%	0.41%
Weighted-average rate during the fiscal year	0.31%	0.32%	0.66%

a.	After swaps
b.	Excludes PEBP liabilities.

Medium- and Long-term borrowings

In FY 2012, medium- and long-term debt raised directly in the capital markets by IBRD amounted to $38,406 million compared to $28,790 million in FY 2011, as described below in Table 9. This increase reflects Management’s decision to bolster IBRD’s liquidity levels.

Table 9: Funding Operations Indicators

	FY 2012	FY 2011
Medium- and long-term funding raised (USD million)	$38,406	$28,790
Average maturity[a] (years)	3.85	3.87
Number of transactions	289	329

a.	Average maturity to first call date.

Medium- and long-term funding raised, excluding derivatives, by currency for FY 2012 and FY 2011 is shown in Figure 7.

Figure 7: Medium- and Long-term Borrowings Raised Excluding Derivatives by Currency

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, replacement of maturing debt and prefunding for future lending activities. IBRD determines its funding requirements based on a three year rolling horizon and funds approximately one-third of the projected amount in the current fiscal year.

IBRD strategically repurchases or calls its debt to reduce the cost of borrowings, reduce exposure to re-funding needs in a particular year, or to meet other operational or strategic needs. During FY 2012, IBRD repurchased or called $7,394 million of its outstanding borrowings (FY 2011: $6,644 million) for a realized gain of $67 million (FY 2011: $34 million).

Use of Derivatives

Generally, new medium- and long-term funding is initially swapped into variable-rate U.S. dollars, with conversion to other currencies being carried out subsequently, in accordance with loan funding requirements, as illustrated by Figure 8. In addition, IBRD uses derivatives to manage the re-pricing risks between loans and borrowings. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.

Figure 9 illustrates the effect of derivatives on the currency composition of IBRD’s borrowings portfolio at June 30, 2012.

The weighted average cost of IBRD’s borrowing portfolio, excluding the effects of derivatives, was 2.98% and 3.44% as of June 30, 2012 and June 30, 2011, respectively. After the effect of borrowing-related derivatives, the weighted average cost of the borrowing portfolio was 0.66% and 0.63% as of June 30, 2012, and June 30, 2011, respectively. A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements-Note E-Borrowings.

Derivatives are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans.

IBRD does not enter into derivatives for speculative purposes. A more detailed analysis of derivatives used by IBRD is provided in the Notes to Financial Statements-Note F-Derivative Instruments.

Figure 8: Effect of Derivatives on Interest Rate Structure on Borrowings—June 30, 2012

a.	Excludes discount notes.

Figure 9: Effect of Derivatives on Currency Composition on Borrowings—June 30, 2012

*	Denotes percentage less than 0.5%

5. FINANCIAL RISK MANAGEMENT

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, operational and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, as well as any significant developments in risk management policies and controls. In addition, on an annual basis, Management prepares an integrated risk monitoring report for the Executive Directors to provide a holistic picture of risk management activities within IBRD.

Governance Structure

The risk management governance structure supports senior management in their oversight function, particularly in the coordination of different aspects of risk management and in connection with risks that run across functional areas.

IBRD’s Chief Risk Officer (CRO) reports directly to the CFO. The CRO is responsible for: (i) assessing risks; (ii) benchmarking existing risk management practices against major financial institutions; (iii) ensuring consistency of risk management activities with best practice; and (iv) considering unique risks that are specific to multilateral development banks and international financial institutions.

The Finance Committee, which is chaired by the CFO, reviews, evaluates and decides on matters related to IBRD’s finances to ensure that these are aligned with corporate financial and risk tolerance objectives set by the Executive Directors. The topics covered by the Finance Committee include the following: IBRD’s financial policies and guidelines, new financial initiatives, setting of risk tolerances, and financial risk exposures. The

Finance Committee makes recommendations and, where appropriate, makes decisions in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting.

There are four subcommittees that report to the Finance Committee (See Chart 1). These subcommittees provide technical expertise and guidance on strategy, policy, risk management and new initiative issues presented to the Finance Committee, enabling the group to make the decisions necessary to conduct appropriate oversight of IBRD’s financial issues.

Chart 1: Finance Committee Governance Structure

•

The Strategy, Performance and Risk Subcommittee develops, approves and monitors the management policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. Such policies are ratified by the CFO. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, investing activities, and monitoring matches between assets and their funding. In addition, the subcommittee periodically reviews loan pricing and approves the projected funding cost and market risk premium of IBRD’s IFLs with fixed-spread terms. The subcommittee meets quarterly to formally review current and proposed business strategy and risk limits/policies, along with business results and financial risk profiles to facilitate alignment between financial and risk management objectives, plan and activities.

•

The Finance Initiatives Subcommittee reviews the financial and organizational implications of implementing new initiatives that may impact IBRD. The subcommittee reviews all financial management, legal, reputational, financial operations and reporting aspects including risk/reward parameters and whether capital deployment is required. This subcommittee’s approval is required before a new IBRD initiative may be proposed to the Finance Committee or the Board of Executive Directors The subcommittee meets as needed.

•

The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk. The subcommittee meets at least quarterly to review the impact on the provision for losses on loans and other exposures of any changes in risk ratings of borrowing member countries and movements between the accrual and nonaccrual portfolio and other factors including expected default frequencies. Whenever a new financial product is being considered for introduction, it is submitted to this subcommittee for review and recommendation with respect to country credit risk issues. In addition, the Audit Committee of the Board of Executive Directors is apprised by management at least twice a year on the accumulated provision for losses on loans and other exposures.

•

The Operational Risk Subcommittee provides oversight on operational risks for financial operations. The subcommittee meets on a quarterly basis to ensure key operational risks relating to financial operations are monitored and managed appropriately, recognizing that primary responsibility for the management of operational risk resides with business units.

In addition to the previously discussed committees, the Corporate Finance Department, the Market and Counterparty Risk Department and the Credit Risk Department play key roles in financial risk management. All three departments are independent from IBRD’s operational business units and report directly to the Vice-President, Corporate Finance and Risk Management.

Corporate Finance Department:    This department assesses and manages the adequacy of IBRD’s risk capital and income-generating capacity, and seeks to ensure that the financial management decisions are informed and guided by IBRD’s medium-term outlook for income and capital adequacy.

Market and Counterparty Risk Department: This department is responsible for market and counterparty credit risk oversight, assessment and reporting. It works with IBRD’s financial managers, who are responsible for the day-to-day management of market and counterparty risks. The department’s responsibilities include establishing and maintaining guidelines, volume limits and risk oversight processes to facilitate effective monitoring and control. Under the auspices of the Finance Committee and its subcommittee, The Strategy, Performance and Risk subcommittee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. The department’s Management represented on the Finance Committee is responsible for ensuring effective oversight, which includes maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loan, investment and borrowing portfolios.

Credit Risk Department: This department identifies, measures, monitors and manages country credit risk faced by IBRD. Country credit risk is the primary risk faced by IBRD. By the agreement with the Executive Directors, the individual country credit risk ratings are not shared with the Board and are not made public. In addition, this unit is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and other exposures, and monitoring borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations and are included in the assessment of IBRD’s capital adequacy.

Capital Adequacy

IBRD uses its capital adequacy as a key indicator for financial risk management. IBRD’s capital adequacy measure is the degree to which its risk capital is sufficient for absorbing unexpected credit shocks from its loan portfolio and still being able to lend for development purposes. This is intended both to protect shareholders from a possible call on the callable capital and IBRD’s credit rating; and reduce borrowing costs and corresponding lending rates for borrowers. The Executive Directors monitor IBRD’s capital adequacy based on a variety of metrics, including stress testing and the equity-to-loans ratio, within a Strategic Capital Adequacy Framework.

Stress testing provides a basis for evaluating whether IBRD has sufficient financial capacity to be able to (a) absorb the income loss due to a credit shock, and (b) generate sufficient income to support loan growth in the following years.

The equity-to-loans ratio is guided by the Strategic Capital Adequacy Framework with a target risk coverage range of 23 to 27 percent. The Strategic Capital Adequacy Framework is a key management tool for capital planning that seeks to ensure that over the medium term the volume of loans supported by equity does not exceed the prudential level.

As a result of the global financial crisis, IBRD experienced a strong surge in its lending activity. In order to reinforce IBRD’s capital adequacy and ensure it remains sufficiently robust to support shareholder goals with regard to IBRD’s medium term lending plans, IBRD’s shareholders agreed in 2010 to a package of financial measures, including a capital increase that would take effect over a five year period starting in FY 2011, with the objective of keeping the equity-to-loans ratio aligned with the Strategic Capital Adequacy Framework. Under this framework IBRD’s equity-to-loans ratio is generally expected to remain within the target risk coverage range.

As presented in Figure 10, IBRD’s reported basis equity-to-loans ratio decreased during FY 2012, due to the increase in the loan portfolio and decrease in usable equity, but remains close to the higher end of the target risk coverage range.

Figure 10: Equity-to-Loans Ratio

Table 10 presents the composition of the equity-to-loans ratio at June 30, 2012 and 2011, respectively. The $1,053 million decrease in the usable equity during FY 2012 was primarily due to the net negative adjustment in ‘Other adjustments’ reflecting the underfunded status of the pension plans, primarily resulting from the decrease in the discount rate; and the negative cumulative translation adjustment, resulting from the depreciation of the euro against the U.S. dollar. These were partially offset by the increase in usable capital resulting from the additional paid-in capital received under the GCI and SCI (Refer to Section 4—Funding for more details).

Table 10: Equity used in Equity-to-Loans Ratio

In millions of U.S. dollars

	June 30, 2012	June 30, 2011	Variance
Usable capital
Paid-in capital	$12,418	$11,720	$698
Restricted paid-in capital	(944)	(1,273)	329
Net payable for maintenance of value	488	862	(374)

Total usable capital	$11,962	$11,309	$653

Special reserve	293	293	—

General reserve[a]	26,741	26,351	390

Cumulative translation adjustment[b]	(139)	611	(750)

Other adjustments[c]	(1,221)	125	(1,346)

Equity used in Equity-to-Loans Ratio (usable equity)[d]	$37,636	$38,689	$(1,053)

Fair value adjustments	(1,525)	236	(1,761)

Equity used in Equity-to-Loans Ratio-fair value basis	$36,111	$38,925	$(2,814)

Loans outstanding, present value of guarantees, effective but undisbursed DDOs, net of relevant accumulated provisions, deferred loan income and LTIP assets	$139,488	$135,310	$4,178

Fair value of loans outstanding, present value of guarantees, effective but undisbursed DDOs and LTIP assets	$139,136	$134,291	$4,845

Equity-to-Loans Ratio—reported basis	26.98%	28.59%
Equity-to-Loans Ratio—fair value basis	25.95%	28.99%

a.	The June 30, 2012 amount includes proposed transfers to the General Reserve out of FY 2012 net income.
b.	Excluding cumulative translation amounts associated with the fair value adjustment on non-trading portfolios, net.
c.	Other adjustments comprise the net underfunded status of IBRD’s pension plans, the cumulative income earned on LTIP assets adjusted by the fixed draw amount, and income earned on PEBP assets prior to FY 2011.
d.	Excludes the effects of fair value adjustment on non-trading portfolios, net.

IBRD undertakes specific risk management activities for credit and market risk, which are discussed below (See Chart 2). The major financial risk to IBRD is the country credit risk inherent in the loan portfolio.

Chart 2: IBRD’s Specific Risk Categories

Credit Risk

IBRD faces two types of credit risk: country credit risk and commercial credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

Country Credit Risk

This risk includes potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages country credit risk through the use of individual country exposure limits. These exposure limits take into account creditworthiness and performance.

Probable losses inherent in the loan portfolio due to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses due to country credit risk are covered by equity.

Portfolio concentration risk, which arises when a small group of borrowers accounts for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through an exposure limit for loans outstanding plus the present value of guarantees and the undisbursed portion of DDOs that have become effective to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. The Equitable Access Limit is equal to 10% of IBRD’s subscribed capital, reserves and unallocated surplus. The Single Borrower Limit is established, in part, by assessing its impact on the overall portfolio risk relative to the level of usable equity. The Single Borrower Limit is determined by the Executive Directors each year at the time they consider the adequacy of IBRD’s reserves and the allocation of its net income. For FY 2012 and FY 2013, the Single Borrower Limit was $17.5 billion for India and $16.5 billion for all other qualifying borrowers. The Equitable Access Limit at June 30, 2012 was $23 billion.

As depicted in Figure 11, the eight countries with the highest exposures accounted for approximately 62% of the loan portfolio. IBRD’s largest exposure (including the present value of guarantees and other exposures) to a single borrowing country was $13.6 billion at June 30, 2012.

Figure 11: Top Eight Country Exposures at June 30, 2012

In billions of U.S. dollars

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD’s Executive Directors. Currently, IBRD has entered into one such arrangement with China. To date, China has not reached the single borrower exposure limit and therefore, activation of this arrangement has not been required.

Overdue and Non-performing Loans

When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans. IBRD’s current policy however, is to exercise this option through a graduated approach as summarized in Box 2. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue.

Box 2: Treatment of Overdue Payments
Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007 and September 27, 2007 if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower shall pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.

Overdue by 45 days	In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.
Overdue by 60 days	In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements could be made to a member country upon approval by the Executive Directors.
Overdue by more than six months	All loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income of the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases that decision may be deferred until after a suitable period of payment performance has passed.

See Notes to Financial Statements-Note D-Loans and Other Exposures for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2012.

Treatment of Protracted Arrears

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. During FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro, formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in 1996. See the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies, for additional information.

Commercial Credit Risk

The effective management of credit risk is vital to the success of IBRD’s funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers and to manage its exposure to fluctuations in interest and currency rates.

IBRD mitigates the counterparty credit risk arising from investments and derivatives through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty and security-specific creditworthiness, assigning credit limits, and determining the risk profile of specific transactions. Credit limits are calculated and monitored taking into consideration current market values, estimates of potential future movements in those values, and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and highly liquid investment securities.

For derivative products, IBRD uses the estimated replacement cost of the derivative as the measure of credit risk exposure. While the contractual principal amount of derivatives is the most commonly used volume measure in derivative markets, it is not a measure of credit or market risk. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria (as summarized in Box 3), volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. As a result of these mark-to-market collateral arrangements, IBRD’s residual commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, time deposits and corporate entities.

Box 3: Eligibility Criteria for IBRD’s Investment Securities
Instrument Securities	Description
Sovereigns	IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, if government obligations are denominated in the national currency of the issuer, no rating is required.
Agencies	IBRD may only invest in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization or any other official entity other than the government of a member country, with a minimum credit rating of AA-.
Corporates and asset- backed securities	IBRD may only invest in securities with a AAA credit rating.
Time deposits[a]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Equity securities in the LTIP portfolio[b]	IBRD may invest in any marketable equity security provided that the security is included in the Russell 3000 Index or MSCI World, ex-US Index, or similar indices, as well as any other securities or financial instruments (including commingled or mutual funds and Exchange Traded Funds) that are typically used by asset management firms or other financial institutions in portfolios that seek to track all or part of these indices.
a.	Time deposits include certificates of deposit, bankers’ acceptances and other obligations issued or unconditionally guaranteed by banks or other financial institutions
b.	The LTIP portfolio was fully liquidated as of June 30, 2012.

IBRD’s exposure is marginal to futures and options and resale agreements. With respect to futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. With respect to resales, IBRD monitors the fair value of the securities received and, if necessary, closes out transactions and enters into new repriced transactions.

Under the mark-to-market collateral arrangements, when IBRD is in a net receivable position higher than the agreed upon collateral threshold allocated to the counterparty, counterparties are required to post collateral with IBRD.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in an event of a downgrade, see the Notes to Financial Statements-Note F-Derivative Instruments.

Table 11 provides details of IBRD’s estimated credit exposure on its investment and swap portfolios, net of collateral held, by counterparty rating category.

Table 11: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of June 30, 2012
	Investments		Net Swap Exposure	Total Exposure on Investments and Swaps
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits			% of Total
AAA	$8,842	$8,054	$—	$16,896	48%
AA	6,086	8,030	550	14,666	42
A	—	3,457	177	3,634	10
BBB	—	4	—	4	*
BB or lower	—	8	—	8	*

Total	$14,928	$19,553	$727	$35,208	100%

	As of June 30, 2011
	Investments		Net Swap Exposure	Total Exposure on Investments and Swaps
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits			% of Total
AAA	$4,379	$6,698	$—	$11,077	34%
AA	4,671	11,814	989	17,474	54
A	488	3,313	190	3,991	12
BBB	—	4	—	4	*
BB or lower	—	11	—	11	*

Total	$9,538	$21,840	$1,179	$32,557	100%

a.	Excludes (a) externally managed portfolios including LTIP equities and Post-Employment Benefits Plan and (b) swap exposures executed with borrowing member countries, International Finance Facility for Immunisation (IFFIm) and IDA.
*	Indicates amounts less than 0.5%.

The increase in commercial credit exposure during FY 2012 reflects Management’s decision to bolster IBRD’s liquidity levels. The credit quality of IBRD’s portfolio is concentrated in the upper end of the credit spectrum due to a continued preference for highly rated securities and counterparties across all categories of investments. Of the total commercial credit exposure, net of collateral held, as of June 30, 2012, $8.6 billion (24%) related to countries in the Euro Zone, of which $7.3 billion (21%) is rated AA or above and none were rated below A.

Market Risk

IBRD is exposed to changes in interest and exchange rates and uses various strategies to keep its exposure to market risk at a minimal level.

Interest Rate Risk

There are four main sources of interest rate risk to IBRD. The first is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The second is refinancing risk for fixed-spread loans. The third is the interest rate lag associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The fourth area of risk is debt overhang in borrowings funding multicurrency loan pools.

Equity Earnings Risk

The increase in the volume of loans with interest rates linked to floating rate indexes (e.g. LIBOR) has increased the sensitivity of IBRD’s income to changes in market interest rates. As a result, income from equity invested in these variable interest rate loans is sensitive to interest rates. As part of IBRD’s risk management strategy to reduce the sensitivity of income to short-term interest rates, IBRD has engaged in an equity duration extension strategy which employs interest rate swaps to increase the duration of equity from three months to approximately five years. This strategy seeks to increase the stability of its income by aligning the repricing profile of equity to a 10-year uniform ladder.

Refinancing Risk

Refinancing risk for the funding of fixed-spread loans relates to the potential impact of any future deterioration in the Bank’s funding spread, since loans are not funded to their final maturities. IBRD charges an associated risk premium and Management carries out periodic reviews of the adequacy of the risk premium given future expectations about IBRD’s funding levels. See Table 2, for currently available terms.

Interest Rate Lag Risk

The borrowing cost-pass-through formulation incorporated in the lending rates charged on IBRD’s cost pass-through pool loan products (currency pool loans and variable-spread loans) poses an additional interest rate lag risk. This risk exists as the cost pass-through formulation is done with a six-month lag. As of June 30, 2012, these loans accounted for approximately 57% of the portfolio (55% at June 30, 2011).

Debt Overhang Risk

This risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. The amount of debt allocated to the multicurrency debt pool slightly exceeded the balance of the multicurrency loan pool as of June 30, 2012, and the overfunding position is expected to increase as the outstanding balance of the loan pool declines further. To manage this risk, IBRD executed forward-starting swaps from FY 2000 to change the interest rate characteristics of the overfunded debt from fixed to variable.

As of June 30, 2012, the debt overhang was within Management’s expected parameters. Should the amount of debt overhang remain at the currently projected levels, IBRD does not anticipate executing additional forward-starting swaps.

Other Interest Rate Risks

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities and derivative financial instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Interest rate risk on non-cost pass-through products, which accounted for 43% of the loan portfolio at June 30, 2012 (45% at June 30, 2011), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component of the loan portfolio affected by IBRD’s equity duration extension strategy.

The interest rate risk on IBRD’s liquid asset portfolio—which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates—is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Exchange Rate Risk

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. However, the reported levels of its assets, liabilities, income and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts compared to IBRD’s reporting currency, the U.S. dollar.

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its equity-to-loans ratio. It implements this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD’s ability to better absorb unexpected losses from arrears of loan repayments regardless of the market environment.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. For a discussion on how liquidity is managed, see Section 3—Investment Activities.

6. REPORTED BASIS ANALYSIS

Basis of Reporting

In IBRD’s balance sheet on the reported basis, the borrowing and investment portfolios are carried at fair value, while the loan portfolio is carried at amortized cost (except for loans with an embedded derivative which are reported at fair value). See Table 12 for IBRD’s condensed reported basis balance sheet with a reconciliation to fair value basis.

Table 12: Condensed Balance Sheets at June 30, 2012 and 2011

In millions of U.S. dollars

	June 30, 2012			June 30, 2011
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$5,806		$5,806	$2,462		$2,462
Investments	33,675		33,675	32,645		32,645
Net loans outstanding	134,209	$(2,011)	132,198	130,470	$(1,023)	129,447
Receivable from derivatives	160,814		160,814	144,711		144,711
Other assets	3,674		3,674	3,923		3,923

Total assets	$338,178	$(2,011)	$336,167	$314,211	$(1,023)	$313,188

Borrowings	$145,339	$(2)[a]	$145,337	$135,242	$(19)[a]	$135,223
Payable for derivatives	144,837		144,837	130,429		130,429
Other liabilities	11,317		11,317	8,857		8,857

Total liabilities	301,493	(2)	301,491	274,528	(19)	274,509
Paid in capital stock	12,418		12,418	11,720		11,720
Retained earnings and other equity	24,267	(2,009)	22,258	27,963	(1,004)	26,959

Total equity	36,685	(2,009)	34,676	39,683	(1,004)	38,679

Total liabilities and equity	$338,178	$(2,011)	$336,167	$314,211	$(1,023)	$313,188

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Reported Basis Balance Sheet

Investment Portfolio

As part of IBRD’s financial risk management, IBRD primarily holds short-term U.S. dollar fixed-income securities, as well as other securities swapped into U.S. dollars. The portfolio has an average duration of less than three months.

At June 30, 2012, the net asset value of the investment portfolio increased by $4,795 million as compared to June 30, 2011 (See Notes to Financial Statements-Note C-Investments), primarily reflecting Management’s decision to bolster liquidity.

Loan Portfolio

In FY 2012, borrowing member countries exhibited a preference for IFLs with variable-spread terms versus those with fixed-spread terms, since the spreads for the latter were higher. As a result, for FY 2012, 64% (FY 2011—89%) of the loan commitments carried variable spreads and the remainder carried fixed spreads.

At June 30, 2012, 80% of the loans outstanding carried variable interest rates and the remaining carried fixed interest rates. To manage the re-pricing risks between loans and borrowings, IBRD uses derivatives to convert virtually all of the fixed interest rate loans into variable interest rate loans. See Figure 4d for the interest rate structure of IBRD’s loan portfolio.

As of June 30, 2012, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to one country. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.2% of the total loan portfolio.

Net loans outstanding on a reported basis increased by $3,739 million in FY 2012. This increase was primarily due to net disbursements of $7,798 million, which were driven by the increase in demand for IBRD’s loans, partially offset by currency translation losses of $3,939 million, consistent with the depreciation of the euro against the U.S. dollar in FY 2012.

Borrowing Portfolio

As of June 30, 2012, after the effects of derivatives, virtually all of IBRD’s borrowing portfolio (excluding discount notes) carried variable interest rates (See Figure 8). As mentioned previously, derivatives are used to manage the re-pricing risk between IBRD’s loan and borrowing portfolios.

The borrowing portfolio, net of derivatives, increased by $10,574 million, as compared to June 30, 2011 (See Notes to Financial Statements-Note E-Borrowings). This was primarily due to net new borrowing issuances of $10,626 million, consistent with Management’s decision to bolster liquidity levels and unrealized mark-to-market losses of $2,247 million, primarily resulting from the downward shift in the major yield curves. This was partially offset by currency translation gains of $3,095 million, consistent with the depreciation of the euro against the U.S. dollar in FY 2012.

Reported Basis Operating Income

IBRD’s operating income on a reported basis is broadly comprised of income from interest-earning assets (net of funding cost) and the equity duration extension swap portfolio, less the provision for losses on loans and other exposures, and net non-interest expense. Table 13 shows a breakdown of operating income, net of funding costs, on a reported basis.

Table 13: Reported Basis Operating Income

In millions of U.S. dollars

	FY 2012	FY 2011	FY 2010	FY 2012 vs. FY 2011	FY 2011 vs. FY 2010
Interest income, net of funding costs
Interest margin	$744	$556	$433	$188	$123
Equity-funded loans	196	196	324	—	(128)
Equity extension duration strategy	1,095	1,139	994	(44)	145
Investments	80	112	95	(32)	17

Net interest income	$2,115	$2,003	$1,846	$112	$157
Provision for losses on loans and other exposures – (charge) release	(189)	45	32	(234)	13
LTIP Income	31	169	118	(138)	51
Other net income	38	39	52	(1)	(13)
Net non-interest expense	(1,212)	(1,233)	(1,248)	21	15

Reported Basis Operating Income	$783	$1,023	$800	$(240)	$223

Table 14: Net Noninterest Expense

In millions of U.S. dollars

	FY 2012	FY 2011	FY 2010	FY 2012 vs. FY 2011	FY 2011 vs. FY 2010
Administrative expenses
Staff costs	$734	$696	$661	$38	$35
Operational travel	162	142	156	20	(14)
Consultant fees	262	244	247	18	(3)
Pension and other postretirement benefits	163	220	158	(57)	62
Communications and IT	44	41	39	3	2
Contractual services	123	115	118	8	(3)
Equipment and buildings	111	111	109	—	2
Other Expenses	32	(5)	31	37	(36)

Total administrative expenses	$1,631	$1,564	$1,519	$67	$45
Contribution to special programs	133	147	168	(14)	(21)
Service fee revenue	(179)	(156)	(151)	(23)	(5)
Revenue related to IBRD executed trust funds	(341)	(300)	(271)	(41)	(29)
Restricted Income	(27)	(18)	(12)	(9)	(6)
Net other (income) expense	(5)	(4)	(5)	(1)	1

Total Net Noninterest Expense	$1,212	$1,233	$1,248	$(21)	$(15)

FY 2012 versus FY 2011

The decrease of $240 million in operating income is explained by the following factors:

Provision for losses on loans and other exposures: For FY 2012, there was a $189 million provisioning charge primarily due to the decline in the credit quality of the loan portfolio. In contrast, during FY 2011, there was a $45 million release in the provision due to the improvement in the credit quality of the loan portfolio.

LTIP income: For FY 2012, the $138 million decrease in income from LTIP was primarily due to lower returns from the equity portfolio compared to FY 2011.

These factors were partially offset by:

Net Interest income: The interest margin increased by $188 million reflecting higher spreads from the increased proportion of loans carrying the new loan pricing terms which were approved in FY 2010, and an increase in loan volume.

FY 2011 versus FY 2010

The increase of $223 million in operating income is explained by the following factors:

Net Interest income: The $123 million increase in interest margin was primarily due to an increase in the loan balance. In addition, the lower short-term interest rate environment, in particular U.S. dollar six month LIBOR, (See Figure 12), resulted in higher interest income from the equity duration extension swaps (where IBRD is a variable interest rate payer and a fixed interest rate receiver) of $145 million. This was partially offset by the $128 million decline in interest income from equity-funded loans (where IBRD is primarily a variable interest rate receiver).

Figure 12: Six-Month LIBOR Interest Rates U.S. Dollar

LTIP income: The $51 million increase in income from LTIP was due primarily to unrealized mark-to-market gains from the equity portfolio.

7. FAIR VALUE ANALYSIS

Basis of Reporting

As discussed previously Management monitors the fair value results to assess the underlying trends in the market and the impact on its risk management. The Condensed Fair Value Balance Sheets in Table 12 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. The Condensed Fair Value Balance Sheets are presented with a reconciliation from the reported basis.

Fair Value Balance Sheet

Loan Portfolio

IBRD’s fair value model is based on a discounted cash flow method. This model incorporates CDS spreads as an indicator of the credit risk for each borrower. Recovery levels are modified to incorporate IBRD’s recovery levels.

On a fair value basis, the loan portfolio increased by $2,751 million compared with June 30, 2011. This increase comprises net loan disbursements of $7,798 million. This was partially offset by currency translation losses of $3,833 million, as shown in Table 17, primarily due to the depreciation of the euro against the U.S. dollar in FY 2012 and net negative fair value adjustment of $1,072 million.

Net Income on a Fair Value Comprehensive Basis

Net income on a fair value comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes in AOCI, which are related to currency translation adjustments and the changes in fair value of pension plans. Table 15 provides a reconciliation from net income on a reported basis to net income on a fair value comprehensive basis.

The net loss on a fair value comprehensive basis was $4,679 million, compared to net income of $1,704 million in FY 2011. This was primarily due to the following factors:

Table 15: Condensed Statements of Income for the years ended June 30, 2012 and 2011

In millions of U.S. dollars

	June 30, 2012			June 30, 2011
	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]
Income from loans	$2,585		$2,585	$2,470		$2,470
Income from investments, net[b]	219		219	367		367
Equity duration extension swaps, net	1,095		1,095	1,139		1,139
Other income	490		490	401		401

Total income	4,389		4,389	4,377		4,377

Borrowing expenses	1,652		1,652	1,687		1,687
Administrative expenses including contributions to special programs	1,764		1,764	1,711		1,711
Provision for losses on loans and other exposures	189	$(189)	—	(45)	$45	—
Other Expenses	1		1	1		1

Total expenses	3,606	(189)	3,417	3,354	45	3,399

Operating income	$783	$189	$972	$1,023	$(45)	$978
Board of Governors-approved transfers	(650)		(650)	(513)		(513)
Fair value adjustment on non-trading portfolios, net[c]	(809)		(809)	420		420
Fair value adjustment on loans[d]		(1,261)	(1,261)		(762)	(762)
Changes to accumulated other comprehensive income		(2,931)	(2,931)		1,581	1,581

Net (Loss) Income	$(676)	$(4,003)	$(4,679)	$930	$774	$1,704

a.	Net income on a fair value comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value under the reported basis.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

Fair Value Adjustment on Non-Trading Portfolios

The fair value adjustment on non-trading portfolios, net, consists of the fair value adjustments on the borrowing portfolio (including loan derivatives), all other derivatives other than those in the investment portfolio, and the fair value adjustment on loans with embedded derivatives.

During FY 2012, there were net unrealized losses of $809 million, compared with net unrealized gains of $420 million in FY 2011. See Table 16 for details.

Table 16: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

Unrealized gains/(losses)	June 30, 2012	June 30, 2011
Borrowing Portfolio (including loan derivatives)	$(2,247)	$663
Derivatives held in the asset/liability management portfolio	1,437	(248)
Derivatives held in the client operations portfolio	2	1
A loan with an embedded derivative	(1)	4

	$(809)	$420

During FY 2012, there were net unrealized losses in the borrowing portfolio and net unrealized gains in the asset/liability management portfolio3 primarily due to the decline in interest rates, as shown in Figure 13.

During FY 2011, consistent with the steepening of major yield curves, IBRD experienced net unrealized gains on the borrowing portfolio, partially offset by net unrealized losses on the derivatives held in the asset/liability management portfolio, where IBRD is a fixed interest rate receiver.

Figure 13: U.S. Dollar Swap Curve

Fair Value Adjustment on Loans

The fair value adjustment on loans for FY 2012 was a negative $1,072 million (including the reversal of the provision for losses on loans and other exposures of $189 million), compared to a negative $807 million (including the reversal of the release of provision for losses on loans and other exposures of $45 million) during FY 2011. This adjustment reflects changes in both interest rates and credit risk. The negative fair value adjustment for FY 2012 was primarily driven by unrealized credit losses due to the widening of CDS spreads, partially offset by unrealized gains from the lower interest rates.

In contrast, the fair value adjustment on loans for FY 2011 was primarily driven by the steepening of the yield curves of all major currencies. In addition, loan disbursements also resulted in unrealized credit losses, as determined by CDS spread levels, due to IBRD’s policy of not differentiating between the credit quality of member countries.

3.	The derivatives held in the asset/liability management portfolio are presented in IBRD’s balance sheet under Derivative Assets–Other assets/liabilities and Derivative Liabilities–Other assets/liabilities.

Changes to Accumulated Other Comprehensive Income (AOCI)

During FY 2012, IBRD experienced a loss of $2,931 million primarily due to the following factors:

Unrecognized net actuarial losses on benefits plans:    $2,158 million of unrecognized net actuarial losses, primarily due to the decrease in the discount rates used to determine the projected benefit obligation.

Unrecognized net prior service cost on benefit plans:    $141 million of unrecognized prior service cost, primarily due to an amendment made to the pension plan. See Notes to Financial Statements-Note J-Pension and Other Postretirement Benefits for further details.

Currency translation adjustments:    $627 million net negative currency translation adjustments, primarily due to the 13% depreciation of the euro against the U.S. dollar in FY 2012. Table 17 provides a summary of currency translation adjustments by portfolio. The loan portfolio contributed negative $3,833 million. The total percentage of loans denominated in currencies other than the U.S. dollar at June 30, 2012 was 21%; loans denominated in euro and Japanese yen accounted for approximately 19% and 1%, respectively, as illustrated by Figure 4c. The borrowing portfolio accounted for a positive adjustment of $3,203 million. The total percentage of the borrowing portfolio denominated in currencies other than the U.S. dollar at June 30, 2012 was 17%; borrowings denominated in euro and Japanese yen accounted for approximately 15% and 1%, respectively, as illustrated by Figure 9.

During FY 2011, IBRD experienced a gain of $1,581 million primarily due to the following factors:

Unrecognized net actuarial gains on benefits plans:    $834 million of unrecognized net actuarial gains, primarily due to higher actual returns on plan assets compared to expected returns.

Currency translation adjustments:    $757 million net positive currency translation adjustments, primarily due to the 18% appreciation of the euro against the U.S. dollar in FY 2011. Table 17 provides a summary of currency translation adjustments by portfolio. The loan portfolio contributed positive $4,256 million. The total percentage of loans denominated in currencies other than the U.S. dollar at June 30, 2011 was 23%; loans denominated in euro and Japanese yen accounted for approximately 20% and 1%, respectively as illustrated by Figure 4c. The borrowing portfolio accounted for a negative adjustment of $3,497 million. The total percentage of the borrowing portfolio denominated in currencies other than the U.S. dollar at June 30, 2011 was 19%; borrowings denominated in euro and Japanese yen accounted for approximately 17% and 2%, respectively.

Table 17: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars

	FY 2012	FY 2011	Variance
Unrecognized net actuarial (losses) gains on benefit plans	$(2,158)	$834	$(2,992)
Unrecognized net prior Service (cost) credit on benefit plans	(141)	8	(149)
Derivatives and hedging transition adjustment[a]	(5)	(18)	13
Currency translation adjustments	(627)	757	(1,384)
Of which:
Loans outstanding	(3,833)	4,256	(8,089)
Borrowing Portfolio	3,203	(3,497)	6,700
Net other assets and liabilities	3	(2)	5

Total	$(2,931)	$1,581	$(4,512)

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

8. CONTRACTUAL OBLIGATIONS

In the normal course of business, IBRD enters into various contractual obligations that may require future payments. Table 18 summarizes IBRD’s significant contractual obligations, by remaining maturity, at June 30, 2012.

Debt includes all borrowings (excluding derivatives) at fair value. See Notes to Financial Statements-Note E- Borrowings for additional information on the borrowing portfolio.

Operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and The Multilateral Investment Guarantee Agency (MIGA) in accordance with cost sharing and service arrangements (additional information can be found in the Notes to Financial Statements-Note H-Transactions with Affiliated Organizations).

Table 18: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2012
	Due in 1 year or Less	Due after 1 Year through 3 Years	Due after 3 Year through 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$22,071	$50,592	$35,161	$37,515	$145,339
Operating leases	64	108	59	240	471
Contractual purchases and capital expenditures	63	23	—	—	86
Other long-term liabilities	78	123	99	201	501

Total	$22,276	$50,846	$35,319	$37,956	$146,397

Table 18 excludes the following obligations presented in IBRD’s balance sheet: undisbursed loans; payable for currency and interest rate swaps; payable for investment securities purchased, cash received under agency arrangements, and payable for transfers approved by the Board of Governors.

9. CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Note A of IBRD’s financial statements contains a summary of IBRD’s significant accounting policies. These policies, as well as estimates made by Management, are integral to the presentation of IBRD’s financial condition. While all of these policies require a certain level of Management judgment and estimates, this section discusses the significant accounting policies that require Management to make judgments that are difficult, complex or subjective, and relate to matters that are inherently uncertain.

Provision for Losses on Loans and Other Exposures

IBRD’s accumulated provision for losses on loans and other exposures reflects the probable losses inherent in its accrual and nonaccrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the loans and other exposures for each country are then assigned a credit risk rating. With respect to loans in the accrual portfolio, these loans are grouped according to the assigned risk rating. Loans in the non-accrual portfolio are individually assigned the highest risk rating. Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default. For loans that are carried at fair value, the credit risk assessment is incorporated in the determination of fair value.

The determination of a borrower’s risk rating is based on various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision, accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers’ creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD’s total loans. The accumulated provision for losses on other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures is reported in the Statement of Income as provision for losses on loans and other exposures.

Additional information on IBRD’s provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies and Note D-Loans and Other Exposures.

Fair Value of Financial Instruments

All fair value adjustments are recognized through the income statement. The fair values of financial instruments are based on a three level hierarchy.

For financial instruments classified as Level 1 and 2, inputs are based on observable market data and less judgment is applied in arriving at a fair value measurement. For financial instruments classified as Level 3, significant unobservable inputs are used. These inputs require Management to make significant assumptions and judgments in arriving at a fair value measurement.

The majority of IBRD’s financial instruments are classified as Level 1 and Level 2, as the inputs are based on observable market data and less judgment is applied in arriving at fair value measures.

On a quarterly basis, the methodology, inputs and assumptions are reviewed to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some of IBRD’s financial instruments are valued using pricing models. The valuation and analytics group, which is independent of the treasury and risk management functions, reviews the models that IBRD uses and assesses model appropriateness and consistency. The model reviews consider a number of factors about the model’s suitability for valuation of a particular product. These factors include whether the model accurately reflects the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, reliability of data sources, consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether there have been any changes in the product or market that may affect the model’s validity and whether there are theoretical or competitive developments that may require reassessment of the model’s adequacy.

All the financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In instances where Management relies on instrument valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as the inputs applied in determining those values.

Pension and Other Postretirement Benefits

IBRD participates, along with IFC and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are subsequently shared between IBRD and IDA based on an agreed cost sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations and funded status associated with these plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions. For further details, refer to Notes to Financial Statements-Note J-Pension and Other Postretirement Benefits.

10. GOVERNANCE AND CONTROL

General Governance

IBRD’s decision-making structure consists of the Board of Governors, the Executive Directors (the Board) and the President and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, with the exception of certain powers enumerated in IBRD’s Articles.

Board Membership

In accordance with its Articles, members of the Board are appointed or elected every two years by their member governments. Currently the Board is composed of 25 Executive Directors. These Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, serving as a non-voting member and as Chairman of the Board.

The Executive Directors have established several Committees including:

•	Audit Committee

•	Budget Committee

•	Committee on Development Effectiveness

•	Committee on Governance and Executive Directors’ Administrative Matters

•	Ethics Committee

•	Human Resources Committee

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee’s terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The Executive Directors are required to consider proposals made by the President on IBRD’s loans and guarantees, and other policies that impact IBRD’s general operations. The Executive Directors are also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies as well as other matters.

Senior Management Changes

On August 15, 2011, Ngozi Okonjo-Iweala retired as Managing Director of IBRD.

On September 19, 2011, Caroline Anstey was appointed as Managing Director of IBRD.

On June 30, 2012, Robert B Zoellick retired as the President of IBRD.

Effective July 1, 2012, Jim Yong Kim became the President of IBRD.

Following the decision by Vincenzo La Via to retire as CFO of IBRD, Charles McDonough was appointed as acting CFO effective March 28, 2012. A global search for a new CFO is in progress.

Audit Committee

Membership

The Audit Committee (Committee) consists of eight Executive Directors. Membership on the Committee is determined by the Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors.

Key Responsibilities

The Committee is appointed by the Executive Directors to assist it in the oversight and assessment of IBRD’s finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal control regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Committee also has the responsibility for reviewing the performance and recommending to the Executive Directors the appointment of the external auditor, as well as monitoring the independence of the auditor. The Committee participates in oversight of the internal audit function and reviews the annual internal audit plan. In the execution of its role, the Committee discusses with Management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the institution’s financial position and capital adequacy. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends the annual audited financial statements for approval to the Executive Directors. The Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and updated its terms of reference in July 2009.

Executive Sessions

Under the Committee’s terms of reference, members of the Committee may convene in executive session at any time, without Management present. It meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Committee receives a large volume of information, which supports the execution of its duties. The Committee meets both formally and informally throughout the year to discuss relevant matters. The Committee has complete access to Management and reviews and discusses with management topics contemplated in their terms of reference.

The Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Business Conduct

The World Bank promotes a positive work environment where staff members understand their ethical obligations to the institution, which are embodied in its Core Values and Principles of Staff Employment. In support of this commitment, the institution has in place a Code of Conduct, entitled Living our Values (the Code). The Code applies to all staff worldwide and is available on IBRD’s website, www.worldbank.org.

In addition to the Code, Staff and Administrative Manuals, guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank’s business conduct framework.

The World Bank has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers numerous methods of worldwide communication. Reporting channels include: phone, mail, email, or through confidential submission through a website.

IBRD has in place procedures for the receipt, retention and handling of recommendations and concerns relating to business conduct identified during accounting, internal control and auditing processes.

The World Bank’s Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten the operations or governance of the World Bank. Additionally, these rules offer protection from retaliation.

Auditor Independence

The appointment of the external auditor of IBRD is governed by a set of Board-approved principles. Key features of those principles include:

•	Prohibition of the external auditor from the provision of all non audit-related services.

•	All audit-related services must be pre-approved on a case-by-case basis by the Executive Directors, upon recommendation of the Committee.

•	Mandatory rebidding of the external audit contract every five years, with a limitation of two consecutive terms and mandatory rotation thereafter.

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Executive Directors.

Communication between the external auditor and the Committee is ongoing, as frequently as is deemed necessary by either party. The Committee meets periodically with the external auditor, and individual members of the Committee have independent access to the external auditor. IBRD’s auditors also follow the communication requirements with audit committees set out under generally accepted auditing standards accepted in the United States of America and International Standards of Auditing.

Internal Control

Internal Control Over Financial Reporting

Management makes an annual assertion whether, as of June 30 of each fiscal year, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in the Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Concurrently, IBRD’s external auditor provides an attestation report on whether Management’s assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

For each fiscal year, Management performs an evaluation of internal control over external financial reporting for the purpose of determining if there are any changes made in internal control during the fiscal year covered by the report that materially affect, or would be reasonably likely to materially affect IBRD’s internal control over external financial reporting. As of June 30, 2012 no such changes had occurred.

Disclosure Control and Procedures

Disclosure control and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the acting CFO have concluded that these controls and procedures were effective as of June 30, 2012.

11. AFFILIATED ORGANIZATIONS—IFC, IDA AND MIGA

IFC helps developing countries achieve sustainable growth by financing private sector investments, mobilizing capital in international financial markets and providing advisory services to businesses and governments. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase its total outstanding debt beyond a certain threshold. Of IFC’s total outstanding debt at June 30, 2012, $42 million was due to IBRD ($50 million at June 30, 2011) under IFC’s Local Currency Borrowing Facility Agreement with IBRD which is capped at $300 million.

IDA’s purpose is to promote economic development in the less developed areas of the world included in IDA’s membership by providing a combination of grants and financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD.

Under a statement of policy of IBRD’s Board of Governors, IBRD may make transfers to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD’s business. Transfers may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. In FY 2012, IDA received $520 million from IBRD, resulting in cumulative transfers to IDA of $12,115 million as of June 30, 2012. For additional information on transfers of IBRD’s net income to IDA, see Executive Summary on page 4 of this Information Statement and the Notes to Financial Statements-Note G-Retained Earnings, Allocations and Transfers.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

For details of transactions with affiliated organizations, see the Notes to the Financial Statements-Note H-Transactions with Affiliated Organizations.

12. ADMINISTRATION OF IBRD

IBRD’s administration is composed of the Board of Governors, the Executive Directors, the President, other officers, and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 25 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Name	Countries
Mohammed A. Al-Sheikh	Saudi Arabia
Anna Brandt	Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden
Felix A. Camarasa	Argentina, Plurinational State of Bolivia, Chile, Paraguay, Peru, Uruguay
Piero Cipollone	Albania, Greece, Italy, Malta, Portugal, San Marino, Timor-Leste
Ambroise Fayolle	France
Jorg G. Frieden	Azerbaijan, Kazakhstan, Kyrgyz Republic, Poland, Serbia, Switzerland, Tajikistan, Turkmenistan, Uzbekistan
Marta Maria Garcia Jauregui	Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Republica Bolivariana de Venezuela
Vadim Nikolaevich Grishin	Russian Federation
Merza Hussain Hasan	Bahrain, Arab Republic of Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Maldives, Oman, Qatar, Syrian Arab Republic, United Arab Emirates, Republic of Yemen
Gwendolen Lucy Hines	United Kingdom
Ingrid G. Hoven	Germany
Konstantin Huber	Austria, Belarus, Belgium, Czech Republic, Hungary, Kosovo, Luxembourg, Slovak Republic, Slovenia, Turkey
Hekinus Manao	Brunei Darussalam, Fiji, Indonesia, Lao People’s Democratic Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand, Tonga, Vietnam
Agapito Mendes Dias	Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Democratic Republic of Congo, Republic of Congo, Cote d’Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Sao Tome and Principe, Senegal, Togo
Renosi Mokate	Angola, Nigeria, South Africa
Marie-Lucie Morin	Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines
Mukesh Nandan Prasad	Bangladesh, Bhutan, India, Sri Lanka
Ian H. Solomon	United States
Rogerio Studart	Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Suriname, Trinidad and Tobago
Hideaki Suzuki	Japan

Name	Countries
Hassan Ahmed Taha	Botswana, Burundi, Eritrea, Ethiopia, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Rwanda, Seychelles, Sierra Leone, Somalia, South Sudan, Sudan, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe
Javed Talat	Afghanistan, Algeria, Ghana, Islamic Republic of Iran, Morocco, Pakistan, Tunisia
Rudolf Jan Treffers	Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, former Yugoslav Republic of Macedonia, Moldova, Montenegro, Netherlands, Romania, Ukraine
John Henry Whitehead	Australia, Cambodia, Kiribati, Republic of Korea, Marshall Islands, Federated States of Micronesia, Mongolia, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Tuvalu, Vanuatu
Shaolin Yang	China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment, and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President	Jim Yong Kim
Managing Director	Caroline Anstey
Managing Director	Sri Mulyani Indrawati
Managing Director	Mahmoud Mohieldin
Chief Financial Officer	Charles A. McDonough (acting)
Senior Vice President, Development Economics and Chief Economist	Kaushik Basu (effective October 1, 2012)
Senior Vice President, World Bank Group General Counsel	Anne-Marie Leroy
Vice President, Middle East and North Africa	Inger Andersen
Vice President and Treasurer	Madelyn Antoncic
Vice President and Auditor General	Clare Brady
Vice President and Head of Network, Poverty Reduction and Economic Management	Otaviano Canuto
Vice President, East Asia and Pacific	Pamela Cox
Vice President and Head of Network, Financial and Private Sector Development	Janamitra Devan
Vice President, Africa	Makhtar Diop
Vice President and Corporate Secretary	Jorge Familiar Calderon
Vice President, South Asia	Isabel M. Guerrero
Director-General, Independent Evaluation Group	Caroline Heider
Vice President and Group Chief Risk Officer	Robert Kopech
Vice President and Head of Network, Sustainable Development	Rachel Kyte
Vice President, Europe and Central Asia	Philippe Le Houerou
Vice President and Head of Network, Human Development	Tamar Manuelyan Atinc
Vice President for Institutional Integrity	Leonard McCarthy
Vice President and Controller	Charles A. McDonough
Vice President, Human Resources	Sean Thomas McGrath

Vice President, External Affairs, Communications and United Nations Affairs	Cyril Muller
Vice President, World Bank Institute	Sanjay Pradhan
Vice President, Corporate Finance and Risk Management	Van Pulley
Vice President, Concessional Finance and Global Partnerships	Axel van Trotsenburg
Vice President, Latin America and the Caribbean	Hasan Tuluy
Vice President and Head of Network, Operations Policy and Country Services	Joachim von Amsberg
Vice President Information Solutions Group and Chief Information Officer	Stephanie von Friedeburg

13. THE ARTICLES OF AGREEMENT

The Articles constitute IBRD’s governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD’s purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

14. LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

15. FISCAL YEAR, ANNOUNCEMENTS, AND ALLOCATION OF NET INCOME

FISCAL YEAR

IBRD’s fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD published an annual report containing its audited financial statements and distributed quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD’s net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred a portion of its net income to IDA or to other uses that promote the purpose of IBRD (See Financial Overview on page 4 of this Information Statement and the Notes to Financial Statements-Note G-Retained Earnings, Allocations and Transfers).

16. AUDIT FEES

For FY 2012 and FY 2011, KPMG LLP (KPMG) served as IBRD’s independent external auditors. The aggregate fees for professional services rendered for IBRD and IDA by KPMG for FY 2012 and FY 2011 are as follows: $2.4 million for audit services ($2.4 million—FY 2011), and $0.5 million for audit-related services ($0.3 million—FY 2011). Audit related services include accounting consultations concerning financial accounting and reporting standards. No tax services were provided in FY 2012 and 2011. IBRD records its share of these fees as part of administrative expenses based on an agreed cost sharing formula. (See the Notes to the Financial Statements-Note H-Transactions with Affiliated Organizations, for a description of the allocation of administrative expenses between IBRD and IDA.)

See the Governance section of this Information Statement for additional discussion of auditor independence issues.

17. GLOSSARY OF TERMS

Asset-backed Securities:    Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

Capital Adequacy:    Is a measure of IBRD’s ability to withstand unexpected losses, and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

COSO:    Committee of Sponsoring Organizations of the Treadway Commission. COSO was formed in 1985 to sponsor the National Commission on Fraudulent Financial Reporting, an independent private-sector initiative which studied the causal factors that can lead to fraudulent financial reporting. In 1992, COSO issued its Internal Control-Integrated Framework, which provided a common definition of internal control and guidance on judging its effectiveness.

Credit Default Swaps (CDS):    A derivatives contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

Currency Swaps (including Currency Forward Contracts): Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Duration:    Duration provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity Duration Extension Strategy:    IBRD has reduced the sensitivity of its income to short-term interest rates by using derivatives to extend the duration of its equity from three months to approximately five years. This strategy uses a 10-year ladder repricing profile.

Equity-to-Loans Ratio:    This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with fair value adjustment on non-trading portfolios, net), the proposed transfer from unallocated net income to general reserves (where there are firm estimates available), net underfunded status of IBRD’s pension plans, the cumulative income earned on LTIP assets adjusted by the fixed draw down amount and income earned on PEBP assets prior to FY 2011 divided by the sum of loans outstanding, the present value of guarantees, effective but undisbursed DDOs, net of the accumulated provision for losses on loans and other exposures, deferred loan income and LTIP assets.

Equity-funded loans:    Interest cost saved by deploying equity instead of debt to fund loans.

Forward Starting Swaps:    A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Futures:    Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

Government and Agency Obligations:    These obligations include marketable bonds, notes and other obligations issued by governments.

Interest Margin:    The spread between loan returns and debt cost.

Interest Rate Cap:    An option that provides a payoff when a specified interest rate is above a certain level.

Interest Rate Collar:    A combination of an interest-rate cap and an interest rate floor. An interest rate floor is an option that provides a payoff when an interest rate is below a certain level.

Interest Rate Swaps:    Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:    London interbank offered rate.

Maintenance of Value:    Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent.

Net Loan Disbursements:    Loan disbursements net of repayments and prepayments.

Options:    Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Prudential Minimum:    The minimum amount of liquidity that IBRD is required to hold. The amount is equal to the highest consecutive six months of projected debt service obligations plus one-half of projected net disbursements on approved loans (if positive) for the relevant fiscal year.

Return on Equity:    This return is computed as net income divided by the average equity balance during the year.

Strategic Capital Adequacy Framework:    Evaluates IBRD’s capital adequacy as measured by stress test and appropriate long term equity-to-loan target range. This target equity-to-loans range provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The capital adequacy framework has been approved by the Executive Directors.

Statutory Lending Limit:    Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Stop-loss limits:    Stop-loss limits are levels of mark-to-market losses against the benchmark, at which Management will revert to passive management of the portfolio.

Swaptions:    A swaption is an option which gives the holder the right to enter into an Interest Rate Swap or Currency Swap at a future date.

Time Deposits:    Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

World Bank:    Refers collectively to IBRD and IDA in this document.

International Bank For Reconstruction and Development

Financial Statements and Internal Control Reports

June 30, 2012

Management’s Financial Reporting Assurance

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington, D.C. 20433 U.S.A.	(202) 477-1234 Cable Address: INTBAFRAD Cable Address: INDEVAS

Management’s Financial Reporting Assurance

August 9, 2012

Audit Committee of the Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the financial statements for the period ending on June 30, 2012, and the accompanying management’s discussion and analysis of the International Bank for Reconstruction and Development (IBRD) (collectively, the “Reports”). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IBRD for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IBRD. As part of carrying out these responsibilities, Management has:

•

designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

•

designed internal control over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IBRD’s internal controls and procedures as of the date of the Reports; and presented in management’s discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IBRD’s internal control over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IBRD’s internal control over external financial reporting.

Further, Management has disclosed, based on its most recent evaluation of internal control over external financial reporting, to IBRD’s external auditors and the Audit Committee of IBRD’s Board of Executive Directors:

•

all significant deficiencies in the design or operation of internal control over external financial reporting which are reasonably likely to adversely affect IBRD’s ability to record, process, summarize, and report financial information; and

•	any fraud, whether or not material, that involves Management or other employees who have a significant role in IBRD’s internal control over external financial reporting.

Jim Yong Kim President	Charles A. McDonough Acting Chief Financial Officer and Vice President and Controller

Management’s Report Regarding Effectiveness of

Internal Control Over External Financial Reporting

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington, D.C. 20433 U.S.A.	(202) 477-1234 Cable Address: INTBAFRAD Cable Address: INDEVAS

Management’s Report Regarding Effectiveness of Internal

Control Over External Financial Reporting

August 9, 2012

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and attestation of its internal control over external financial reporting was valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2012. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2012. The independent audit firm that audited the financial statements has issued an attestation report on management’s assertion on IBRD’s internal control over external financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the

Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim

President

Charles A. McDonough

Acting Chief Financial Officer and Vice President and Controller

Independent Auditors’ Report on

Management’s Assertion Regarding Effectiveness of Internal Control Over Financial Reporting

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have examined management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that the International Bank for Reconstruction and Development (IBRD) maintained effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IBRD’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that IBRD maintained effective internal control over financial reporting as of June 30, 2012 is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the accompanying balance sheet of IBRD as of June 30, 2012 and 2011, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2012, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the fiscal years in the three-year period ended June 30, 2012, and our report dated August 9, 2012 expressed an unqualified opinion on those financial statements.

August 9, 2012	KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Independent Auditors’ Report

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have audited the accompanying balance sheet of the International Bank for Reconstruction and Development (IBRD) as of June 30, 2012 and 2011, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2012, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the fiscal years in the three-year period ended June 30, 2012. These financial statements are the responsibility of IBRD’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2012 and 2011, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have examined, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that IBRD maintained effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 9, 2012 expressed an unqualified opinion on management’s assertion.

August 9, 2012	KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Balance Sheet

June 30, 2012 and June 30, 2011

Expressed in millions of U.S. dollars

	2012	2011
Assets

Due from Banks
Unrestricted currencies	$5,682	$2,312
Currencies subject to restrictions	124	150

	5,806	2,462

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $7 million—June 30, 2012; $151 million—June 30, 2011)—Note C	33,466	32,598

Securities Purchased Under Resale Agreements—Note C	209	47

Derivative Assets
Investments—Notes C and F	18,554	12,423
Client operations—Notes F and H	27,560	31,978
Borrowings—Notes E and F	110,103	97,199
Others—Note F	4,597	3,111

	160,814	144,711

Other Receivables
Receivable from investment securities traded—Note C	18	83
Accrued income on loans	836	827

	854	910

Loans Outstanding (Summary Statement of Loans, Notes D and H)
Total loans	199,241	196,894
Less undisbursed balance	62,916	64,435

Loans outstanding (including loans at fair value of $125 million—June 30, 2012; $139 million—June 30, 2011)	136,325	132,459
Less:
Accumulated provision for loan losses	1,690	1,549
Deferred loan income	426	440

Net loans outstanding	134,209	130,470

Other Assets
Assets under retirement benefits plans—Note J	—	328
Premises and equipment, net	930	885
Miscellaneous—Notes A, H and I	1,890	1,800

	2,820	3,013

Total assets	$338,178	$314,211

Balance Sheet

June 30, 2012 and June 30, 2011

Expressed in millions of U.S. dollars

	2012	2011
Liabilities

Borrowings—Note E	$145,339	$135,242

Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received—Note C	3,700	2,184

Derivative Liabilities
Investments—Notes C and F	18,631	13,275
Client operations—Notes F and H	27,551	31,964
Borrowings—Notes E and F	97,839	84,458
Others—Note F	816	732

	144,837	130,429

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	5	66

Other Liabilities
Payable for investment securities purchased—Note C	137	1,320
Accrued interest on borrowings	1,185	1,227
Liabilities under retirement benefits plans—Note J	2,895	866
Accounts payable and miscellaneous liabilities—Notes A, D, H and I	3,395	3,194

	7,612	6,607

Total liabilities	301,493	274,528

Equity

Capital Stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,307,600 shares—June 30, 2012, and June 30, 2011) Subscribed capital (1,702,605 shares—June 30, 2012, and 1,605,930 shares—June 30, 2011)	205,394	193,732
Less uncalled portion of subscriptions	192,976	182,012

Paid-in capital	12,418	11,720

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	(845)	(1,137)

Receivable Amounts to Maintain Value of Currency Holdings—Note B	(79)	(52)

Deferred Amounts to Maintain Value of Currency Holdings—Note B	561	848

Retained Earnings (Statement of Changes in Retained Earnings, Note G)	29,047	29,723

Accumulated Other Comprehensive Loss—Note K	(4,417)	(1,419)

Total equity	36,685	39,683

Total liabilities and equity	$338,178	$314,211

The Notes to Financial Statements are an integral part of these Statements.

Statement of Income

For the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010

Expressed in millions of U.S. dollars

	2012	2011	2010
Income
Loans—Note D
Interest	$2,572	$2,449	$2,458
Commitment charges	13	21	33
Investments, net—Trading—Notes C and F	219	367	367
Interest on equity duration extension swaps, net—Note F	1,095	1,139	994
Other—Notes A, H and I	490	401	354

Total income	4,389	4,377	4,206

Expenses
Borrowings, net—Note E	1,652	1,687	1,750
Administrative—Notes A, H, I, and J	1,631	1,564	1,519
Contributions to special programs	133	147	168
Provision for losses on loans and other exposures, charge (release)—Note D	189	(45)	(32)
Other	1	1	1

Total expenses	3,606	3,354	3,406

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	783	1,023	800
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and L	(809)	420	(1,038)
Board of Governors-approved transfers—Note G	(650)	(513)	(839)

Net (loss) income	$(676)	$930	$(1,077)

The Notes to Financial Statements are an integral part of these Statements.

Statement of Comprehensive Income

For the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010

Expressed in millions of U.S. dollars

	2012	2011	2010
Net (loss) income	$(676)	$930	$(1,077)
Other comprehensive income (loss)—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	5	(11)	(5)
Net actuarial (losses) gains on benefit plans	(2,158)	834	(724)
Prior service (cost) credit on benefit plans, net	(141)	8	6
Currency translation adjustments	(704)	793	(637)

Total other comprehensive (loss) income	(2,998)	1,624	(1,360)

Comprehensive (loss) income	$(3,674)	$2,554	$(2,437)

Statement of Changes in Retained Earnings

For the fiscal years ended June 30, 2012, June 30, 2011, and June 30, 2010

Expressed in millions of U.S. dollars

	2012	2011	2010
Retained earnings at beginning of the fiscal year	$29,723	$28,793	$29,870
Net (loss) income for the fiscal year	(676)	930	(1,077)

Retained earnings at end of the fiscal year	$29,047	$29,723	$28,793

The Notes to Financial Statements are an integral part of these Statements.

Statement of Cash Flows

For the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010

Expressed in millions of U.S. dollars

	2012	2011	2010
Cash flows from investing activities
Loans
Disbursements	$(19,733)	$(21,839)	$(28,775)
Principal repayments	9,246	10,769	10,488
Principal prepayments	2,733	3,116	1,137
Loan origination fees received	22	26	32
Other investing activities, net	(116)	(312)	(73)

Net cash used in investing activities	(7,848)	(8,240)	(17,191)

Cash flows from financing activities
Medium and long-term borrowings
New issues	44,351	30,291	33,025
Retirements	(26,778)	(22,378)	(32,987)
Net short-term borrowings	(7,659)	(8,079)	13,835
Net derivatives-Borrowings	604	301	102
Net derivatives-Other assets/liabilities	—	—	17
Capital subscriptions	690	228	1
Other capital transactions, net	215	235	554

Net cash provided by financing activities	11,423	598	14,547

Cash flows from operating activities
Net (loss) income	(676)	930	(1,077)
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities
Fair value adjustment on non-trading portfolios, net	809	(420)	1,038
Depreciation, amortization and other non-cash items	880	815	879
Provision for losses on loans and other exposures, charge (release)	189	(45)	(32)
Changes in:
Investments-Trading	(2,288)	5,709	4,431
Net investment securities traded/purchased	(1,123)	1,028	(2,193)
Net derivatives-Investments	494	(1,274)	283
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	1,341	1,420	(1,580)
Accrued income on loans	(47)	(48)	101
Miscellaneous assets	299	(439)	387
Accrued interest on borrowings	(7)	27	(285)
Accounts payable and miscellaneous liabilities	(76)	646	(113)

Net cash (used in) provided by operating activities	(205)	8,349	1,839

Effect of exchange rate changes on unrestricted cash	—	24	6

Net increase (decrease) in unrestricted cash	3,370	731	(799)
Unrestricted cash at beginning of the fiscal year	2,312	1,581	2,380

Unrestricted cash at end of the fiscal year	$5,682	$2,312	$1,581

Supplemental disclosure
(Decrease) Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(3,939)	$4,347	$(2,846)
Investment portfolio	(169)	323	(29)
Borrowing portfolio	(3,095)	3,430	(2,072)
Capitalized loan origination fees and interest included in total loans	44	40	80
Interest paid on borrowings	646	499	1,148

The Notes to Financial Statements are an integral part of these Statements.

Summary Statement of Loans

June 30, 2012

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Albania	$138	$48	$37	$53	0.04%
Algeria	8	—	—	8	*
Argentina	9,437	400	3,455	5,582	4.09
Armenia	328	15	106	207	0.15
Azerbaijan	1,864	—	1,289	575	0.42
Barbados	43	—	24	19	0.01
Belarus	687	—	325	362	0.27
Belize	22	—	13	9	0.01
Bolivia	—	—	—	—	*
Bosnia and Herzegovina	621	113	47	461	0.34
Botswana	373	—	296	77	0.06
Brazil	15,606	2,261	3,250	10,095	7.41
Bulgaria	1,402	—	206	1,196	0.88
Cameroon	16	—	—	16	0.01
Cape Verde	51	—	51	—	*
Chile	170	40	10	120	0.09
China	19,734	1,160	5,515	13,059	9.58
Colombia	8,483	360	669	7,454	5.47
Costa Rica	717	—	129	588	0.43
Croatia	2,028	—	448	1,580	1.16
Dominica	—	—	—	—	*
Dominican Republic	1,081	20	133	928	0.68
Ecuador	338	—	6	332	0.24
Egypt, Arab Republic of	6,157	740	2,476	2,941	2.16
El Salvador	1,226	80	146	1,000	0.73
Estonia	7	—	—	7	*
Gabon	94	58	2	34	0.02
Georgia	409	—	86	323	0.24
Grenada	12	—	—	12	0.01
Guatemala	1,560	32	137	1,391	1.02
Hungary	9	—	—	9	0.01
India	21,355	320	9,382	11,653	8.55
Indonesia	14,551	140	4,492	9,919	7.28
Iran, Islamic Republic of	810	—	65	745	0.55
Iraq	250	—	—	250	0.18
Jamaica	727	—	58	669	0.49
Jordan	1,243	—	105	1,138	0.83
Kazakhstan	4,996	1,068	1,614	2,314	1.70
Korea, Republic of	304	—	—	304	0.22
Kosovo	278	—	—	278	0.20

Summary Statement of Loans (Continued)

June 30, 2012

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Latvia	$512	$—	$—	$512	0.38%
Lebanon	584	267	38	279	0.20
Lesotho	1	—	—	1	*
Lithuania	16	—	—	16	0.01
Macedonia, former Yugoslav Republic of	487	52	103	332	0.24
Mauritius	319	—	64	255	0.19
Mexico	16,706	1,358	1,719	13,629	10.00
Moldova	65	—	—	65	0.05
Montenegro	338	—	44	294	0.22
Morocco	3,755	622	381	2,752	2.02
Pakistan	2,421	100	750	1,571	1.15
Panama	715	—	220	495	0.36
Papua New Guinea	120	—	—	120	0.09
Paraguay	570	100	237	233	0.17
Peru	4,031	—	1,451	2,580	1.89
Philippines	4,383	323	758	3,302	2.42
Poland	6,702	944	152	5,606	4.11
Romania	5,572	1,258	761	3,553	2.61
Russian Federation	2,234	—	436	1,798	1.32
Serbia	2,214	—	382	1,832	1.34
Seychelles	16	—	—	16	0.01
Slovak Republic	119	—	—	119	0.09
Slovenia	3	—	—	3	*
South Africa	3,753	—	2,772	981	0.72
Sri Lanka	213	213	—	—	*
St. Kitts and Nevis	7	—	—	7	0.01
St. Lucia	17	—	—	17	0.01
St. Vincent and the Grenadines	7	—	1	6	*
Swaziland	48	—	46	2	*
Thailand	1,142	1,000	79	63	0.05
Trinidad and Tobago	15	—	—	15	0.01
Tunisia	2,000	—	314	1,686	1.24
Turkey	14,534	—	1,876	12,658	9.29
Turkmenistan	9	—	—	9	0.01
Ukraine	4,165	—	994	3,171	2.33
Uruguay	1,437	—	349	1,088	0.80
Uzbekistan	504	180	102	222	0.16
Vietnam	1,868	100	943	825	0.60
Zimbabwe	462	—	—	462	0.34

Subtotal[c]	$199,199	$13,372	$49,544	$136,283	99.97%
International Finance Corporation	42	—	—	42	0.03%

Summary Statement of Loans (Continued)

June 30, 2012

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Total—June 30, 2012	$199,241	$13,372	$49,544	$136,325	100.00%

Total—June 30, 2011	$196,894	$19,430	$45,005	$132,459

*	Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

a.	Loans totaling $9,326 million ($12,614 million—June 30, 2011) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $4,046 million ($6,816 million—June 30, 2011) have been signed, but the loans are not effective and disbursements do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $110 million ($121 million—June 30, 2011).

c.	May differ from the sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

Statement of Subscriptions to

Capital Stock and Voting Power

June 30, 2012

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power[d]
Member	Shares	Percentage of total	Total Amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Afghanistan	300	0.02%	$36.2	$3.6	$32.6	832	0.05%
Albania	830	0.05	100.1	3.6	96.5	1,362	0.08
Algeria	9,252	0.54	1,116.1	67.1	1,049.0	9,784	0.54
Angola	2,676	0.16	322.8	17.5	305.4	3,208	0.18
Antigua and Barbuda	520	0.03	62.7	1.3	61.5	1,052	0.06
Argentina	17,911	1.05	2,160.7	132.2	2,028.4	18,443	1.02
Armenia	1,139	0.07	137.4	5.9	131.5	1,671	0.09
Australia	26,263	1.54	3,168.2	194.8	2,973.4	26,795	1.49
Austria	11,796	0.69	1,423.0	86.0	1,337.0	12,328	0.68
Azerbaijan	1,646	0.10	198.6	9.7	188.8	2,178	0.12
Bahamas, The	1,071	0.06	129.2	5.4	123.8	1,603	0.09
Bahrain	1,103	0.06	133.1	5.7	127.4	1,635	0.09
Bangladesh	4,854	0.29	585.6	33.9	551.6	5,386	0.30
Barbados	948	0.06	114.4	4.5	109.9	1,480	0.08
Belarus	3,596	0.21	433.8	24.3	409.5	4,128	0.23
Belgium	28,983	1.70	3,496.4	215.8	3,280.6	29,515	1.64
Belize	586	0.03	70.7	1.8	68.9	1,118	0.06
Benin	868	0.05	104.7	3.9	100.8	1,400	0.08
Bhutan	479	0.03	57.8	1.0	56.8	1,011	0.06
Bolivia	1,785	0.10	215.3	10.8	204.5	2,317	0.13
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	1,081	0.06
Botswana	615	0.04	74.2	2.0	72.2	1,147	0.06
Brazil	33,287	1.96	4,015.6	245.5	3,770.1	33,819	1.88
Brunei Darussalam	2,373	0.14	286.3	15.2	271.1	2,905	0.16
Bulgaria	5,215	0.31	629.1	36.5	592.6	5,747	0.32
Burkina Faso	868	0.05	104.7	3.9	100.8	1,400	0.08
Burundi	716	0.04	86.4	3.0	83.4	1,248	0.07
Cambodia	214	0.01	25.8	2.6	23.2	746	0.04
Cameroon	1,527	0.09	184.2	9.0	175.2	2,059	0.11
Canada	52,709	3.10	6,358.6	392.3	5,966.3	53,241	2.95
Cape Verde	508	0.03	61.3	1.2	60.1	1,040	0.06
Central African Republic	862	0.05	104.0	3.9	100.1	1,394	0.08
Chad	862	0.05	104.0	3.9	100.1	1,394	0.08
Chile	6,931	0.41	836.1	49.6	786.6	7,463	0.41
China	58,864	3.46	7,101.1	436.9	6,664.2	59,396	3.29
Colombia	8,166	0.48	985.1	58.3	926.8	8,698	0.48
Comoros	282	0.02	34.0	0.3	33.7	814	0.05
Congo, Democratic Republic Of	2,643	0.16	318.8	25.4	293.5	3,175	0.18
Congo, Republic of	927	0.05	111.8	4.3	107.5	1,459	0.08
Costa Rica	233	0.01	28.1	1.9	26.2	765	0.04
Cote d’Ivoire	2,516	0.15	303.5	16.4	287.1	3,048	0.17
Croatia	2,416	0.14	291.5	18.2	273.3	2,948	0.16
Cyprus	1,461	0.09	176.2	8.4	167.9	1,993	0.11
Czech Republic	6,308	0.37	761.0	45.9	715.0	6,840	0.38
Denmark	17,796	1.05	2,146.8	129.2	2,017.6	18,328	1.02
Djibouti	559	0.03	67.4	1.6	65.9	1,091	0.06
Dominica	504	0.03	60.8	1.1	59.7	1,036	0.06
Dominican Republic	2,092	0.12	252.4	13.1	239.3	2,624	0.15
Ecuador	2,771	0.16	334.3	18.2	316.1	3,303	0.18
Egypt, Arab Republic of	7,108	0.42	857.5	50.9	806.6	7,640	0.42

Statement of Subscriptions to

Capital Stock and Voting Power (Continued)

June 30, 2012

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power[d]
Member	Shares	Percentage of total	Total Amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
El Salvador	141	0.01%	$17.0	$1.7	$15.3	673	0.04%
Equatorial Guinea	715	0.04	86.3	2.7	83.5	1,247	0.07
Eritrea	593	0.03	71.5	1.8	69.7	1,125	0.06
Estonia	923	0.05	111.3	4.3	107.1	1,455	0.08
Ethiopia	978	0.06	118.0	4.7	113.3	1,510	0.08
Fiji	987	0.06	119.1	4.8	114.3	1,519	0.08
Finland	9,157	0.54	1,104.7	66.2	1,038.5	9,689	0.54
France	73,695	4.33	8,890.2	551.5	8,338.7	74,227	4.12
Gabon	987	0.06	119.1	5.1	113.9	1,519	0.08
Gambia, The	543	0.03	65.5	1.5	64.0	1,075	0.06
Georgia	1,584	0.09	191.1	9.3	181.8	2,116	0.12
Germany	82,450	4.84	9,946.4	615.7	9,330.7	82,982	4.60
Ghana	1,525	0.09	184.0	12.7	171.2	2,057	0.11
Greece	1,684	0.10	203.1	14.1	189.1	2,216	0.12
Grenada	531	0.03	64.1	1.4	62.7	1,063	0.06
Guatemala	2,001	0.12	241.4	12.4	229.0	2,533	0.14
Guinea	1,292	0.08	155.9	7.1	148.8	1,824	0.10
Guinea-Bissau	540	0.03	65.1	1.4	63.7	1,072	0.06
Guyana	1,058	0.06	127.6	5.3	122.3	1,590	0.09
Haiti	1,067	0.06	128.7	5.4	123.3	1,599	0.09
Honduras	641	0.04	77.3	2.3	75.0	1,173	0.07
Hungary	8,505	0.50	1,026.0	61.3	964.7	9,037	0.50
Iceland	1,258	0.07	151.8	6.8	144.9	1,790	0.10
India	50,552	2.97	6,098.3	375.4	5,722.9	51,084	2.83
Indonesia	14,981	0.88	1,807.2	110.3	1,697.0	15,513	0.86
Iran, Islamic Republic of	23,686	1.39	2,857.4	175.8	2,681.5	24,218	1.34
Iraq	2,808	0.16	338.7	27.1	311.6	3,340	0.19
Ireland	5,271	0.31	635.9	37.1	598.8	5,803	0.32
Israel	4,750	0.28	573.0	33.2	539.8	5,282	0.29
Italy	44,795	2.63	5,403.8	334.8	5,069.0	45,327	2.51
Jamaica	2,578	0.15	311.0	16.8	294.2	3,110	0.17
Japan	165,444	9.72	19,958.3	1,222.2	18,736.1	165,976	9.21
Jordan	1,388	0.08	167.4	7.8	159.6	1,920	0.11
Kazakhstan	2,985	0.18	360.1	19.8	340.3	3,517	0.20
Kenya	2,461	0.14	296.9	15.9	281.0	2,993	0.17
Kiribati	465	0.03	56.1	0.9	55.2	997	0.06
Korea, Republic of	15,817	0.93	1,908.1	114.5	1,793.5	16,349	0.91
Kosovo	966	0.06	116.5	5.2	111.4	1,498	0.08
Kuwait	13,280	0.78	1,602.0	97.4	1,504.6	13,812	0.77
Kyrgyz Republic	1,107	0.07	133.5	5.7	127.9	1,639	0.09
Lao People's Democratic Republic	178	0.01	21.5	1.5	20.0	710	0.04
Latvia	1,384	0.08	167.0	7.8	159.2	1,916	0.11
Lebanon	340	0.02	41.0	1.1	39.9	872	0.05
Lesotho	663	0.04	80.0	2.3	77.6	1,195	0.07
Liberia	463	0.03	55.9	2.6	53.3	995	0.06
Libya	7,840	0.46	945.8	57.0	888.8	8,372	0.46
Lithuania	1,507	0.09	181.8	8.7	173.1	2,039	0.11
Luxembourg	1,652	0.10	199.3	9.8	189.5	2,184	0.12
Macedonia, Former Yugoslav Republic Of	427	0.03	51.5	3.2	48.3	959	0.05
Madagascar	1,422	0.08	171.5	8.1	163.5	1,954	0.11
Malawi	1,094	0.06	132.0	5.6	126.4	1,626	0.09

Statement of Subscriptions to

Capital Stock and Voting Power (Continued)

June 30, 2012

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power[d]
Member	Shares	Percentage of total	Total Amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Malaysia	8,244	0.48%	$994.5	$59.5	$935.0	8,776	0.49%
Maldives	469	0.03	56.6	0.9	55.7	1,001	0.06
Mali	1,162	0.07	140.2	6.1	134.1	1,694	0.09
Malta	1,074	0.06	129.6	5.4	124.1	1,606	0.09
Marshall Islands	469	0.03	56.6	0.9	55.7	1,001	0.06
Mauritania	900	0.05	108.6	4.1	104.4	1,432	0.08
Mauritius	1,242	0.07	149.8	6.7	143.1	1,774	0.10
Mexico	18,804	1.10	2,268.4	139.0	2,129.4	19,336	1.07
Micronesia, Federated States Of	479	0.03	57.8	1.0	56.8	1,011	0.06
Moldova	1,368	0.08	165.0	7.6	157.4	1,900	0.11
Mongolia	466	0.03	56.2	2.3	53.9	998	0.06
Montenegro	688	0.04	83.0	3.2	79.8	1,220	0.07
Morocco	5,252	0.31	633.6	36.9	596.7	5,784	0.32
Mozambique	930	0.05	112.2	4.8	107.4	1,462	0.08
Myanmar	2,484	0.15	299.7	16.1	283.6	3,016	0.17
Namibia	1,523	0.09	183.7	8.8	174.9	2,055	0.11
Nepal	968	0.06	116.8	4.6	112.1	1,500	0.08
Netherlands	35,503	2.09	4,282.9	264.8	4,018.1	36,035	2.00
New Zealand	7,236	0.42	872.9	51.9	821.0	7,768	0.43
Nicaragua	608	0.04	73.3	2.1	71.3	1,140	0.06
Niger	852	0.05	102.8	3.8	99.0	1,384	0.08
Nigeria	12,655	0.74	1,526.6	92.7	1,433.9	13,187	0.73
Norway	11,414	0.67	1,376.9	82.9	1,294.0	11,946	0.66
Oman	1,561	0.09	188.3	9.1	179.2	2,093	0.12
Pakistan	9,339	0.55	1,126.6	67.8	1,058.9	9,871	0.55
Palau	16	0.00	1.9	0.2	1.8	548	0.03
Panama	385	0.02	46.4	3.2	43.2	917	0.05
Papua New Guinea	1,294	0.08	156.1	7.1	149.0	1,826	0.10
Paraguay	1,229	0.07	148.3	6.6	141.6	1,761	0.10
Peru	5,331	0.31	643.1	37.5	605.6	5,863	0.33
Philippines	6,844	0.40	825.6	48.9	776.7	7,376	0.41
Poland	10,908	0.64	1,315.9	79.6	1,236.3	11,440	0.63
Portugal	5,460	0.32	658.7	38.5	620.2	5,992	0.33
Qatar	1,389	0.08	167.6	11.1	156.5	1,921	0.11
Romania	4,011	0.24	483.9	30.5	453.4	4,543	0.25
Russian Federation	44,795	2.63	5,403.8	333.9	5,070.0	45,327	2.51
Rwanda	1,046	0.06	126.2	5.2	120.9	1,578	0.09
St. Kitts and Nevis	275	0.02	33.2	0.3	32.9	807	0.04
St. Lucia	552	0.03	66.6	1.5	65.1	1,084	0.06
St. Vincent and the Grenadines	278	0.02	33.5	0.3	33.2	810	0.04
Samoa	531	0.03	64.1	1.4	62.7	1,063	0.06
San Marino	595	0.03	71.8	2.5	69.3	1,127	0.06
Sao Tome and Principe	495	0.03	59.7	1.1	58.6	1,027	0.06
Saudi Arabia	44,795	2.63	5,403.8	335.0	5,068.9	45,327	2.51
Senegal	2,072	0.12	250.0	13.0	237.0	2,604	0.14
Serbia	2,846	0.17	343.3	21.5	321.9	3,378	0.19
Seychelles	263	0.02	31.7	0.2	31.6	795	0.04
Sierra Leone	718	0.04	86.6	3.0	83.6	1,250	0.07
Singapore	320	0.02	38.6	3.9	34.7	852	0.05
Slovak Republic	3,216	0.19	388.0	23.0	365.0	3,748	0.21

Statement of Subscriptions to

Capital Stock and Voting Power (Continued)

June 30, 2012

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power[d]
Member	Shares	Percentage of total	Total Amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Slovenia	1,261	0.07%	$152.1	$9.5	$142.6	1,793	0.10%
Solomon Islands	513	0.03	61.9	1.2	60.7	1,045	0.06
Somalia	552	0.03	66.6	3.3	63.3	1,084	0.06
South Africa	14,241	0.84	1,718.0	104.5	1,613.5	14,773	0.82
South Sudan[c]	1,437	0.08	173.4	8.6	164.8	1,969	0.11
Spain	31,573	1.85	3,808.8	232.7	3,576.1	32,105	1.78
Sri Lanka	3,817	0.22	460.5	26.1	434.3	4,349	0.24
Sudan	850	0.05	102.5	7.2	95.3	1,382	0.08
Suriname	412	0.02	49.7	2.0	47.7	944	0.05
Swaziland	440	0.03	53.1	2.0	51.1	972	0.05
Sweden	14,974	0.88	1,806.4	110.2	1,696.2	15,506	0.86
Switzerland	28,619	1.68	3,452.5	211.8	3,240.7	29,151	1.62
Syrian Arab Republic	2,202	0.13	265.6	14.0	251.7	2,734	0.15
Tajikistan	1,060	0.06	127.9	5.3	122.5	1,592	0.09
Tanzania	1,295	0.08	156.2	10.0	146.2	1,827	0.10
Thailand	6,349	0.37	765.9	45.2	720.7	6,881	0.38
Timor-Leste	517	0.03	62.4	1.9	60.4	1,049	0.06
Togo	1,105	0.06	133.3	5.7	127.6	1,637	0.09
Tonga	494	0.03	59.6	1.1	58.5	1,026	0.06
Trinidad and Tobago	2,664	0.16	321.4	17.6	303.7	3,196	0.18
Tunisia	719	0.04	86.7	5.7	81.1	1,251	0.07
Turkey	15,418	0.91	1,860.0	111.2	1,748.8	15,950	0.88
Turkmenistan	526	0.03	63.5	2.9	60.5	1,058	0.06
Tuvalu	211	0.01	25.5	1.5	23.9	743	0.04
Uganda	617	0.04	74.4	4.4	70.1	1,149	0.06
Ukraine	10,908	0.64	1,315.9	79.3	1,236.6	11,440	0.63
United Arab Emirates	2,385	0.14	287.7	22.6	265.1	2,917	0.16
United Kingdom	73,695	4.33	8,890.2	570.6	8,319.6	74,227	4.12
United States	281,183	16.51	33,920.5	2,115.7	31,804.8	281,715	15.63
Uruguay	2,812	0.17	339.2	18.6	320.7	3,344	0.19
Uzbekistan	2,493	0.15	300.7	16.1	284.7	3,025	0.17
Vanuatu	586	0.03	70.7	1.8	68.9	1,118	0.06
Venezuela, Republica Bolivariana de	20,361	1.20	2,456.2	150.8	2,305.5	20,893	1.16
Vietnam	968	0.06	116.8	8.1	108.7	1,500	0.08
Yemen, Republic of	2,212	0.13	266.8	14.0	252.8	2,744	0.15
Zambia	2,810	0.17	339.0	20.0	319.0	3,342	0.19
Zimbabwe	3,325	0.20	401.1	22.4	378.7	3,857	0.21

Total—June 30, 2012[b]	1,702,605	100.00%	$205,394	$12,418	$192,976	1,802,621	100.00%

Total—June 30, 2011	1,605,930		$193,732	$11,720	$182,012	1,652,680

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Restricted Currencies, Maintenance of Value, and Membership.
b.	May differ from the sum of individual figures shown due to rounding.
c.	South Sudan became the 188th member of IBRD on April 18, 2012.
d.	Effective June 27, 2012, the Articles of Agreement of IBRD have been amended to reflect changes in the allocation of votes to members. See Notes to Financial Statements, Note B—Capital Stock, Restricted Currencies, Maintenance of Value, and Membership.

The Notes to Financial Statements are an integral part of these Statements.

Notes to Financial Statements

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (deferred drawdown options-DDOs, irrevocable commitments, exposures to member countries’ derivatives and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years’ information have been made to conform with the current year’s presentation. In particular, effective July 1, 2011, as part of the move toward a more integrated reporting of IBRD’s trust fund activities and as permitted under U.S. GAAP, certain income and the related expenses pertaining to IBRD-executed trust funds are now presented on a gross basis; previously these amounts were presented on a net basis. For the fiscal years ended June 30, 2011 and June 30, 2010, the impact of this change was an increase in Other income of $300 million, and $271 million, respectively, and corresponding increases in Administrative expenses. In line with the change in reporting of trust fund related expenses, IBRD also changed the presentation of income and expenses jointly earned and incurred with IDA, respectively. Previously, IBRD allocated IDA’s share of both income and expenses through Administrative expenses on a net basis. Under the new presentation, IBRD now reflects IDA’s share of these amounts on a gross basis. For the fiscal years ended June 30, 2011 and June 30, 2010, the impact of this change was a decrease in Other income of $193 million, and

$173 million, respectively, and corresponding decreases in Administrative expenses. These changes in presentation had no effect on IBRD’s income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers, or Net income (loss) for the fiscal years ended June 30, 2011 and June 30, 2010.

In addition, IBRD now recognizes on its balance sheet all undisbursed contributions made by third party donors to IBRD-executed trust funds. The impact of this change in presentation on the June 30, 2011 balance sheet was an increase in Miscellaneous assets of $340 million and a corresponding increase in Accounts payable and miscellaneous liabilities, but no effect on IBRD’s Equity or cash from operating activities.

On August 9, 2012, the Executive Directors approved these financial statements for issue.

Translation of Currencies:    IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. Under these policies, IBRD endevours to match its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the accounting period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of restricted currencies (See Note B—Capital Stock, Maintenance of Value, and Membership). Maintenance of value amounts are determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

All MOV receivable balances and amounts from those countries who have been in arrears for two years or more are shown as components of equity, under Receivable Amounts to Maintain Value of Currency Holdings. The net receivable or payable MOV amounts relating to restricted currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred Amounts to Maintain Value of Currency Holdings. All MOV payable balances are included in Liabilities, under Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital.

Transfers Approved by the Board of Governors:    In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, referred to as “Board of Governors-approved transfers”, are reported as expenses when incurred, upon approval. The transfers are funded either from the immediately preceding fiscal year’s Unallocated Net Income or Surplus.

Retained Earnings:    Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Long-Term Income Portfolio (LTIP) reserve, and Restricted Retained Earnings) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, commencing in the fiscal year ended June 30, 2012, the pension reserve also includes investment income earned on the Post-Employment Benefits Plan (PEBP) portfolio.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) fair value guidance relating to prior fiscal years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading portfolios.

The LTIP Reserve consists of the cumulative difference between the actual portfolio return and the fixed draw amount, representing the long-term average return on the portfolio.

Restricted Retained Earnings consists of contributions or income from prior years which are restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved transfers.

Loans:    All of IBRD’s loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost, except those which contain embedded derivatives that require bifurcation, which IBRD has elected to measure at fair value.

Any loan origination fees incorporated in a loan’s terms are deferred and recognized over the life of the loan as an adjustment of yield. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fee amortization is included in Interest under Income from Loans on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996 which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. Currently, there are no borrowers with loans in nonaccrual status that meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

It is the policy of IBRD to place into nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member’s loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s loans may not automatically emerge from nonaccrual status, even though the member’s eligibility for new loans may have been restored. In such instances, a decision on the restoration to accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

Guarantees:    Financial guarantees are commitments issued by IBRD to guarantee payment performance to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Guarantee fee income received is deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Accumulated Provision for Losses on Loans and Other Exposures:    Delays in receiving loan payments result in present value losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and other exposures (exposures), which reflects the probable losses inherent in IBRD’s exposures. Other exposures include: Deferred

Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. There are several steps required to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, exposures for each borrower are then assigned a credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity of loss associated with IDA. The borrower’s eligibility is assessed at least annually. This methodology is also applied to countries with exposures in nonaccrual status. Generally, all exposures in nonaccrual status have the same risk rating.

The determination of borrowers’ ratings is based on various factors (See Note D—Loans and Other Exposures). IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and other exposures accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

For loans that are reported at fair value, the determination of the fair values takes credit risk into consideration.

Statement of Cash Flows:    For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of unrestricted currencies Due from Banks.

Currencies Subject to Restrictions:    These include amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for speficied purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses.

Investments:    Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. Throughout the fiscal years ended June 30, 2012 and June 30, 2011, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in income. Derivative instruments are used in liquidity management to manage interest rate and currency risks.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for these derivative instruments.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at face value which approximates fair value. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to IBRD under the resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    All demand obligations are held in bank accounts which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets offering its securities to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

IBRD fair values all the financial instruments in the borrowing portfolio with the changes in fair value recognized in the Statement of Income.

Interest expense relating to the debt instruments carried at fair value is measured on an effective yield basis and is reported as part of the Borrowings expenses in the Statement of Income.

For presentation purposes, amortization of discounts and premiums is included in Borrowing expenses in the Statement of Income.

IBRD uses derivatives in its borrowing and asset/liability management activities. In the borrowing portfolio, derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value (See Note F—Derivative Instruments). The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Borrowing expenses on the Statement of Income.

Accounting for Derivatives:    IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income. The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge borrowings, in a manner consistent with the presentation of the borrowings-related cash flows.

Valuation of Financial Instruments:    IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models.

These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment.

To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. In instances where management relies on valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as the inputs applied in determining those values.

As of June 30, 2012 and June 30, 2011, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy

Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting for Grant Expenses:    IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved transfers, when incurred.

Donor Receivables:    Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized upon receipt as income, unless the donor specifies a third party beneficiary. In those cases IBRD is deemed to be acting as an intermediary agent and assets held on behalf of the specified beneficiaries are recognized with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

Donor promises to give which are expected to be collected within one year are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Donor Contributions to Trust funds:    For those IBRD-executed trust funds where IBRD acts as an intermediary agent, third party donor contributions are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. For recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 became law. These Acts seek to reform the U.S. health care system and their various provisions will become effective over the next several years. While the Acts have no impact on IBRD as of June 30, 2012, IBRD continues to evaluate the potential future implications of these Acts.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law in the United States. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of June 30, 2012. IBRD continues to evaluate the potential future implications of the Act.

In April 2011, FASB issued Accounting Standards Update (ASU) 2011-02, Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU clarifies criteria to be considered in evaluating whether a restructuring of a receivable constitutes a troubled debt restructuring. For IBRD, this ASU was effective from the quarter ended September 30, 2011. As it is IBRD’s practice not to restructure its loans, this ASU had no impact on its financial statements.

In April 2011, the FASB issued ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The ASU changes the assessment of effective control by focusing on the transferor’s contractual rights and obligations and removing the criterion to assess its ability to exercise those rights or honor those obligations. For IBRD, this ASU was effective for the quarter ended March 31, 2012 and did not have an impact on IBRD’s financial statements, as IBRD accounts for transfers of securities as secured borrowings.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. While many of the amendments relate to the harmonization of terminology and do not significantly impact current practice, some of the amendments have changed the existing fair value measurement and disclosure requirements. IBRD adopted this ASU during the quarter ended March 31, 2012. For the related additional fair value disclosures, see Note C—Investments, Note D—Loans and Other Exposures, Note E—Borrowings, Note F—Derivative Instruments, Note J-Pension and Other Postretirement Benefits and Note L-Other Fair Value Disclosures.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires comprehensive income to be reported in either a single statement or in two consecutive statements. The ASU does not change which items are reported in other comprehensive income or existing requirements to reclassify items from other comprehensive income to net income. Subsequently, in December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred certain reclassification provisions in ASU 2011-05. For IBRD, the ASUs are effective for fiscal years beginning after December 15, 2011, and interim periods within those years. IBRD is currently evaluating the impact of these ASUs on its financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The ASU requires entities to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position, and instruments and transactions subject to a master netting agreement and agreements similar to master netting agreements. The new disclosure requirements will facilitate comparison between U.S. GAAP and IFRS. This ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. IBRD is currently evaluating the impact of this ASU on its financial statements.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock:    The following table provides a summary of the changes in IBRD’s authorized and subscribed shares during the fiscal years ended June 30, 2012 and June 30, 2011:

	Authorized shares	Subscribed shares
As of June 30, 2010	1,581,724	1,574,526
General and selective capital increase (GCI/SCI)	725,876	31,404

As of June 30, 2011	2,307,600	1,605,930
GCI/SCI	—	95,238
New membership	—	1,437

As of June 30, 2012	2,307,600	1,702,605

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital during the fiscal years ended June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions		Paid-in capital
As of June 30, 2010	$189,943	$(178,451)		$11,492
GCI/SCI	3,789	(3,561)		228

As of June 30, 2011	$193,732	$(182,012)		$11,720
GCI/SCI New membership	11,489 173	(10,800 (164	) )	689 9

As of June 30, 2012	$205,394	$(192,976)		$12,418

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowing, or guaranteeing loans.

Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Membership: On April 18, 2012, South Sudan became the 188th member country of IBRD with a subscribed capital of $173 million, of which $9 million has been paid-in, including $1 million in cash.

Amounts To Maintain the Value of Currency Holdings

The following table summarizes the amounts to maintain the value of currency holdings classified as components of equity:

In millions of U.S. dollars

	2012	2011
Payable (Receivable)
MOV receivable	$(79)	$(52)

Net Deferred MOV payable	833	1,111
MOV receivable in arrears	(142)	(133)
Deferred demand obligations	(130)	(130)

Deferred MOV	$561	$848

MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. These amounts may be settled either in cash or a demand note.

Net deferred MOV payable relates to restricted currencies being used in IBRD’s operations which are either being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes payable by IBRD on the same terms as other MOV obligations.

MOV receivable in arrears represents receivables for countries that have amounts outstanding for two years or more. Although these amounts are used to reduce equity, IBRD still considers these MOV in arrears as obligations due from the members concerned.

Deferred demand obligations relate to notes that are due on demand only after IBRD’s callable capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

NOTE C—INVESTMENTS

IBRD’s investments included a liquid assets portfolio, LTIP, and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) and PEBP, up until April 24, 2012, when the Executive Directors approved the liquidation of LTIP. As of June 30, 2012, LTIP had been fully liquidated.

The composition of IBRD’s net investment portfolio as of June 30, 2012 and June 30, 2011 was as follows:

In millions of U.S. dollars

Net investments portfolio	2012	2011
Liquid assets portfolio	$34,189	$28,154
LTIP	—	1,348
AMC holdings	326	291
PEBP holdings	604	531

Total	$35,119	$30,324

The investment securities held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of June 30, 2012, the majority of Investments-Trading is comprised of government and agency obligations and time deposits (59% and 32%, respectively), with almost all the instruments being classified as Level 1 and Level 2 within the fair value hierarchy.

The majority of the instruments in Investments-Trading are denominated in U.S. dollars (USD), Euro (EUR) and Japanese yen (JPY) (45%, 21% and 17%, respectively). IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. After considering the effects of these derivatives, IBRD’s investment portfolio has an average repricing of 0.2 years, and is predominantly denominated in USD (94%).

A summary of IBRD’s Investments-Trading at June 30, 2012 and June 30, 2011, is as follows:

In millions of U.S. dollars

	2012	2011
	Carrying Value	Carrying Value
Investments—Trading
Equity securities	$165	$833
Government and agency obligations	19,742	14,101
Time deposits	10,811	14,057
Asset-backed securities	2,748	3,607

Total	$33,466	$32,598

The following table summarizes the currency composition of IBRD’s Investments-Trading, at June 30, 2012 and June 30, 2011:

In millions of U.S. dollars equivalent

	2012		2011
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
Euro	$7,038	0.68	$4,120	1.67
Japanese yen	5,668	0.43	5,488	1.31
U.S. dollars	15,013	0.79	18,419	0.95
Others	5,747	0.47	4,571	0.61

Total	$33,466	0.64	$32,598	1.06

a.	Equity securities are not subject to repricing. The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	Carrying Value
	2012	2011
Investments—Trading	$33,466	$32,598
Securities purchased under resale agreements	209	47
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(3,700)	(2,184)

Derivative assets
Currency forward contracts	6,542	6,529
Currency swaps	11,876	5,823
Interest rate swaps	135	71
Other[a]	*	*

Total	18,554	12,423

Derivative liabilities
Currency forward contracts	(6,448)	(6,603)
Currency swaps	(11,876)	(6,469)
Interest rate swaps	(307)	(202)
Other[a]	—	(1)

Total	(18,631)	(13,275)

Cash held in investment portfolio[b]	5,340	1,952
Receivable from investment securities traded	18	83
Payable for investment securities purchased	(137)	(1,320)

Net Investment Portfolio	$35,119	$30,324

a.	These relate to Mortgage Back Securities To-Be-Announced (TBA securities).
b.	This amount is included in Unrestricted Currencies under Due from Banks on the Balance Sheet.
*	Indicates amount less than $0.5 million

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2012 and June 30, 2011:

In millions of U.S. dollars equivalent

	2012		2011
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
U.S. dollars	$32,945	0.20	$29,182	0.37
Others	2,174	0.03	1,142	0.80

Total	$35,119	0.19	$30,324	0.41

a.	Equity securities are not subject to repricing. The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of June 30, 2012 and June 30, 2011, there were no short sales included in Payable for investment securities purchased on the Balance Sheet.

For the fiscal year ended June 30, 2012, IBRD’s income included $2 million of net unrealized gains (net unrealized gains of $150 million—fiscal year ended June 30, 2011 and net unrealized gains of $100 million—fiscal year ended June 30, 2010).

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$150	$15	$—	$165
Government and agency obligations	2,559	17,133	50	19,742
Time deposits	1,073	9,738	—	10,811
Asset-backed securities	—	2,739	9	2,748

Total Investments—Trading	$3,782	$29,625	$59	$33,466

Securities purchased under resale agreements	9	200	—	209
Derivative assets—Investments
Currency forward contracts	—	6,542	—	6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Other[a]	—	*	—	*

Total Derivative assets—Investments	—	18,554	—	18,554

Total Assets	$3,791	$48,379	$59	$52,229

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$7	$—	$7
Derivative liabilities—Investments
Currency forward contracts	—	6,448	—	6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307
Other[a]	—	—	—	—

Total Derivative liabilities—Investments	—	18,631	—	18,631

Total Liabilities	$—	$18,638	$—	$18,638

a.	These relate to TBA securities.
b.	Excludes $3,693 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$833	$—	$—	$833
Government and agency obligations	1,671	12,430	—	14,101
Time deposits	2,601	11,456	—	14,057
Asset-backed securities	—	3,594	13	3,607

Total Investments—Trading	$5,105	$27,480	$13	$32,598

Securities purchased under resale agreements	14	33	—	47
Derivative assets—Investments
Currency forward contracts	—	6,529	—	6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

Total Derivative assets—Investments	—	12,423	—	12,423

Total Assets	$5,119	$39,936	13	$45,068

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$246	$—	$246
Derivative liabilities—Investments
Currency forward contracts	—	6,603	—	6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

Total Derivative liabilities—Investments	—	13,275	—	13,275

Total Liabilities	$—	$13,521	$—	$13,521

a.	These relate to TBA securities.
b.	Excludes $1,938 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the fiscal year ended June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	Investments—Trading
	June 30, 2012			June 30, 2011
	Asset-backed Securities	Government and Agency Obligations	Total	Asset-backed Securities
Beginning of the fiscal year	$13	$—	$13	$18
Total realized/unrealized gains (losses) in:
Net income	1	—	1	4
Purchases	1	—	1	3
Sales/Settlements	(5)	—	(5)	(4)
Transfers (out of) into, net	(1)	50	49	(8)

End of the fiscal year	$9	$50	$59	$13

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010, relating to IBRD’s Level 3 Investments—Trading still held as of these dates, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains	2012	2011	2010
Statement of Income Line
Investments, net—Trading	$(1)	$2	$3

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	June 30, 2012
	Level 2	Level 3
Investments—Trading
Government and Agency Obligations
Transfers (out of) into	$(50)	$50

Asset-backed Securities
Transfers (out of) into	(21)	21
Transfers into (out of)	22	(22)

	1	(1)

	$(49)	$49

In millions of U.S. dollars

	June 30, 2011
	Level 2	Level 3
Investments—Trading
Asset-backed Securities
Transfers (out of) into	$(16)	$16
Transfers into (out of)	24	(24)

	$8	$(8)

The transfers from Level 2 to Level 3 reflect the unavailability of quoted prices for similar instruments resulting from a decreased volume of trading for these instruments. Conversely, the transfers from Level 3 to Level 2 reflect the availability of quoted prices for similar instruments resulting from increased volume of trading for these instruments.

The fair value of Level 3 instruments in the investment portfolio is estimated using valuation models that incorporate observable market inputs and unobservable inputs. The significant unobservable inputs include constant prepayment rates, probability of default, and loss severity. The constant prepayment rate is an annualized expected rate of principal prepayment for a pool of asset-backed securities. The probability of default is an estimate of the expected likelihood of not collecting contractual amounts owed. Loss severity is the present value of lifetime losses (both interest and principal) as a percentage of the principal balance.

Significant increases (decreases) in the assumptions used for these inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for constant prepayment rates.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used:

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (weighted average)
Investments (Asset-backed Securities)	$9	Discounted cash flow	Probability of default	0% to 18% (5.77%)
			Constant prepayment rate	0.50% to 15% (4.80%)
			Loss severity	0% to 100% (76.19%)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under agreements to repurchase, and Securities lent under securities lending agreements

These securities are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements:    Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of June 30, 2012 and June 30, 2011.

In millions of U.S. dollars

	June 30, 2012	June 30, 2011
Collateral received
Cash	$3,693	$1,938
Securities	10,238	11,841

Total collateral received	13,931	$13,779

Collateral permitted to be repledged	$13,931	$13,779
Amount of collateral repledged	—	—

Securities Lending:    IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	June 30, 2012	June 30, 2011	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$7	$151	Included under Investments—Trading on the Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$7	$212	Included under Securities Sold Under Repurchase Agreements, Securities Lent Under Securities Lending Agreements, and Payable for Cash Collateral Received, on the Balance Sheet.

At June 30, 2012, there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date. At June 30, 2011, the liabilities relating to securities transferred under repurchase or securities lending agreements included $59 million of repurchase agreement trades that had not settled at that date. Of this amount, $44 million represented replacement trades entered into in anticipation of maturing trades.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2012, IBRD had received securities with a fair value of $209 million ($47 million—June 30, 2011). None of these securities had been transferred under repurchase or security lending agreements as of that date ($33 million—June 30, 2011).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization without any guarantee. IBRD’s loans are carried and reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2012, only loans with variable spread terms and fixed spread terms (including special development policy loans), were available for new commitments under the IBRD Flexible Loan (IFL).

As of June 30, 2012, 80% of IBRD’s loans carried variable interest rates. IBRD uses derivatives to manage the repricing risk between loans and borrowings. These derivatives are included under borrowing derivatives and other derivatives on the Balance Sheet. After considering the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of 1.3% as of June 30, 2012.

The majority of the loans in the loan portfolio are denominated in USD (79%) while the EUR and JPY account for 19% and 1% of the loan portfolio, respectively.

As of June 30, 2012, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.2% of the total loan portfolio.

Based on the IBRDs’ internal quality indicators, the majority of loans outstanding are in the Medium risk and High risk classes.

A summary of IBRD’s outstanding loans by currency and by interest rate characteristics (fixed or variable) at June 30, 2012 and June 30, 2011 follows:

In millions of U.S. dollars equivalent

	June 30, 2012
	Euro		Japanese yen		U.S. dollars		Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$193	$273	$235	$333	$174	$612	$111		$99	$713	$1,317	$2,030
Weighted average rate (%)[b]	3.77	6.38	3.54	6.33	4.65	7.26	3.69		6.33	3.90	6.77	5.76
Average Maturity (years)	2.65	1.25	2.75	1.30	2.35	0.45	2.74		1.30	2.62	0.89	1.50
Single currency pool terms
Amount	$—	$74	$—	$—	$545	$27	$—		$—	$545	$101	$646
Weighted average rate (%)[b]	—	2.13	—	—	3.68	2.56	—		—	3.68	2.24	3.46
Average Maturity (years)	—	1.08	—	—	0.99	0.86	—		—	0.99	1.02	0.99
Variable-spread terms
Amount	$22	$13,418	$—	$187	$360	$63,268	$—		$44	$382	$76,917	$77,299
Weighted average rate (%)[b]	4.30	1.39	—	0.75	5.16	1.09	—		1.32	5.12	1.14	1.16
Average Maturity (years)	0.46	11.51	—	3.28	0.88	9.60	—		9.19	0.86	9.91	9.87
Fixed-spread terms
Amount	$4,154	$7,990	$36	$395	$21,317	$20,746	$756	[c]	$956	$26,263	$30,087	$56,350
Weighted average rate (%)[b]	4.65	1.76	2.55	0.84	4.31	1.29	7.87		4.10	4.46	1.50	2.88
Average maturity (years)	6.57	8.87	8.59	7.32	8.01	9.34	8.85		12.28	7.81	9.28	8.59

Loans Outstanding
Amount	$4,369	$21,755	$271	$915	$22,396	$84,653	$867		$1,099	$27,903	$108,422	$136,325
Weighted average rate (%)[b]	4.61	1.59	3.40	2.82	4.31	1.18	7.33		4.19	4.44	1.31	1.95
Average Maturity (years)	6.37	10.37	3.52	4.31	7.68	9.47	8.06		11.16	7.45	9.62	9.18

Loans Outstanding												$136,325

Less accumulated provision for loan losses and deferred loan income												2,116

Net loans outstanding												$134,209

Note: For footnotes see the following page.

In millions of U.S. dollars equivalent

	June 30, 2011
	Euro		Japanese yen		U.S. dollars		Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$386	$479	$409	$507	$288	$703	$177		$158	$1,260	$1,847	$3,107
Weighted average rate (%)[b]	3.69	6.13	3.55	6.09	4.22	6.91	3.67		6.09	3.76	6.41	5.34
Average Maturity (years)	2.30	1.64	2.34	1.67	2.12	0.77	2.59		1.67	2.31	1.32	1.72

Single currency pool terms
Amount	$—	$171	$—	$—	$968	$55	$—		$—	$968	$226	$1,194
Weighted average rate (%)[b]	—	3.47	—	—	3.59	3.58	—		—	3.59	3.50	3.57
Average Maturity (years)	—	1.23	—	—	1.32	1.08	—		—	1.32	1.19	1.30

Variable-spread terms
Amount	$45	$12,701	$—	$208	$727	$58,177	$—		$45	$772	$71,131	$71,903
Weighted average rate (%)[b]	4.34	1.83	—	0.74	5.55	0.78	—		1.18	5.48	0.97	1.02
Average Maturity (years)	1.02	11.63	—	3.45	1.17	9.08	—		10.22	1.16	9.52	9.43

Fixed-spread terms
Amount	$4,341	$8,892	$32	$382	$20,842	$19,968	$698	[d]	$1,100	$25,913	$30,342	$56,255
Weighted average rate (%)[b]	4.76	2.06	2.49	0.86	4.37	0.98	7.50		4.22	4.52	1.41	2.84
Average maturity (years)	7.30	9.10	8.04	8.03	8.08	9.60	10.78		13.23	8.02	9.57	8.85

Loans Outstanding
Amount	$4,772	$22,243	$441	$1,097	$22,825	$78,903	$875		$1,303	$28,913	$103,546	$132,459
Weighted average rate (%)[b]	4.67	2.03	3.47	3.26	4.37	0.89	6.72		4.34	4.48	1.20	1.92
Average Maturity (years)	6.84	10.32	2.75	4.22	7.49	9.14	9.15		11.73	7.36	9.37	8.93

Loans Outstanding												$132,459

Less accumulated provision for loan losses and deferred loan income												1,989

Net loans outstanding												$130,470

a.	Include loans to IFC, in addition to multicurrency pool loans. Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b.	Excludes effects of any waivers of loan interest.
c.	Includes loans at fair value of $125 million.
d.	Includes loans at fair value of $139 million.

The maturity structure of IBRD’s loans at June 30, 2012 and June 30, 2011 is as follows:

In millions of U.S. dollars

	June 30, 2012
Terms/Rate Type	July 1, 2012 through June 30, 2013	July 1, 2013 through June 30, 2017		July 1, 2017 through June 30, 2022	Thereafter	Total
Multicurrency terms
Fixed	$307	$291		$64	$51	$713
Variable	836	481		—	—	1,317

Single currency pool terms
Fixed	328	217		—	—	545
Variable	57	44		—	—	101

Variable-spread terms
Fixed	264	118		—	—	382
Variable	4,888	17,887		18,564	35,578	76,917

Fixed-spread terms
Fixed	1,595	8,779	[a]	7,871	8,018	26,263
Variable	1,232	7,766		8,697	12,392	30,087

All Loans
Fixed	2,494	9,405		7,935	8,069	27,903
Variable	7,013	26,178		27,261	47,970	108,422

Total loans outstanding	$9,507	$35,583		$35,196	$56,039	$136,325

a.	Includes loans at fair value of $125 million.

In millions of U.S. dollars

	June 30, 2011
Terms/Rate Type	July 1, 2011 through June 30, 2012	July 1, 2012 through June 30, 2016	July 1, 2016 through June 30, 2021		Thereafter	Total
Multicurrency terms
Fixed	$551	$567	$75		$67	$1,260
Variable	898	937	12		—	1,847

Single currency pool terms
Fixed	423	543	2		—	968
Variable	114	112	—		—	226

Variable-spread terms
Fixed	387	385	—		—	772
Variable	5,101	18,678	16,256		31,096	71,131

Fixed-spread terms
Fixed	1,258	8,274	8,613	[a]	7,768	25,913
Variable	1,097	7,276	9,892		12,077	30,342

All Loans
Fixed	2,619	9,769	8,690		7,835	28,913
Variable	7,210	27,003	26,160		43,173	103,546

Total loans outstanding	$9,829	$36,772	$34,850		$51,008	$132,459

a.	Includes a loan at fair value of $139 million.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment—Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of the loan portfolio as at June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	June 30, 2012
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,799	$14,799
Medium	—	—	—	—	—	—	68,191	68,191
High	10	—	—	—	—	10	52,738	52,748

Loans in accrual status[a]	10	—	—	—	—	10	135,728	135,738
Loans in nonaccrual status[a]	—	—	—	13	428	441	21	462
Loan at fair value[b]	—	—	—	—	—	—	125	125

Total	$10	$—	$—	$13	$428	$451	$135,874	$136,325

In millions of U.S. dollars

	June 30, 2011
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,763	$14,763
Medium	—	—	—	—	—	—	68,737	68,737
High	6	—	—	—	—	6	48,348	48,354

Loans in accrual status[a]	6	—	—	—	—	6	131,848	131,854
Loans in nonaccrual status[a]	—	—	2	15	400	417	49	466
Loan at fair value[b]	—	—	—	—	—	—	139	139

Total	$6	$—	$2	$15	$400	$423	$132,036	$132,459

a.	At amortized cost
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010 are summarized below:

In millions of U.S. dollars

	June 30, 2012			June 30, 2011			June 30, 2010
	Loans	Other	Total	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,549	$29	$1,578	$1,553	$23	$1,576	$1,632	$10	$1,642
Provision—charge (release)	181	8	189	(50)	5	(45)	(45)	13	(32)
Translation adjustment	(40)	(2)	(42)	46	1	47	(34)	—	(34)

Accumulated provision, end of the fiscal year	$1,690	$35	$1,725	$1,549	$29	$1,578	$1,553	$23	$1,576

Composed of accumulated provision for losses on:
Loans in accrual status	$1,459			$1,316			$1,324
Loans in nonaccrual status	231			233			229

Total	$1,690			$1,549			$1,553

Loans, end of the fiscal year:
Loans at amortized cost in accrual status	$135,738			$131,854			$119,537
Loans at amortized cost in nonaccrual status	462			466			457
Loan at fair value in accrual status	125			139			109

Total	$136,325			$132,459			$120,103

Reported as Follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures

Other exposures (excluding Exposures to Member Countries’ Derivatives)	Accounts payable and miscellaneous liabilities	Provision for losses on loans and other exposures

Exposures to Member Countries’ Derivatives	Derivative Assets – Client Operations	Provision for losses on loans and other exposures

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to or guaranteed by that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

At June 30, 2012, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	2012	2011
Recorded investment in nonaccrual loans[a]	$462	$466
Accumulated provision for loan losses on nonaccrual loans	231	233
Average recorded investment in nonaccrual loans for the fiscal year[b]	464	463
Overdue amounts of nonaccrual loans:	761	701
Principal	441	417
Interest and charges	320	284

a.	A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.
b.	For the fiscal year ended June 30, 2010: $462 million

In millions of U.S. dollars

	Fiscal year ended June 30,
	2012	2011	2010
Interest income not recognized as a result of loans being in nonaccrual status	$37	$36	$35

During the fiscal years ended June 30, 2012, June 30, 2011, and June 30, 2010 no interest income was recognized on loans in nonaccrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2012 follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$462	$761	October 2000

During the fiscal years ended June 30, 2012 and June 30, 2011 there were no loans placed into nonaccrual status or restored to accrual status.

Guarantees

Guarantees of $1,753 million were outstanding at June 30, 2012 ($1,969 million—June 30, 2011). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 4 and 19 years, and expire in decreasing amounts through 2029.

At June 30, 2012, liabilities related to IBRD’s obligations under guarantees of $50 million ($56 million—June 30, 2011), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $18 million ($18 million—June 30, 2011).

During the fiscal years ended June 30, 2012 and June 30, 2011, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010 resulting from waivers of loan charges, is summarized in the following table:

In millions of U.S. dollars

	Fiscal years ended June 30,
	2012	2011	2010
Interest waivers	$139	$157	$163
Commitment charge waivers	26	41	64
Front-end fee waivers	25	19	20

Total	$190	$217	$247

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the fiscal year ended June 30, 2012, loans to one country individually generated in excess of 10 percent of loan income and totaled $260 million in aggregate.

The following table presents IBRD’s loan income and associated outstanding loan balances, by geographic region, as of and for the fiscal years ended June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	2012		2011
Region	Loan Income	Loans Outstanding	Loan Income	Loans Outstanding
Africa	$12	$1,843	$8	$1,413
East Asia and Pacific	490	27,592	505	26,115
Europe and Central Asia	683	37,553	566	37,741
Latin America and the Caribbean	1,080	46,272	1,107	45,027
Middle East and North Africa	195	9,799	168	9,101
South Asia	123	13,224	114	13,012
Other[a]	2	42	2	50

Total	$2,585	$136,325	$2,470	$132,459

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at June 30, 2012 was 3.32%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the fiscal year ended June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	2012	2011
Beginning of the fiscal year	$139	$109
Total realized/unrealized gains (losses) in:
Net income	8	14
Other comprehensive income	(22)	16

End of the fiscal year	$125	$139

The following table reflects the fair value adjustment on the loan and provides information on the unrealized gains or losses, relating to IBRD’s Level 3 loan, included in income, for the fiscal years ended June 30, 2012, June 30, 2011, and June 30, 2010.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains (Losses)	2012	2011	2010
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$(1)	$4	$15

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	2012		2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$134,209	$132,198	$130,470	$129,447

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of June 30, 2012 and June 30, 2011, except for the one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As at June 30, 2012, the majority of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in USD, Australian dollar (AUD), JPY and EUR (50.6%, 11.2%, 9.5% and 8.7%, respectively).

IBRD uses derivatives to manage the repricing risk between loans and borrowings. These derivatives also include derivatives which convert fixed interest rate loan repayments to floating interest rate loan repayments. After the effect of these derivatives (excluding those which convert fixed interest rate loan repayments to floating interest rate loan repayments), the borrowing portfolio carried variable interest rates, with a weighted average cost of 0.66% as of June 30, 2012 (0.63% as of June 30, 2011).

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings at June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	June 30, 2012	WAC[a] (%)	June 30, 2011	WAC[a] (%)
Fixed	$113,608	3.28	$104,717	3.78
Variable	25,259	1.65	28,093	2.17

Borrowings [b]	$138,867	2.98%	$132,810	3.44%
Fair value adjustment	6,472		2,432

Borrowings at fair value	$145,339		$135,242

a.	WAC refers to weighted average cost.
b.	At amortized cost.

At June 30, 2012 and June 30, 2011, the currency composition of debt in IBRD’s borrowing portfolio before derivatives was as follows:

	June 30, 2012	June 30, 2011
U.S. dollar	50.6%	51.3%
Australian dollar	11.2	9.9
Japanese yen	9.5	9.2
Euro	8.7	9.2
Pounds sterling	5.4	4.3
South African Rand	2.2	2.8
Others	12.4	13.3

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding at June 30, 2012 and June 30, 2011 was as follows:

In millions of U.S. dollars

Period	June 30, 2012	June 30, 2011
Less than1 year	$22,071	$26,552
Between
1 - 2 years	25,970	17,233
2 - 3 years	24,622	16,395
3 - 4 years	16,021	20,177
4 - 5 years	19,140	15,523
Thereafter	37,515	39,362

	$145,339	$135,242

IBRD’s borrowings have original maturities ranging from 11 days to 40 years, with the final maturity being in 2042.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of June 30, 2012 and June 30, 2011 is as follows:

In millions of U.S. dollars

	June 30, 2012	June 30, 2011
Level 1	$—	$—
Level 2	134,371	122,826
Level 3	10,968	12,416

	$145,339	$135,242

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the fiscal years ended June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	2012	2011
Beginning of the fiscal year	$12,416	$12,087
Total realized/unrealized (gains) losses in:
Net income	982	(137)
Other comprehensive income	(32)	1,145
Issuances	145	574
Settlements	(1,424)	(817)
Transfers out of, net	(1,119)	(436)

End of the fiscal year	$10,968	$12,416

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2012, June 30, 2011, and June 30, 2010, relating to IBRD’s Level 3 borrowings still held at June 30, 2012, June 30, 2011, and June 30, 2010 as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains (Losses)	2012	2011	2010
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$(880)	$209	$(347)

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010 relating to IBRD’s borrowings held at June 30, 2012, June 30, 2011, and June 30, 2010, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains (Losses)	2012	2011	2010
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$(4,558)	$1,505	$(3,024)

During the fiscal years ended June 30, 2012 and June 30, 2011, IBRD’s credit spreads remained largely unchanged.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average)

Borrowings	$10,968	Discounted cash flows	Correlations	-44% to 83% (13%)
			Long-dated interest rate volatilities	17% to 35% (26%)

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2012 and June 30, 2011. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars

	June 30, 2012		June 30, 2011
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$1,119	$(1,119)	$536	$(536)
Transfers (out of) into	—	—	(100)	100

	$1,119	$(1,119)	$436	$(436)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2012	$145,339	$149,655	$(4,316)
June 30, 2011	$135,242	$144,323	$(9,081)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below.

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

The following table summarizes IBRD’s borrowings portfolio after derivatives as of June 30, 2012 and June 30, 2011.

In millions of U.S. dollars

	June 30, 2012	June 30, 2011
Borrowings	$145,339	$135,242
Currency swaps, net	(9,663)	(9,858)
Interest rate swaps, net	(2,601)	(2,883)

	$133,075	$122,501

IBRD uses derivative contracts to manage the repricing risk between its loans and borrowings. For details regarding Currency swaps and Interest rate swaps, see Note F—Derivative Instruments.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards, options and futures contracts	Manage currency and interest rate risk in the portfolio

Borrowings	Currency swaps, interest rate swaps, and structured swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing their interest rate and currency risks

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries:    Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations:    IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations:    Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

IBRD engages in an equity duration extension strategy which employs interest rate swaps to increase the duration of its equity from approximately three months to approximately five years. This strategy seeks to increase the stability of income by taking greater exposure to long-term interest rates.

On July 1, 2000, IBRD adopted FASB’s guidance on derivatives and hedging. This guidance requires that derivative instruments be recorded on the balance sheet at fair value. IBRD has elected not to designate any qualifying hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value, with the changes in fair value recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of qualifying hedging criteria for accounting purposes would not appropriately reflect IBRD’s risk management strategies.

Upon adoption of this guidance, $500 million was reported in other comprehensive income, representing the difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to adoption. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of the guidance, were recorded in income at the time of implementation, and were offset by the fair value adjustments on the related derivative instruments. The fair value adjustments on those bonds are being amortized into earnings over the remaining lives of the related bonds, through the Fair value adjustment on non-trading portfolios, net in the Statement of Income.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of June 30, 2012 and June 30, 2011:

Fair value of derivative instruments on the Balance Sheet:

In millions of U.S. dollars

	Derivative assets				Derivative liabilities
	Balance Sheet Location	June 30, 2012	June 30, 2011		Balance Sheet Location	June 30, 2012	June 30, 2011
Derivatives not designated as hedging instruments

Options and Futures contracts—Investment—Trading	Receivable from investment securities traded	$5	$	*	Receivable from investment securities traded	$—	$—

Interest rate swaps	Derivative assets	12,140		7,635	Derivative liabilities	6,153	2,708

Currency swaps (including currency forward contracts and structured swaps)	Derivative assets	148,673		137,076	Derivative liabilities	138,684	127,720

Other[a]	Derivative assets	*		*	Derivative liabilities	—	1

Total Derivatives		$160,819		$144,711		$144,837	$130,429

a.	These relate to TBA securities
*	Indicates amount less than $0.5 million

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	June 30, 2012	June 30, 2011
Investments—Trading
Interest rate swaps
Notional principal	$7,319	$6,889
Credit exposure	135	71
Currency swaps (including currency forward contracts)
Credit exposure	413	23
Exchange traded Options and Futures[a]
Notional long position	272	638
Notional short position	2,009	88
Other derivatives[b]
Notional long position	95	169
Notional short position	—	4
Credit exposure	*	*

Client operations
Interest rate swaps
Notional principal	18,215	23,406
Credit exposure	1,720	499
Currency swaps
Credit exposure	1,446	1,354

Borrowing portfolio
Interest rate swaps
Notional principal	147,872	130,089
Credit exposure	6,647	4,885
Currency swaps
Credit exposure	15,506	15,758

Other derivatives
Interest rate swaps
Notional principal	38,563	38,032
Credit exposure	4,021	2,589
Currency swaps
Credit exposure	229	214

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All options and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on June 30, 2012 is $440 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2012, the amount of collateral that would need to be posted would be $115 million.

Amounts of gains and losses on non-trading derivatives and their location on the Statement of Income during the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010 is as follows:

In millions of U.S. dollars

	Income Statement Location	Fiscal Year ended June 30, Gains (Losses)
		2012	2011	2010
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]

Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$1,092	$(139)	$1,322

Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	2,658	(950)	649

Total		$3,750	$(1,089)	$1,971

a.	For alternative disclosures about trading derivatives see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment portfolio and their location on the Statement of Income during the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

Statement of Income Line	Fiscal Year ended June 30, Investments, net-trading[a], gains (losses)
	2012	2011	2010
Type of instrument
Fixed income	$(5)	$17	$55
Equity	(16)	138	71

	$(21)	$155	$126

a.	Amounts associated with each type of instrument includes realized and unrealized gains and losses on both derivative instruments and non-derivative instruments

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2012 and June 30, 2011 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,542	$—	$6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Other[a]	—	*	—	*

	—	18,554	—	18,554

Client operations
Currency swaps	—	25,891	—	25,891
Interest rate swaps	—	1,669	—	1,669

	—	27,560	—	27,560

Borrowings
Currency swaps	—	89,614	13,962	103,576
Interest rate swaps	—	6,520	7	6,527

	—	96,134	13,969	110,103

Other assets / liabilities
Currency swaps	—	788	—	788
Interest rate swaps	—	3,809	—	3,809

	—	4,597	—	4,597

Total derivative assets	$—	$146,845	$13,969	$160,814

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,448	$—	$6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307
Other[a]	—	—	—	—

	—	18,631	—	18,631

Client operations
Currency swaps	—	25,889	—	25,889
Interest rate swaps	—	1,662	—	1,662

	—	27,551	—	27,551

Borrowings
Currency swaps	—	81,915	11,998	93,913
Interest rate swaps	—	3,903	23	3,926

	—	85,818	12,021	97,839

Other assets / liabilities
Currency swaps	—	558	—	558
Interest rate swaps	—	258	—	258

	—	816	—	816

Total liabilities	$—	$132,816	$12,021	$144,837

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,529	$—	$6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

	—	12,423	—	12,423

Client operations
Currency swaps	—	31,550	—	31,550
Interest rate swaps	—	428	—	428

	—	31,978		31,978

Borrowings
Currency swaps	—	78,254	14,152	92,406
Interest rate swaps	—	4,736	57	4,793

	—	82,990	14,209	97,199

Other assets / liabilities
Currency swaps	—	768	—	768
Interest rate swaps	—	2,343	—	2,343

	—	3,111	—	3,111

Total derivative assets	$—	$130,502	$14,209	$144,711

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,603	$—	$6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

	—	13,275		13,275

Client operations
Currency swaps	—	31,545	—	31,545
Interest rate swaps	—	419	—	419

	—	31,964	—	31,964

Borrowings
Currency swaps	—	69,699	12,849	82,548
Interest rate swaps	—	1,893	17	1,910

	—	71,592	12,866	84,458

Other assets / liabilities
Currency swaps	—	555	—	555
Interest rate swaps	—	177	—	177

	—	732	—	732

Total liabilities	$—	$117,563	$12,866	$130,429

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net, during the fiscal years ended June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2012
	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$1,303	$40	$1,343
Total realized/unrealized gains (losses) in:
Net income	1,072	(41)	1,031
Other comprehensive income	25	—	25
Issuances	(69)	—	(69)
Sales/Settlements	(321)	—	(321)
Transfers (out of) in, net	(46)	(15)	(61)

End of the fiscal year	$1,964	$(16)	$1,948

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2011
	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$714	$(9)	$705
Total realized/unrealized gains or (losses) in:
Net income	(159)	49	(110)
Other comprehensive income	1,126	—	1,126
Issuances	(1)	—	(1)
Sales/Settlements	(182)	—	(182)
Transfers in (out of), net	(195)	*	(195)

End of the fiscal year	$1,303	$40	$1,343

*	Indicates amount less than $0.5 million

Unrealized gains or losses included in income for the fiscal years ended June 30, 2012, June 30, 2011, and June 30, 2010 relating to IBRD’s Level 3 derivatives, net, still held as at these dates as well as where those amounts are included in the Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized (Losses) Gains	2012	2011	2010
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$1,002	$(172)	$(24)

The table below provides the details of all inter-level transfers during the fiscal year ended June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	June 30, 2012
	Level 2	Level 3
Derivatives, net
Transfer into (out of)	$61	$(61)

In millions of U.S. dollars

	June 30, 2011
	Level 2	Level 3
Derivatives, net
Transfer into (out of)	$196	$(196)
Transfers (out of) into	(1)	1

	$195	$(195)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average)

Currency swaps, interest rates swaps	$1,948	Discounted cash flows	Correlations	-44% to 83% (13%)
			Long-dated interest rate volatilities	17% to 35% (26%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBA securities, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rates volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal periods from June 30, 2009 to June 30, 2012, are summarized below:

In millions of US dollars

	Special Reserve	General Reserve[c]	Pension Reserve	Surplus	Cumulative Fair Value Adjustments	LTIP Reserve	Unallocated Net Income (Loss)[c]	Restricted Retained Earnings	Total
As of June 30, 2009	$293	$25,670	$1,255	$595	$(1,805)	$—	$3,852	$10	$29,870

Net income allocation[a]	—	—	25	—	3,280	36	(3,352)	11	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(338)	—	—	338	—	—

Net loss for the year	—	—	—	—	—	—	(1,077)	—	(1,077)

As of June 30, 2010	$293	$25,670	$1,280	$257	$1,475	$36	$(239)	$21	$28,793

Net income allocation[a]	—	281	(32)	100	(1,038)	80	621	(12)	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(130)	—	—	130	—	—

Net income for the year	—	—	—	—	—	—	930	—	930

As of June 30, 2011	$293	$25,951	$1,248	$227	$437	$116	$1,442	$9	$29,723

Net income allocation[a]	—	401	(86)	75	420	109	(923)	4	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(130)	—	—	130	—	—

Net loss for the year	—	—	—	—	—	—	(676)	—	(676)

As of June 30, 2012	$293	$26,351	$1,162	$172	$857	$225	$(26)	$13	$29,047

a.	Amounts retained as Surplus from net income allocation are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, LTIP adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On July 20, 2011, IBRD’s Board of Governors approved the immediate transfer of $75 million from Surplus to the South Sudan Transition Trust Fund, by way of a grant.

On August 4, 2011, IBRD’s Executive Directors approved the allocation of $401 million of the net income earned in the fiscal year ended June 30, 2011 to the General Reserve. In addition, the Executive Directors also approved a reduction in Pension Reserve by $86 million, an increase in Restricted Retained Earnings by $4 million and an increase in LTIP Reserve by $109 million.

On September 23, 2011, IBRD’s Board of Governors approved the transfer of $520 million to IDA and $75 million to Surplus, from the net income earned in the fiscal year ended June 30, 2011. The transfer to IDA was made on September 27, 2011.

On May 24, 2012, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank, by way of grant.

Transfers approved during the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010, are included in the following table.

In millions of U.S. dollars

	Fiscal Years Ended June 30,
Transfers funded from:	2012	2011	2010
Unallocated Net Income:
IDA	$520	$383	$501

Surplus:
IDA	—	—	283
Trust Fund for Gaza and West Bank	55	130	55
South Sudan Transition Trust Fund	75	—	—

	130	130	338

Total	$650	$513	$839

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2012 and June 30, 2011.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At June 30, 2012 and June 30, 2011, IBRD had the following receivables from (payables to) its affiliated organizations.

In millions of U.S. dollars

	2012
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$375	$7,714	$(7,327)	$(1,006)	$(244)
IFC	42	48	—	—	(120)	(30)
MIGA	—	1	—	—	(5)	(4)

	$42	$424	$7,714	$(7,327)	$(1,131)	$(278)

In millions of U.S. dollars

	2011
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$370	$9,893	$(9,886)	$(999)	$(622)
IFC	50	32	—	—	(100)	(18)
MIGA	—	3	—	—	(5)	(2)

	$50	$405	$9,893	$(9,886)	$(1,104)	$(642)

a.	For details on derivative transactions relating to the swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments

The (payables) receivables balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for Administrative Services	Other Assets—Miscellaneous
Receivables (payables) for Derivative Transactions	Derivative Assets/Liabilities—Client operations
Payable for Pension and Other Postretirement Benefits	Accounts payable and miscellaneous liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2012, the loan balance under this facility amounted to $42 million at an interest rate of 3.96% and weighted average maturity of 2.7 years. This loan is not eligible for interest waivers.

Administrative services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the fiscal year ended June 30, 2012, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,365 million ($1,427 million—fiscal year ended June 30, 2011, and $1,323 million—fiscal year ended June 30, 2010).

Other income

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the fiscal year ended June 30, 2012, IBRD’s other income is net of income allocated to IDA of $209 million ($193 million—fiscal year ended June 30, 2011, and $173 million—fiscal year ended June 30, 2010).

For the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Income on the Statement of Income, as follows:

In millions of U.S. dollars

	Fiscal year ended June 30
	2012	2011	2010
Fees charged to IFC	$38	$36	$33
Fees charged to MIGA	6	5	4

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosures see Note J—Pension and Other Post Retirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services. The following table summarizes the expenses pertaining to IBRD-executed trust funds during the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	Fiscal Year Ended June 30,
	2012	2011	2010
IBRD-executed trust funds expenses	$341	$300	$271

These amounts are included in Administrative expenses and the corresponding income is included in Other income in the Statement of Income.

The following table summarizes all undisbursed contributions made by third party donors to IBRD-executed trust funds, recognized on the Balance Sheet as of June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	June 30, 2012	June 30, 2011
IBRD-executed trust funds	$354	$340

These amounts are included in Other Assets—Miscellaneous and the corresponding liabilities are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. Funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors.

Revenues

During the fiscal year ended June 30, 2012, June 30, 2011 and June 30, 2010, IBRD’s revenues for the administration of trust fund operations were as follows:

In millions of U.S. dollars

	Fiscal Year Ended June 30,
	2012	2011	2010
Revenues	$64	$55	$56

These amounts are included in Other income in the Statement of Income.

Revenue collected from donor contributions but not yet earned by IBRD totaling $66 million at June 30, 2012 ($66 million—June 30, 2011) is included in Other Assets (Miscellaneous) and in Accounts payable and miscellaneous liabilities, correspondingly on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

The fee income from all of these investment management activities in the amount of $23 million ($21 million —June 30, 2011) is included in Other Income on the Statement of Income.

Other Services

Donors to AMC have provided IBRD with commitments to give $1.5 billion over a ten year period, with the GAVI Alliance (GAVI) as the named beneficiary. The assets will be drawn down by GAVI in accordance with the terms of the AMC which require that the funds be used to make payments for qualifying vaccines. Should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors.

As of June 30, 2012, investments and receivables from donors relating to AMC, had a net carrying value of $844 million ($863 million—as of June 30, 2011). Amounts relating to investments totaled $326 million ($291 million—as of June 30, 2011) and are included in IBRD’s investment holdings. Receivables from donors are reported in Other Assets (Miscellaneous). The corresponding payables are reflected in Accounts payable and miscellaneous liabilities. Fee income recognized from these arrangements in the amount of $3 million ($3 million—June 30, 2011) is included in Other Income. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in Note D—Loans and Other Exposures.

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in SRP, a Retired Staff Benefits Plan (RSBP) and a PEBP that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

As of June 30, 2012, the SRP and RSBP each had a negative funded status of $1,423 million and $765 million, respectively. The funded status of the PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio ($478 million), was negative $229 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2012, June 30, 2011, and June 30, 2010:

In millions of U.S. dollars

	SRP			RSBP				PEBP
	2012	2011	2010	2012	2011		2010	2012	2011	2010
Benefit Cost
Service cost	$303	$275	$221	$62	$55		$43	$23	$20	$15
Interest cost	618	631	655	102	103		99	28	25	27
Expected return on plan assets	(780)	(728)	(757)	(106)	(94)		(91)	—	—	—
Amortization of prior service cost	7	7	7	—	(*	)	(2)	*	*	*
Amortization of unrecognized net loss	35	117	68	25	37		29	19	13	11

Net periodic pension cost	$183	$302	$194	$83	$101		$78	$70	$58	$53

of which:
IBRD’s share	$89	$144	$94	$40	$48		$38	$34	$28	$26
IDA’s share	$94	$158	$100	$43	$53		$40	$36	$30	$27

*	Indicates amount less than $0.5 million

IBRD’s share of the benefit costs is included in Administrative Expenses. IDA’s share of the benefit costs is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (See Note H—Transactions with Affiliated Organizations).

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2012, and June 30, 2011. While contributions made to the SRP and RSBP are irrevocable, contributions made to the PEBP are revocable. As a result, the assets for the PEBP do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. The assets of the PEBP are invested in fixed income and equity instruments.

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2012	2011	2012	2011	2012	2011
Projected Benefit Obligations
Beginning of year	$12,044	$11,249	$1,871	$1,741	$554	$450
Service cost	303	275	62	55	23	20
Interest cost	618	631	102	103	28	25
Participant contributions	81	80	16	15	1	1
Federal subsidy received	n.a	n.a	2	3	n.a	n.a
Plan amendments	—	—	149	—	—	—
Benefits paid	(536)	(495)	(60)	(60)	(27)	(23)
Actuarial loss	1,504	304	247	14	128	81

End of year	14,014	12,044	2,389	1,871	707	554

Fair value of plan assets
Beginning of year	12,372	10,950	1,559	1,326
Participant contributions	81	80	16	15
Actual return on assets	495	1,686	33	203
Employer contributions	179	151	76	75
Benefits paid	(536)	(495)	(60)	(60)

End of year	12,591	12,372	1,624	1,559

Funded status[a]	$(1,423)	$328	$(765)	$(312)	$(707)	$(554)

Accumulated Benefit Obligations	$12,580	$10,519	$2,389	$1,871	$614	$486

a.	Positive funded status is reflected in Assets under retirement benefits plans; negative funded status is included in Liabilities under retirement benefits plans, on the Balance Sheet

Currently, IBRD is enrolled in the U.S. Government Retiree Drug Subsidy (RDS) program. Effective January 1, 2013, IBRD will be moving from RDS to an Employer Group Waiver Plan (EGWP), an employer-sponsored prescription drug plan that further enhances coordination with Medicare prescription drug coverage under Medicare Part D.

During the fiscal year ended June 30, 2012, amendments were made to the RSBP. These include the integration of the prescription drug coverage with EGWP, thereby providing reimbursements for standard and income related premiums paid for medical insurance under Medicare Part B to all eligible plan participants effective on July 1, 2012, and providing reimbursements of Medicare Part D income-related premium amounts once the plan is integrated with EGWP, for all eligible plan participants effective January 1, 2013. The effect of these changes is a $149 million increase to the projected benefit obligation at June 30, 2012.

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits.

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2012:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$3,429	$778	$336	$4,543
Prior service cost	20	148	2	170

Net amount recognized in Accumulated Other Comprehensive Loss	$3,449	$926	$338	$4,713

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2011:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$1,675	$484	$226	$2,385
Prior service cost	27	—	2	29

Net amount recognized in Accumulated Other Comprehensive Loss	$1,702	$484	$228	$2,414

*	Indicates amount less than $0.5 million

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in the fiscal year ending June 30, 2013 are as follows:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$191	$45	$30	$266
Prior service cost	7	14	*	21

Amount estimated to be amortized into net periodic benefit cost	$198	$59	$30	$287

*	Indicates amount less than $0.5 million.

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2012, June 30, 2011, and June 30, 2010:

Weighted average assumptions used to determine projected benefit obligation

In percent

	SRP			RSBP			PEBP
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	3.90	5.30	5.75	4.10	5.50	6.00	3.90	5.20	5.75
Rate of compensation increase	5.40	5.90	6.20				5.40	5.90	6.20
Health care growth rates - at end of fiscal year				6.30	6.90	7.00
Ultimate health care growth rate				3.60	4.00	4.25
Year in which ultimate rate is reached				2022	2022	2022

Weighted average assumptions used to determine net periodic pension cost

In percent

	SRP			RSBP			PEBP
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	5.30	5.75	7.00	5.50	6.00	7.00	5.20	5.75	7.00
Expected return on plan assets	6.40	6.75	7.75	6.70	7.75	7.75
Rate of compensation increase	5.90	6.20	6.70				5.90	6.20	6.70
Health care growth rates - at end of fiscal year				6.90	7.00	7.00
Ultimate health care growth rate				4.00	4.25	4.75
Year in which ultimate rate is reached				2022	2022	2017

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$41	$31
Effect on projected benefit obligation	$508	$393

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., neutral mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three to five years, with an annual review of key assumptions.

The key long-term objective is to target and secure asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates. This is particularly so in the case of the SRP, which has liabilities that can be projected with a reasonable level of confidence based on the actuarial assumptions. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through various asset classes and strategies including equity, quasi-equity, private equity and real estate.

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the desired liquidity needs of the plans. The SAA is comprised of a diversified portfolio drawn from among fixed-income, equity, real assets and absolute return strategies.

The revised target asset allocations for the SRP and RSBP were approved in December 2010 and April 2011, respectively.

The following table presents the actual and target asset allocation at June 30, 2012 and June 30, 2011 by asset category for the SRP and RSBP. The portfolios are still in a period of transition to the new SAA, especially with regard to private equity, and hedge funds and real assets, which explains for the most part, the differences between the target allocation and the actual allocation as of June 2012.

In percent

	SRP			RSBP
	Target Allocation 2012 (%)	% of Plan Assets		Target Allocation 2012 (%)	% of Plan Assets
		2012	2011		2012	2011
Asset Class
Fixed Income & Cash	31	33	33	24	32	33
Public Equity	27	24	24	29	27	27
Private Equity	15	20	20	20	24	25
Hedge Funds	15	11	11	15	8	8
Real assets[a]	12	12	12	12	9	7

Total	100	100	100	100	100	100

a.	Real assets are primarily comprised of Real Estate and Real Estate Investment Trusts (REITS), with a small allocation to infrastructure and timber.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Liability driven investment management and asset diversification are central to the overall investment strategy and risk management approach for the SRP. The surplus volatility risk (defined as the annualized standard deviation of asset returns relative to that of liabilities) is considered the primary indicator of the overall investment risk of the Plans. It is used to define the risk tolerance level and establish the overall level of investment risk.

Investment risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events. Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible market event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles.

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2012 and June 30, 2011.

In millions of U.S. dollars

	June 30, 2012
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time deposits	$—	$42	$—	$42	$—	$21	$—	$21
Securities purchased under resale agreements	78	—	—	78	19	—	—	19
Government and agency securities	3,085	540	—	3,625	206	263	—	469
Corporate and convertible bonds	—	142	1	143	—	18	—	18
Asset backed securities	—	41	2	43	—	2	1	3
Mortgage backed securities	—	255	2	257	—	7	*	7

Total Debt securities	3,163	1,020	5	4,188	225	311	1	537

Equity securities
Stocks	1,625	—	—	1,625	222	—	—	222
Mutual funds	554	—	—	554	49	—	—	49
REITS	291	—	—	291	19	—	—	19

Total Equity securities	2,470	—	—	2,470	290	—	—	290

Commingled funds	—	723	—	723	—	152	—	152
Private equity	—	—	2,539	2,539	—	—	389	389
Real estate (including infrastructure and timber)		335	903	1,238	—	12	123	135
Hedge funds	—	899	354	1,253	—	81	39	120
Derivative assets / liabilities	(1)	(7)	—	(8)	1	(3)	—	(2)
Other assets / liabilities[a], net	—	—	—	188	—	—	—	3

Total Assets	$5,632	$2,970	$3,801	$12,591	$516	$553	$552	$1,624

a.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million

In millions of U.S. dollars

	June 30, 2011
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time deposits	$—	$225	$—	$225	$—	$23	$—	$23
Securities purchased under resale agreements	283	—	—	283	20	—	—	20
Government and agency securities	2,478	938	—	3,416	64	280	—	344
Corporate and convertible bonds	—	247	2	249	—	123	—	123
Asset backed securities	—	115	25	140	—	6	2	8
Mortgage backed securities	—	408	14	422	—	8	1	9

Total Debt securities	2,761	1,933	41	4,735	84	440	3	527

Equity securities
Stocks	1,482	—	—	1,482	188	—	—	188
Mutual funds	249	—	—	249	38	—	—	38
Real estate investment trusts (REITS)	250	—	—	250	3	—	—	3

Total Equity Securities	1,981	—	—	1,981	229	—	—	229

Commingled funds	—	726	—	726	—	181	—	181
Private equity	—	—	2,504	2,504	—	—	388	388
Real estate (including infrastructure and timber)	—	309	733	1,042	—	11	101	112
Hedge funds	—	1,150	322	1,472	—	92	34	126
Derivative assets / liabilities	17	(24)	—	(7)	*	(6)	—	(6)
Other assets / liabilities[a], net	—	—	—	(81)	—	—	—	2

Total Assets	$4,759	$4,094	$3,600	$12,372	$313	$718	$526	$1,559

a.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million

The following tables present a reconciliation of Level 3 assets held during the year ended June 30, 2012 and 2011. For the fiscal year ended June 30, 2011, investments in certain real estate funds that were identified as redeemable within 90 days of the period end were transferred out of Level 3 into Level 2.

In millions of US dollars

	June 30, 2012 SRP
	Corporate and Convertible Debt	Asset- backed Securities		Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$2	$25		$14	$2,504	$733	$322	$3,600
Actual return on plan assets:
Relating to assets still held at the reporting date	*	(1)		5	(238)	18	(7)	(223)
Relating to assets sold during the period	*	*		(4)	194	27	(4)	213
Purchases, issuance and settlements, net	(1)	(22)		(8)	79	125	51	224
Transfers in	—	—		1	—	—	20	21
Transfers out	—	(*	)	(6)	—	—	(28)	(34)

End of fiscal year	$1	$2		$2	$2,539	$903	$354	$3,801

*	Indicates amount less than $0.5 million

In millions of US dollars

	June 30, 2011 SRP
	Corporate and Convertible Debt	Asset- backed Securities	Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$4	$50	$23	$2,177	$729	$416	$3,399
Actual return on plan assets:
Relating to assets still held at the reporting date	*	5	1	53	146	41	246
Relating to assets sold during the period	—	(3)	(1)	240	17	25	278
Purchases, issuance and settlements, net	*	3	(2)	34	153	(166)	22
Transfers (out) in	(2)	(30)	(7)	—	(312)	6	(345)

End of fiscal year	$2	$25	$14	$2,504	$733	$322	$3,600

*	Indicates amount less than $0.5 million

In millions of US dollars

	June 30, 2012 RSBP
	Corporate and Convertible Debt	Asset- backed Securities		Mortgage- backed Securities			Private Equity	Real Estate	Hedge Funds		Total
Beginning of the fiscal year	$—	$2			$1		$388	$101	$34		$526
Actual return on plan assets:
Relating to assets still held at the reporting date	—	(*	)		*		(32)	16	(1)		(17)
Relating to assets sold during the period	—	(*	)		*		33	11	(*	)	44
Purchases, issuance and settlements, net	—	(1)			(1)		*	(5)	10		3
Transfers in	—						—	—	2		2
Transfers out	—	(*	)		(*	)	—	—	(6)		(6)

End of fiscal year	$—	$1		$	*		$389	$123	$39		$552

*	Indicates amount less than $0.5 million

In millions of US dollars

	June 30, 2011 RSBP
	Corporate and Convertible Debt			Asset- backed Securities	Mortgage- backed Securities		Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$	*		$2	$1		$340	$74	$44	$461
Actual return on plan assets:
Relating to assets still held at the reporting date		*		1	*		16	12	3	32
Relating to assets sold during the period		(*	)	*	(*	)	32	3	4	39
Purchases, issuance and settlements, net		(*	)	1	*		*	22	(17)	6
Transfers out		—		(2)	—		—	(10)	*	(12)

End of fiscal year		$—		$2	$1		$388	$101	$34	$526

*	Indicates amount less than $0.5 million

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in asset backed securities such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITS) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at net asset value (NAV) as provided by the investment manager or sponsor of the fund based on valuation of underlying investments, and reviewed by management.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, and reviewed by management, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated Future Benefit Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2012:

In millions of U.S. dollars

	SRP	RSBP		PEBP
		Before Federal Subsidy	Federal Subsidy[a]
July 1, 2012 - June 30, 2013	$634	$58	$1	$38
July 1, 2013 - June 30, 2014	667	63	—	41
July 1, 2014 - June 30, 2015	701	69	—	43
July 1, 2015 - June 30, 2016	733	75	—	45
July 1, 2016 - June 30, 2017	763	81	—	47
July 1, 2017 - June 30, 2022	4,198	504	—	266

a.	Effective January 1, 2013, IBRD will be moving from RDS to EGWP. See page 92 for further discussion.

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2012 is $201 million and $72 million, respectively.

NOTE K—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, currency translation adjustments, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss for the fiscal years ended June 30, 2012, June 30, 2011, and June 30, 2010:

In millions of U.S. dollars

	2012
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	Unrecognized Prior Service (Costs) on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$1,016	$500	$(521)	$(2,385)	$(29)	$(1,419)
Changes from period activity	(704)	—	5	(2,158)	(141)	(2,998)

Balance, end of the fiscal year	$312	$500	$(516)	$(4,543)	$(170)	$(4,417)

In millions of U.S. dollars

	2011
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	Unrecognized Prior Service (Costs) Credits on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$223	$500	$(510)	$(3,219)	$(37)	$(3,043)
Changes from period activity	793	—	(11)	834	8	1,624

Balance, end of the fiscal year	$1,016	$500	$(521)	$(2,385)	$(29)	$(1,419)

In millions of U.S. dollars

	2010
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Losses on Benefit Plans	Unrecognized Prior Service (Costs) Credits on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)
Changes from period activity	(637)	—	(5)	(724)	6	(1,360)

Balance, end of the fiscal year	$223	$500	$(510)	$(3,219)	$(37)	$(3,043)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

NOTE L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of June 30, 2012 and June 30, 2011.

In millions of U.S. dollars

	2012			2011
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$5,806	$5,806		$2,462	$2,462
Investments (including Securities purchased under resale agreements)	33,675	33,675		32,645	32,645
Net Loans Outstanding	134,209	132,198		130,470	129,447
Derivative Assets
Investments	18,554	18,554		12,423	12,423
Client operations	27,560	27,560		31,978	31,978
Borrowings	110,103	110,103		97,199	97,199
Other Asset/Liability	4,597	4,597		3,111	3,111
Borrowings	145,339	145,337	[a]	135,242	135,223	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,700	3,700		2,184	2,184
Derivative Liabilities
Investments	18,631	18,631		13,275	13,275
Client operations	27,551	27,551		31,964	31,964
Borrowings	97,839	97,839		84,458	84,458
Other Asset/Liability	816	816		732	732

a.	Includes $2 million relating to transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000 ($19 million—June 30, 2011).

As of June 30, 2012, IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3 within the fair value hierarchy.

Valuation Methods and Assumptions

As of June 30, 2012 and June 30, 2011, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments—Notes A and C

Loans—Notes A and D

Borrowings—Notes A and E

Derivative assets and liabilities—Notes A, C, E and F

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net for the fiscal years ended June 30, 2012, June 30, 2011, and June 30, 2010.

In millions of U.S. dollars

	Fiscal years ended June 30,
	2012	2011	2010
Fair value adjustments—gains (losses):
Borrowings—Note E	$(4,558)	$1,505	$(3,024)
Derivatives—Note F
Borrowing derivatives[a]	2,311	(842)	868
Other assets/liabilities derivatives	1,437	(248)	1,097
Client operations derivatives	2	1	6
Loan—Note D	(1)	4	15

Total	$(809)	$420	$(1,038)

a.	Includes derivatives associated with the loan portfolio which are used to manage the repricing risk between loans and borrowings.

Information Statement

International Bank for Reconstruction

and Development

No person is authorized to give any information or to make any representation not contained in this Information Statement, any supplemental information statement or any prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by IBRD or by any dealer, underwriter or agent of IBRD. Neither this Information Statement nor any supplemental information statement or prospectus constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

The Information Statement contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.